SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2009

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): __.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit
Number

1 Annual Report for the fiscal year ended December 31, 2008, filed with The Stock Exchange of Hong Kong Limited, dated April 15, 2009.

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company's operating strategies and future plans and objectives of management, mergers and acquisitions, and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its network expansion plans and related expenditure plans, including, among others: those relating to 3G digital cellular business and 3G network infrastructure build-outs; its future business condition and financial results; cash flows; dividends; financing plans; its ability to upgrade and expand existing networks and increase network efficiency; its ability to improve existing services and offer new services; its ability to develop new technology applications; its ability to leverage its position as an integrated telecommunications operator and expand into new businesses and new markets; future growth of market demand of, and opportunities for, the Company's new and existing products and services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update these forward-looking statements.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of the future performance of the Company. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

- any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT, the State-owned Assets Supervision and Administration Commission and other relevant government authorities of the PRC;

- the level of demand for telecommunications services;

- competitive forces in more liberalized markets, including pricing pressures and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- the effects of tariff reduction initiatives;
- the availability, terms and deployment of capital, and the impact of regulatory and competitive developments on capital outlays;
- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and
- any changes in the PRC telecommunications industry resulted from the issuance of the licenses of third generation mobile telecommunications by the PRC government;
- the results of the ongoing restructuring of the PRC telecommunications industry;
- any changes in the effects of competition on the demand and price of the Company's telecommunications services;
- the effect of the Company's restructuring and the integration of the Company and China Netcom Group Corporation (Hong Kong) Limited following the completion of the merger;
- the effect of the Company's proposed adjustment in its business strategies relating to the personal handy-phone system business;
- any changes in telecommunications and related technologies and applications based on such technologies;
- any changes in political, economic, legal and social conditions in the PRC, including the PRC government's policies and initiatives with respect to economic development in light of the current economy downturn, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market; and
- the potential continued slowdown of economic activities at home and abroad.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date:

By: ______________________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

China
unicom 中国联通

CHINA UNICOM (HONG KONG) LIMITED

Incorporated in Hong Kong with limited liability

Stock Code: 0762



2008 Annual Report


China
unicom中国联通

15/10/2008
China Unicom and China Netcom Merged

From left to right:
Mr. Xi Guohua, Deputy Minister of MIIT,
Mr. Chang Xiaobing, Chairman & CEO of China Unicom,
Mr. Meng Jianmin, Deputy Director of SASAC

Contents

Financial Sections

Company Profile

China Unicom (Hong Kong) Limited (formerly known as "China Unicom Limited") (the "Company") was incorporated in Hong Kong in February 2000 and was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index.

The Company merged with China Netcom Group Corporation (Hong Kong) Limited on 15 October 2008. The ultimate parent company of the Company, China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation) ("Unicom Group") also officially merged with China Network Communications Group Corporation ("Netcom Group") in early January of 2009.

As of 31 March 2009, Unicom Group held 57.32% of the shares in the Company through China United Telecommunications Corporation Limited ("A Share Company"), China Unicom (BVI) Limited and China Netcom Group Corporation (BVI) Limited; The public investors of the A Share Company held 13.09% of the shares in the Company through A Share Company's shareholding in China Unicom (BVI) Limited; SK Telecom and Telefónica Internacional S.A.U. held 3.79% and 5.38% of the shares in the Company respectively. The remaining 20.42% of the shares in the Company are held by public investors in Hong Kong and New York.

The Company completed the acquisitions of certain assets and business related to its core business from Unicom Group and Netcom Group on 31 January 2009, and started to lease the telecommunications networks across the 21 provinces in Southern China from Unicom Group on 1 January 2009. At present, the Company is engaged in GSM cellular business and value-added services, fixed-line voice and value-added services, fixed-line broadband and other Internet-related services, ICT services, business and data communications services, and other related telecommunication business in 31 provinces, municipalities and autonomous regions in China.

On 7 January 2009, Unicom Group was granted the license to operate 3G digital cell business with WCDMA technology by the Ministry of Industry and Information Technology of the People's Republic of China ("MIIT"). MIIT has also granted approval for Unicom Group to license China United Network Communications Corporation Limited, a wholly-owned subsidiary of the Company, to operate 3G digital cell business with WCDMA technology nationwide in China.



Shareholding Structure



China United Network Communications Group Company Limited
3 other promoters
Public shareholders
0.01%
38.94%
61.05%
China United Telecommunications Corporation Limited
100%
17.9%
82.10%
China Netcom Group Corporation (BVI) Limited
China Unicom (BVI) Limited
Telefónica Internacional, S. A. U.
SK Telecom Co., Ltd
Others Public shareholders
29.49%
40.92%
5.38%
3.79%
20.42%
China Unicom (Hong Kong) Limited
100%
100%
100%
China United Network Communications Corporation Limited
China Netcom Group Corporation (Hong Kong) Limited
China Unicom International Limited

(As at 31 March 2009)

Corporate

DIRECTORS

Chang Xiaobing
Executive Director, Chairman and Chief Executive Officer

Lu Yimin
Executive Director and President

Zuo Xunsheng
Executive Director and Senior Vice President

Tong Jilu
Executive Director and Chief Financial Officer

Cesareo Alierta Izuel
Non-Executive Director

Jung Man Won
Non-Executive Director

Wu Jinglian
Independent Non-Executive Director

Cheung Wing Lam Linus
Independent Non-Executive Director

Wong Wai Ming
Independent Non-Executive Director

John Lawson Thornton
Independent Non-Executive Director

Timpson Chung Shui Ming
Independent Non-Executive Director

AUDIT COMMITTEE

Wong Wai Ming (Chairman)
Wu Jinglian
Cheung Wing Lam Linus
John Lawson Thornton
Timpson Chung Shui Ming

REMUNERATION COMMITTEE

Wu Jinglian (Chairman)
Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Timpson Chung Shui Ming

QUALIFIED ACCOUNTANT AND COMPANY SECRETARY

Chu Ka Yee

AUDITOR

PricewaterhouseCoopers

LEGAL ADVISORS

Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

REGISTERED OFFICE

75th Floor, The Center,
99 Queen's Road Central,
Hong Kong
Tel: (852) 2126 2018

MAJOR SUBSIDIARY

China United Network Communications Corporation Limited
No. 21 Financial Street,
Xicheng District,
Beijing 100140, P.R.C.
Tel: (86) 10 6625 9550

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York Mellon
101 Barclay Street,
New York, NY 10286,
USA

PUBLICATIONS

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission by 30 June 2009. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong
China Unicom (Hong Kong) Limited
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

United States
The Bank of New York Mellon
101 Barclay Street,
New York, NY 10286,
USA

STOCK CODE

Hong Kong Stock Exchange: 0762
New York Stock Exchange: CHU

COMPANY WEBSITE

www.chinaunicom.com.hk

Financial Highlights

	2008 RMB in bllion	2007 RMB in billion (Note 1)
Consolidated revenue	171.24	182.50
Consolidated profit for the year	33.91	21.44
Basic earnings per share	RMB1.43	RMB0.93
Continuing operations:		
In accordance with International Financial Reporting Standards/Hong Kong Financial Reporting Standards ("HKFRS")		
Revenue	148.91	150.69
Profit for the year	6.34	20.16
Basic earnings per share	RMB0.27	RMB0.87
After excluding deferred fixed-line upfront connection fees and the effects of one-off items		
Revenue	(Note 2) 148.02	(Note 2) 149.17
Profit for the year	(Note 3) 14.33	(Note 4) 15.21
Basic earnings per share	(Note 3) RMB0.60	(Note 4) RMB0.66
Adjusted EBITDA	(Note 5) 66.95	(Note 5) 71.62
Discontinued operations:		
Profit for the year	(Note 6) 27.57	(Note 6) 1.28

Note 1: Comparative figures have been restated to reflect the effects of the merger of the Company with China Netcom Group (Hong Kong) Corporation Limited ("China Netcom") under common control, which is accounted for using merger accounting in accordance with HKFRS. In addition, the results and cash flows of the CDMA business segment have been presented as discontinued operations and accordingly, the 2007 comparative figures of the consolidated income statement and cash flow statement had been reclassified in accordance with HKFRS. For comparative purposes, certain comparative figures have also been reclassified to conform with current year presentation to align the financial statements presentation of the Group and China Netcom and the effect of the change in accounting policies under HKFRS.

Note 2: Excluding deferred fixed-line upfront connection fees.

Note 3: Excluding the effects of deferred fixed-line upfront connection fees and one-off item of impairment loss on Personal Handyphone System ("PHS") related assets.

Note 4: Excluding the effects of deferred fixed-line upfront connection fees and one-off items including impairment loss on PHS related assets, tax refund on reinvestment in subsidiaries and realised loss on changes in fair value of derivative component of the convertible bonds.

Note 5: EBITDA from continuing operations represents the Group's profit for the year from continuing operations before deferred fixed-line upfront connection fees, interest income, finance costs, other income-net, income tax, depreciation and amortisation and impairment loss on property, plant and equipment. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Adjusted EBITDA from continuing operations represents the Group's profit for the year from continuing operations before, realised loss on changes in fair value of derivative component of the convertible bonds in 2007, deferred fixed-line upfront connection fees, interest income, finance costs,other income-net, income tax, depreciation and amortisation and impairment loss on property, plant and equipment. We believe that adjusted EBITDA may not only provide more meaningful supplemental information but also facilitate management of the Company and investors to assess our performance and liquidity by excluding the above effects that are not considered as indicators of our operating performance from the perspectives of cash flow and continuing operations.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect operating performance, financial capability and liquidity, they should be considered in addition to, and are not substitutes for or superior to, the measure of financial performance prepared under generally accepted accounting principles ("GAAP") as they do not have any standardised meaning under GAAP and are not regarded as measures of operating performance and liquidity under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 6: Including the one-off gain on the disposal of discontinued operations.

2008 Major Events

Early 2008

During the South China snowstorm at the beginning of the year and the Wenchuan earthquake, the Company immediately motivated all staff to devote themselves to the relief efforts, aiming to ensure unblocked communications and post-disaster reconstruction.

June

On 2 June, China Unicom announced for the first time its proposed plans on the disposal of the CDMA Business to China Telecom and the merger with China Netcom.

August & September

In August & September, as a co-operation partner in the 2008 Beijing Olympic and Paralympic Games, China Netcom successfully completed the communication services support for the Olympic and Paralympic Games, displaying advanced level of Chinese telecommunication development.





October

On 1 October, the disposal of the CDMA Business by China Unicom to China Telecom was completed.

On 15 October, the merger of China Unicom with China Netcom became effective and the Company announced the change of its company name from "China Unicom Limited" to "China Unicom (Hong Kong) Limited".

November

On 15 November, the Company announced that China United Network Communications Group Company Limited ("Unicom Group") and China Network Communications Group Corporation ("Netcom Group") had agreed to undertake a merger. The merger was approved by the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC") and became effective on 6 January 2009.

December

In December, the Company entered into a cooperative agreement with China Telecom and China Mobile to jointly build and share telecommunication infrastructure.

On 16 December, the Company announced its proposed acquisitions of certain assets and business related to its core business from Unicom Group and Netcom Group and the lease of telecommunications networks across 21 provinces in Southern China from Unicom Group. The proposed acquisition was completed on 31 January 2009 and the lease became effective on 1 January 2009.


China unicom中国联通
CNC


China unicom中国联通

Chairman's Statement



Dear Shareholders,

In 2008, faced with devastating natural disasters rarely seen in the history of China, complex market competition and the impact of the global financial crisis, the Company successfully completed a series of significant strategic reorganization of its assets and businesses. As such, the Company has become a nationwide telecommunications operator offering a full range of telecommunication services, with a long-term objective to become a "world-leading broadband communications and information service provider". Meanwhile, the Company has smoothly pushed forward internal integration following its reorganization and has achieved stable development for its business.

Chang Xiaobing
Chairman & CEO

Reform, Reorganization and Strategic Transformation

In accordance with the spirit of the "Announcement on Deepening the Reform of the Structure of the Telecommunications Sector" jointly issued by the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance, the Company completed the disposal of its CDMA business and certain related assets, and the merger with China Netcom in 2008. In January 2009, the Company acquired the fixed-line business and certain assets from its parent company. On 7 January 2009, the Ministry of Industry and Information granted each of the three telecommunication operators in the PRC a license to operate the 3G business in the PRC. China United Network Communications Group Company Limited received a license to operate 3G digital cell business with WCDMA technology and authorized China United Network Communications Corporation Limited, the Company's wholly-owned subsidiary to operate the 3G business on a nationwide basis in China. As a result, the Company has become a telecommunication operator offering a full range of telecommunication services nationwide, and has entered the 3G field.

Following completion of the merger with China Netcom, the Company actively promoted internal integration and synergetic development, and managed to improve its corporate governance mechanism. The board composition of the Company was changed and the organizational structure was adjusted, with management personnel for all levels in place.

On the basis of the above developments, the Company established a marketing system geared towards the needs of its three major client groups comprising individuals, families and corporations. This marketing system realized the integration of marketing resources, and created conditions for the Company's full service operation. The Company further established a mobile network company, which specializes in the construction and maintenance of mobile network, to accelerate the development of mobile communication business, in particular, the 3G business. In addition, the integration of networks and IT systems also proceeded smoothly, and progressively achieving the sharing of resources.

With the deepening of the Company's reorganization and integration, basic management areas including human resources management, financial management and business management were further regulated and unified, thus accelerating the integration and ensuring the sustained, healthy and steady development of the Company.

Through integration and reorganization, the Company enhanced its strength and market position and realised new competitive advantages. Faced with the forthcoming 3G era and market opportunities brought by the rapid development in the broadband Internet market, the Company formulated its long-term development strategies and is committed to fully leveraging on the advantages of full-service operations to promote product and service innovation, accelerate network construction and enhance service standards. The Company also developed and strengthened its competitive advantage in the 3G and broadband Internet markets and gradually realized its goal in becoming a "world-leading broadband communication and information service provider".

Financial Performance

In 2008, revenue from continuing operations of the Company was RMB148.91 billion. Excluding deferred upfront connection fees of RMB0.89 billion, revenue from continuing operations of the Company would be RMB148.02 billion, representing a decrease of 0.8% over last year.

Consolidated net profit of the Company for the year was RMB33.91 billion, which included net profit from discontinued operations of RMB27.57 billion, deferred upfront connection fees of RMB0.89 billion and consolidated basic earnings per share of RMB1.43. The continuing operations of the Company were exposed to negative effects of factors such as the impairment of assets relating to the Personal Handyphone System (PHS) business, integration and reorganization, natural disasters and adjustments of telecommunications tariffs. Excluding the effects of net profit from discontinued operations and the impairment loss on assets relating to the PHS business, the Company's adjusted net profit from continuing operations would be RMB14.33 billion, representing a decrease of 5.8% as compared to the adjusted net profit from continuing operations of last year after eliminating the effects of deferred upfront connection fees and one-off items including tax refund for re-investment and changes in fair value of convertible bonds. The adjusted basic earnings per share from continuing operations would be RMB0.60.

The Company's operating cash flow* generated from continuing operations was RMB62.01 billion for the year. Capital expenditure was RMB70.49 billion. Taking into account the cash inflow from the disposal of CDMA business, the Company's financial position has become more stable. As at the end of 2008, the Company's total interest-bearing debts amounted to RMB29.99 billion. Debt-to-capitalisation ratio declined from 26.9% as at the end of 2007 to 12.7% as at the end of 2008. Net debt-to-capitalisation ratio declined from 22.0% as at the end of 2007 to 8.8% as at the end of 2008.

Based on the Company's financial position in 2008 and taking into account the continuing robust development opportunities in the mobile communication and fixed-line broadband businesses, the Board recommends the payment of a final dividend of RMB0.2 per share for the year ended 31 December 2008.

Business Performance

In 2008, the Company's mobile business, fixed-line broadband and data communications businesses maintained sound growth, while the traditional fixed-line business continued to decline. The capacity and quality of the mobile network and the fixed-line broadband network were continuously improved.

*Note: Please refer to the section headed "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the basis of financial reporting.

The Company strengthened its value-added services by continuing to focus on brand marketing for its GSM business, expedited the promotion of new service measures such as the nationwide mobile recharging card and electronic channels. The Company generated revenue of RMB65.25 billion from the mobile business, representing an increase of 4.3% over last year. Of which, the service revenue of mobile business accounted for RMB64.70 billion. As at the end of 2008, the number of GSM subscribers reached 133.365 million, representing an increase of 10.6% over last year, with an annual net addition of 12.801 million subscribers. Meanwhile, the Company increased efforts in the promotion of mobile value-added services, which include GPRS and "Cool Ringtone". Revenue from the mobile value-added service accounted for 24.9% of total revenue from mobile business, representing an increase of 3.3 percentage points over last year.

In order to actively cope with the challenges facing the fixed-line business, the Company firmly captured market opportunities to vigorously develop the fixed-line broadband and data communication businesses. Meanwhile, the Company also vigorously promoted the bundled business of "Family 1+" and improved its packages on voice volume to exploit the value of its fixed-line network. In 2008, the Company recorded revenue of RMB82.77 billion from its fixed-line business, representing a decrease of 4.4% over last year. Revenue from its fixed-line broadband and data communications businesses amounted to RMB25.17 billion, an increase of 23.9% over last year. Revenue from its traditional fixed-line business was RMB53.23 billion, representing a decrease of 12.3% over last year. As at the end of 2008, the number of the Company's fixed-line broadband subscribers reached 25.416 million, representing an increase of 28.6% over last year, with an annual net addition of 5.648 million subscribers. The number of local telephone subscribers was 100.146 million, representing a decrease of 10.674 million subscribers over last year.

During the year, the Company increased its investment in the mobile and fixed-line broadband businesses, which greatly enhanced the network capacity of its GSM network and fixed-line broadband network and improved its network quality. It has laid a solid foundation for the Company's future sustained and healthy growth.

Corporate Social Responsibility

In 2008, by combining corporate development with social development, the Company performed social responsibilities by actively participating in social welfare activities in various areas, such as environmental protection, poverty alleviation and education in order to promote corporate image and facilitate the harmonious development of both industry and society.

Faced with the freezing rain and snowstorm disasters in certain areas of southern China at the beginning of the year and the devastating Wenchuan earthquake on 12 May 2008, the Company made great efforts to ensure unblocked communications and post-disaster reconstruction.

As a partner of the 2008 Beijing Olympics, the Company, through its strong business capabilities and advanced technologies, successfully provided services to ensure uninterrupted communication during the Olympics. By embracing the philosophy of a "Hi-Tech Olympics", the Company strived for technology and business innovation, and achieved a number of "firsts" for communication services provision in the Olympic history.

OUTLOOK FOR 2009

Looking forward to 2009, with new changes brought by telecommunication technology evolution, broadband mobile Internet development and market needs, the new opportunities arising from informatization and industrialization in the PRC and the initiative of "expanding domestic demand to sustain growth" notwithstanding the risks and challenges ahead brought by the international financial crisis, the Company plans to capture every opportunity in 3G business development, further expanding its subscriber base, optimizing subscriber structure and facilitating the development of upgrading fixed line and mobile communications, in order to realize the objective of "creating new advantages through consolidation to achieve new developments in 3G." In 2009, the Company's main development strategies include:

Capturing opportunities brought by 3G business to accelerate mobile business development: To accelerate the construction of the 3G network and to strive for establishing leading positions in network, business and services; provide 3G services in 284 cities across China by the end of 2009; and further improve the quality of the GSM network; optimize subscriber portfolio to increase the penetration rate of the GSM value-added services; and ensure the coordinated development of the 2G and 3G businesses and their mutual complementation.

Strengthening broadband upgrading and speed enhancement to achieve sustained and rapid growth of the fixed-line broadband business: To accelerate the implementation of "broadband upgrade and speed increase" and further improve its broadband access capability; promote the marketing model of "contents + applications + access + services" to increase the percentage of paying subscribers in total subscribers of contents and applications; strengthen its dominant position in northern China, and establish local competitive advantages in key areas and key customers to increase its market share in southern China; and emphasize on the rural market and expand the rural subscriber base with a focus on profitability.

Promoting product and business innovation to facilitate business integration and the development of value-added services: To transform from simple service bundling to profound service integration with a focus on corporate and family customers; further improve product and business innovation capability, innovate the product operation model and optimize the business model, with a view to achieving the scale operation of the value-added services and forming competitive advantages.

Comprehensive utilization of diverse business resources to mitigate the decline of the traditional fixed-line business: To slow down the decline of the local telephone business through bundling mobile and broadband services; promote packages based on voice traffic volume by leveraging on the advantage in network resources; and increase the penetration rate of the value-added services to provide comprehensive information services to customers and exploit further value from the fixed-line network.

Improving customer recognition to create corporate brand image: To further consolidate corporate brands, marketing channels, networks and IT support systems to build a unified full service system; accelerate the realization of nationwide full service recharging card and electronic channels; strive to raise service standard to improve customer recognition and enhance corporate brand image.

Lastly, I would like to take this opportunity to express my heartfelt gratitude, on behalf of the Board of the Company, to the former directors in 2008, namely Mr. Li Gang, Mr. Zhang Junan, Mr. Lu Jianguo, Mr. Lee Suk Hwan, Mr. Shan Weijian and Mr. Kim Shin Bae, for their outstanding contribution to the Company during their terms of office, and to welcome Mr. Lu Yimin, Mr. Zuo Xunsheng, Mr. Cesareo Alierta Izuel, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Jung Man Won to the Board. I would also like to express my most sincere appreciation to the government, shareholders, customers, employees and partners for their support during the extraordinary year of 2008.

Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 31 March 2009

Biographical Details of Directors and Senior Management

CHANG XIAOBING

(Chairman and Chief Executive Officer)

Aged 51, was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelors' degree in telecommunications engineering and received a master's degree in business administration from Tsinghua University in 2001. He received a doctor's degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining China United Telecommunications Corporation, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the former Ministry of Information Industry, as well as Vice President of China Telecom Group. Mr. Chang was appointed the Chairman of China United Telecommunications Corporation in November 2004. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). He serves as the Chairman of Unicom Group, China United Telecommunications Corporation Limited ("A Share Company") and China United Network Communications Corporation Limited ("CUCL"), respectively. Mr. Chang has extensive operational and managerial experience in the telecommunications industry.

LU YIMIN

(Executive Director and President)

Aged 45, was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a professor level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor's degree in computer science in 1985 and then was awarded a master's degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined China Network Communications Group Corporation ("Netcom Group") in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets' OTC Market in the U.S.) since May 2008. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also President of A Share Company and a Director and President of CUCL. Mr. Lu has extensive experience in government administration and business management.



Zuo Xunsheng
Chang Xiaobing
Lu Yimin
Tong Jilu

ZUO XUNSHENG

(Executive Director and Senior Vice President)

Aged 58, was appointed as an Executive Director of the Company in October 2008 and a Senior Vice President of the Company in February 2009. Mr. Zuo graduated from Guanghua School of Management of Peking University with an EMBA degree in 2004. From July 1993 to October 1997, Mr. Zuo served as Director of the former Bureau of Telecommunications of Jinan City, Shandong Province. From October 1997 to May 2000, Mr. Zuo served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From May 2000 to April 2002, Mr. Zuo was President of the former Shangdong Telecommunications Company. Mr. Zuo joined Netcom Group as Vice President in April 2002, and served as Senior Vice President of China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") since July 2004, Chief Operating Officer of China Netcom since December 2005, Executive Director and Chief Executive Officer of China Netcom since May 2006 and Chairman of China Netcom since May 2008. In addition, Mr. Zuo has served as a Non-Executive Director and Deputy Chairman of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets' OTC Market in the U.S.) since July 2007. Mr. Zuo is Vice Chairman and Vice President of Unicom Group. Mr. Zuo is also Director and Senior Vice President of CUCL. Mr. Zuo is well experienced in telecommunications operations and has rich management experience.

TONG JILU

(Executive Director and Chief Financial Officer)

Aged 50, was appointed in February 2004 as an Executive Director and Chief Financial Officer of the Company. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a master's degree in business administration from the Australian National University in 2002. Mr. Tong was Deputy Director General of the Posts and Telecommunications Administration of Liaoning Province, as well as the Posts Office of Liaoning Province. Mr. Tong joined China United Telecommunications Corporation in July 2000. He served first as Chief Accountant and later a Vice President and, from September 2003, a Director of China United Telecommunications Corporation. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communitions Group Company Limited. Mr. Tong now serves as a Director, Vice President and Chief Accountant of Unicom Group. He is also a Director of A Share Company and a Director and Senior Vice President of CUCL. Mr. Tong has extensive experience in management of telecommunications companies and finance management of listed companies.



CESAREO ALIERTA IZUEL

(Non-Executive Director)

Aged 63, was appointed in October 2008 as a Non-Executive Director. Mr. Alierta has been a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London) from January 1997 and has been Chairman of Telefónica S.A. since July 2000. Mr. Alierta is a member of the Board of Directors of Telecom Italia (listed on the stock exchange of Milan). He is also a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts' Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company's merger with the French group Seita. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. In September 2005, Mr. Alierta received "The Global Spanish Entrepreneur" from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master's degree of business administration at the University of Columbia (New York) in 1970.



JUNG MAN WON

(Non-Executive Director)

Aged 57, was appointed in January 2009 as a Non-Executive Director of the Company. Mr. Jung holds a master's degree of business administration from New York University, USA. From December 1976 to April 1978, he served as a Certified Public Accountant in Korea. From May 1978 to March 1993, he served first as a Deputy Director and later as a Director of the Ministry of Energy and Resources of Korea. From March 1993 to May 1994, he served as a Director of the European Trade Department of the Korean Ministry of Commerce and Industry. Mr. Jung joined the Corporate Planning Office of the SK Group in July 1994. He was credited with the successful implementation of the OK Cashbag business while serving as the head of the Customer Business Development Division of SK Energy Co., Ltd. (previously known as SK Corporation and Yukong Ltd.). Mr. Jung led the Mobile Internet Business Division of SK Telecom Co., Ltd. ("SK Telecom", listed on the Korea Stock Exchange and New York Stock Exchange) as Vice President for two years starting from December 2000. Mr. Jung served as the CEO of SK Networks Co., Ltd. since September 2003, during which he successfully guided the company to its present position within a short period of time. In January 2009, Mr. Jung rejoined SK Telecom as President and CEO.



WU JINGLIAN

(Independent Non-executive Director)

Aged 79, was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Wu is a senior researcher at the Development Research Center of the State Council ("DRC"), and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School. Mr. Wu graduated from Fudan University and received honorary doctoral degrees in Social Science from the Hong Kong Baptist University and the University of Hong Kong in 2000 and 2005, respectively. Mr. Wu was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.

CHEUNG WING LAM, LINUS



(Independent Non-executive Director)

Aged 60, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is an Executive Chairman of Asia Television Limited. Besides, Mr. Cheung is an independent non-executive director of Taikang Life Insurance Company Limited and a non-executive director of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung also serves as Chairman of the University of Hong Kong School of Professional and Continuing Education, President of the Chartered Institute of Marketing (Hong Kong Region) and Adjunct Professor of the Chinese University of Hong Kong. Before this, Mr. Cheung was Deputy Chairman of PCCW Limited. Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor's degree in social science and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

WONG WAI MING



(Independent Non-Executive Director)

Aged 51, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). He is an Independent Non-Executive Director of I.T Limited (listed on the Hong Kong Stock Exchange). Besides, Mr. Wong is Non-Executive Director of Linmark Group and Kingsoft Corporation Limited (both listed on the Hong Kong Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was an Chief Executive Officer and Executive Director of Roly International Holdings Ltd and an Executive Director of Linmark Group. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor's degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.



JOHN LAWSON THORNTON

(Independent Non-Executive Director)

Aged 55, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Thornton is currently a Professor and Director of the Global Leadership Program at Tsinghua University in Beijing. He is a Director and Non-Executive Chairman of HSBC North America Holdings Inc., as well as a Director of HSBC Holdings plc (listed on the Hong Kong Stock Exchange, London Stock Exchange, New York Stock Exchange, Paris Stock Exchange and Bermuda Stock Exchange), Ford Motor Company (listed on the New York Stock Exchange), Intel Corporation (listed on NASDAQ Stock Exchange), News Corporation, Inc. (listed on the New York Stock Exchange and the Australian Stock Exchange), the National Committee on United States-China Relations and the Financial Services Volunteer Corps, Inc. He is also a Chairman of the Brookings Institution Board of Trustees; President of the Hotchkiss School Board of Trustees; a Trustee of Asia Society, China Institute, China Foreign Affairs University and the United World College of East Africa Trust; an Advisory Board Member of Tsinghua University School of Economics and Management; and an International Advisory Committee member of China Reform Forum, the China Securities Regulatory Commission, Eisenhower Fellowships and Morehouse College. He served as an Independent Non-Executive Director of China Netcom from October 2004 to November 2008 and as an Independent Non-Executive Director of Industrial and Commercial Bank of China from October 2005 to November 2008. Mr. Thornton retired in July 2003 as President, Co-Chief Operating Officer and a Director of The Goldman Sachs Group, Inc. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and an M.P.P.M. from the Yale School of Management in 1980.



TIMPSON CHUNG SHUI MING

(Independent Non-executive Director)

Aged 57, was appointed in October 2008 as an Independent Non-Executive Director. Mr. Chung is currently a member of the National Committee of the 11th Chinese People's Political Consultative Conference. Mr. Chung is also an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited and Nine Dragons Paper (Holdings) Limited (all listed on the Hong Kong Stock Exchange). From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was a Director of Hantec Investment Holdings Limited, the Chief Executive Officer of Shimao China Holdings Limited, the Chairman of China Business of Jardine Fleming Holdings Limited, the Deputy Chief Executive Officer of BOC International Limited, the Independent Non-Executive Director of Tai Shing International (Holdings) Limited, and the Chairman of the Council of the City University of Hong Kong. He was also the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master's degree of business administration from the Chinese University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants.

LI JIANGUO



(Senior Vice President)

Aged 55, was appointed as Senior Vice President of the Company in February 2009. Ms. Li graduated from the Xiangtan University with a bachelor's degree in Chemical Engineering in 1982 and received a master's degree in business administration from the Hong Kong Polytechnic University in 2006. Ms. Li held various senior positions in China United Telecommunications Corporation, including serving as a director and chairperson of the Labour Union. Ms. Li also served as the Chairperson of the Board of Supervisors of A Shares Company and Executive Director of the Company. Ms. Li served as Senior Management in Netcom Group since July 2007. She has also served as Executive Director of China Netcom since July 2007. Ms. Li holds a senior managerial position in Unicom Group, as well as Director and Senior Vice President of CUCL. Ms. Li held leading positions in various enterprises, local governments and state ministries and committees for long period of time, and she has extensive working and management experiences in government, authorities and enterprises.

PEI AIHUA



(Senior Vice President)

Aged 58, was appointed as Senior Vice President of the Company in February 2009. Mr. Pei is a senior engineer of professor level. He graduated from Beijing University of Posts and Telecommunications in microwave technology in 1976 and Changchun Optical Precision Machinery College with a master's degree in electrical engineering in 1993. He received a master's degree in information and communication management jointly organized by the Management School of Fudan University and the Norway Management School, and a doctor degree of management from the Hong Kong Polytechnic University. Mr. Pei was Deputy Director of the former China General Bureau of Posts and Telecommunications from June 1997 to July 2000, General Manager of Sichuan Provincial Telecommunications Company from July 2000 to July 2001, and Deputy General Manager of the former Beijing Telecommunications Company from July 2001 to April 2002. He has served as Deputy General Manager of Netcom Group since April 2002. He has also served as Senior Vice President of China Netcom since July 2004. Mr. Pei is a Deputy General Manager of Unicom Group, and Director and Senior Vice President of CUCL. Mr. Pei worked in the government and the telecommunications industry for a long period of time and has extensive management experience.

ZHAO JIDONG



(Senior Vice President)

Aged 58, was appointed as Senior Vice President of the Company in February 2009. He graduated from Fudan University with a bachelors' degree in English in 1975 and obtained a master's degree in information and communication management jointly organized by the Management School of Fudan University and the Norway Management School in 2002. From November 1994 to May 2000, Mr. Zhao served as the Deputy Director and Director of the former Beijing Telecommunications Bureau. He served as General Manager of the former Beijing Telecommunications Company from May 2000 to July 2002, and General Manager of Beijing Communications Company from July 2002 to July 2003. He has served as Deputy General Manager of Netcom Group since July 2003. He has also served as Senior Vice President of China Netcom since July 2004. Mr. Zhao is a Deputy General Manager of Unicom Group, and Director and Senior Vice President of CUCL. Mr. Zhao has worked in the telecommunications industry for a long period of time and has extensive management experience.



LI FUSHEN

(Senior Vice President)

Aged 46, was appointed as Senior Vice President of the Company in February 2009. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master's degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. In addition, Mr. Li has served as a Non-executive Director of PCCW Limited since July 2007. Mr. Li is a Deputy General Manager of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.



LI GANG

(Senior Vice President)

Aged 51, was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Li graduated from Beijing University of Posts and Telecommunications in 1985 and received a master's degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Deputy Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Limited and as the Chairman and General Manager of Beijing Mobile Communication Co., Limited. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communitions Group Company Limited. From April 2006 to October 2008, Mr. Li served as an Executive Director of the Company. Mr. Li is a Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL, Chairman of Unicom New Guoxin Communications Limited Company, Chairman of Unicom Vsens Telecommunications Company Limited and Chairman of Unisk (Beijing) Information Technology Co. Limited. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

ZHANG JUNAN



(Senior Vice President)

Aged 52, was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master's degree in business administration from the Australian National University in 2002 and a doctor's degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communitions Group Company Limited. From April 2006 to October 2008, Mr. Zhang served as the Executive Director of the Company. In addition, Mr. Zhang serves as a non-executive director of China Communications Services Corporation Limited. Mr. Zhang also serves as Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL, as well as Executive Director and General Manager of China Unicom Mobile Network Company Limited. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.

JIANG ZHENGXIN



(Senior Vice President)

Aged 51, was appointed as Senior Vice President of the Company in February 2009. Mr. Jiang is a senior engineer of professor level. He received a bachelors' degree of Radio engineering from Beijing University of Posts and Telecommunications in 1982, a master's degree of business administration from Jilin University in 2001, and the PhD in political economy from Jilin University in 2006. Mr. Jiang served as Deputy Director of Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. He was the Deputy General Manager of Jilin Mobile Communication Company from July 1999 to March 2004. He served as the Deputy General Manager of South Communication Co. Limited of Netcom Group from March 2004 to June 2004, and he was the General Manager of Zhejiang Branch of Netcom Group from June 2004 to September 2007. He has served as Deputy General Manager of Netcom Group since September 2007. Mr. Jiang is a Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL, as well as Chairman of Zhong Rong Information Service Limited Corporation. Mr. Jiang has worked in the telecommunications industry for a long period of time and has extensive management experience.

Corporate Governance Report

Corporate Governance Practices

The Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") provide for code provisions (the "Code Provisions") and recommended best practices with respect to: (1) composition and procedures of the Board of Directors (the "Board"); (2) remuneration structure of Directors and senior management; (3) accountability and audit; (4) delegation by the Board and (5) communication with shareholders for corporate governance practices by listed companies. Other than the disclosures made in the section headed "(1) Board of Directors" below, the Company confirms that for the year ended 31 December 2008, it has complied with all the Code Provisions.

(1) Board of Directors

To serve the best interests of the Company and its shareholders, the Board is responsible for reviewing and approving major corporate matters including, amongst others, business strategies and budgets, major investments, capital market operations, as well as mergers and acquisitions. The Board is also responsible for monitoring internal controls, reviewing and approving the announcements periodically published by the Company regarding its business results and operating activities.

The Board membership maintains wide representation. Members of the Board consist of outstanding individuals from different professions in mainland China, Hong Kong and overseas. The Board comprises four executive directors, two non-executive directors and five independent non-executive directors.


China
unicom



Mr. Chang Xiaobing has served as Chairman and the Chief Executive Officer (the "CEO") of the Company since December 2004. Mr. Shang Bing served as the Company's President during the period from November 2004 to May 2008 (Mr. Shang Bing resigned from the Company on 23 May 2008) and Mr. Lu Yimin was appointed as the President of the Company on 13 February 2009. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management of the Company. The President of the Company is responsible for the daily operation and management of the Company.

Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. The Board believes that at the present stage, Mr. Chang Xiaobing and the President of the Company have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.

All non-executive directors and independent non-executive directors of the Company are influential members of society and possess good knowledge and experience in different aspects. They have been making active contributions to the development of the Company. They have kept close contact with management and often actively express different opinions on matters relating to shareholders and the capital market at board meetings. These views and opinions facilitate the Board in their consideration of the shareholders' best interests. All independent non-executive directors, except for the equity interests and Directors' remuneration disclosed in this annual report, do not have any business with or financial interests in the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. Personal particulars of Directors are set out on pages 14 to 18 of this annual report. The functions of non-executive directors and independent non-executive directors include, amongst others, attending board meetings, making independent judgments at meetings, playing a leading role in resolving any potential conflicts of interest, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, and monitoring and reporting on matters relating to the performance of the Company.


China
unicom中国联通
中國聯通與中國網通聯合新聞發佈會
China Unicom and China Netcom Joint Press Conference

With respect to the nomination and appointment of new Directors and senior management members, the Board would, after considering the Company's need for new Directors and/or senior management members, identify a wide range of candidates from within the Company and the human resources market. After having obtained the consent from candidates in relation to the relevant nomination and based on the Company's actual needs, the Board would convene a meeting which includes attendance by independent non-executive directors and non-executive directors to consider the qualifications of the candidates. In 2008, board meetings were held for the appointment of two executive directors, two non-executive directors and two independent non-executive directors. The number of board meetings held during 2008 and the attendance of Directors are detailed on page 27 of this annual report. Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term and offer themselves for re-election. Under Code Provision A.4.2, all newly appointed directors shall be subject to election by shareholders at the first general meeting after their appointment. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company's articles of association (the "Articles of Association"). All Directors of the Company are subject to retirement by rotation at least once every three years. Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Zuo Xunsheng, Mr. Cesareo Alierta Izuel, Mr. Jung Man Won, Mr. Wong Wai Ming, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming will be due for re-election by shareholders at the annual general meeting to be held in May 2009. Personal particulars of the proposed Directors and their proposed remuneration are set out on pages 14 to 18 and page 75 of this annual report.

Following their appointment, all newly appointed Directors are provided with comprehensive orientation information to ensure that they have proper understanding of the Company's operations and businesses, full understanding of their responsibilities under the Listing Rules, applicable legal and regulatory requirements, and the Company's business and corporate governance policies.

The remuneration package for executive directors includes salary and housing allowance, as well as performance-linked annual bonuses. The remuneration of executive directors is determined by reference to their respective duties and responsibilities in the Company, their respective experience and prevailing market conditions while the award of the performance-linked annual bonuses is tied in with the attainment of key performance indicators or targets by the Company. The remuneration of non-executive directors is determined by reference to prevailing market conditions and their respective workload from serving as non-executive directors and members of the board committees of the Company. The Company has also adopted share option schemes for the purpose of providing long term incentives to directors (details of such share option schemes are set out in the paragraph headed "Share Option Schemes of the Company" on pages 63 to 72 of this annual report).

The Board has provided clear guidelines for delegation of powers and responsibilities to management. However, certain important matters must be decided only by the Board, which include, but are not limited to, long-term objectives and strategies, annual budget, initial announcements on quarterly, interim and final results, dividends, major investments, capital market operations, mergers and acquisitions, major connected transactions and annual internal control evaluation.

The Board convenes meetings regularly and ensures that all Directors have adequate opportunity to present at the meetings and to include issues for discussion in the meeting agenda. Notices of regular board meetings are delivered to the Directors at least 14 days in advance of the meetings. The Company delivers, on a best endeavour basis, all documents for regular board meetings to the Directors at least one week prior to the meetings (and ensures that all documents are delivered to the Directors no less than three days prior to the regular meetings as required by the Code Provisions). The Company Secretary keeps close contact with all Directors and ensures that the operation of the Board and all board committees is in line with the procedures as set forth in the Articles of Association and the charters of the board committees. Additionally, the Company Secretary is responsible for compiling and regularly submitting the minutes of board meetings and committee meetings to the Directors and committee members for their review. Each Director may obtain advice from and the services of the Company Secretary to ensure that board procedures, and all applicable rules and regulations, are followed.

The Directors may, upon request, obtain independent professional advice at the expense of the Company. In addition, if any substantial shareholder of the Company or any Directors has significant conflicts of interest in a matter to be resolved, the Board will convene a board meeting in respect of such matter and those Directors who have conflicts of interest must abstain from voting and will not be counted in the quorum of the meeting. Furthermore, the Chairman has a clear responsibility of ensuring that all Directors have appropriate knowledge of the matters discussed at the meetings and that all Directors are provided with complete and reliable information regarding those matters.

All Directors are required to devote sufficient time for handling the affairs of the Company. Management holds formal and informal meetings with all Directors from time to time to provide sufficient and timely information so that the Directors can make informed decisions. All Board members have the right to inspect documents and information in relation to matters to be decided by the Board. The Directors, including independent non-executive directors, have frequently visited various branches in the PRC to gain better understanding of the Company's daily operations. In addition, the Company has arranged relevant trainings for the Directors (which include training sessions conducted by professional advisers, such as lawyers and accountants, from time to time) in order to broaden their knowledge in the relevant areas and to improve their understanding of the Company's business and the latest operational technologies . Such efforts have also facilitated to improve the corporate governance of the Company.

In 2008, the Board held nine full board meetings for, amongst other things, discussion and approval of important matters such as the 2007 annual results, the 2008 interim results, the first and third quarter results for 2008, the 2008 annual budget, reports on internal controls, the disposal of the CDMA business, the merger with China Netcom Group Corporation (Hong Kong) Limited ("China Netcom"), and the acquisition of certain assets and business from China United Network Communications Group Company Limited ("Unicom Group") and China Network Communications Group Corporation ("Netcom Group") (the merger between Unicom Group and Netcom Group became effective in January 2009).


M&A
A W A R D
ASIA 2008

The Company was accredited with the "M&A Deal of the Year (Corporate Award)" in Asia

Set forth below is an overview of the attendance during the year by the Board members at various meetings:

	Meetings Attended/ Held			
	Board Meeting	Audit Committee Meeting	Remuneration Committee Meeting	Independent Board Committee Meeting
Executive Director				
Chang Xiaobing (Chairman)	9/9	N/A	N/A	N/A
Lu Yimin [1]	3/3	N/A	N/A	N/A
Zuo Xunsheng [1]	2/3	N/A	N/A	N/A
Tong Jilu	9/9	N/A	N/A	N/A
Shang Bing [2]	2/2	N/A	N/A	N/A
Yang Xiaowei [2]	2/2	N/A	N/A	N/A
Li Zhengmao [2]	1/2	N/A	N/A	N/A
Miao Jianhua [2]	2/2	N/A	N/A	N/A
Li Gang [3]	6/6	N/A	N/A	N/A
Zhang Junan [3]	5/6	N/A	N/A	N/A
Non-Executive Director				
Cesareo Alierta Izuel [1]	2/3	N/A	N/A	N/A
Kim Shin Bae [1, 4]	1/3	N/A	N/A	N/A
Lu Jianguo [3]	6/6	N/A	2/2	N/A
Lee Suk Hwan [3]	5/6	N/A	N/A	N/A
Independent Non-Executive Director				
Wu Jinglian	6/9	6/6	2/2	4/5
Cheung Wing Lam Linus	9/9	6/6	2/2	5/5
Wong Wai Ming [5]	7/9	6/6	0/0	3/5
John Lawson Thornton [1]	2/3	1/1	0/0	4/4
Timpson Chung Shui Ming [1]	3/3	1/1	0/0	3/4
Shan Weijian [3]	5/6	3/5	N/A	1/1

Notes:

1. On 15 October 2008, Mr. Lu Yimin and Mr. Zuo Xunsheng were appointed as executive directors; and Mr. Cesareo Alierta Izuel and Mr. Kim Shin Bae were appointed as non-executive directors of the Company. On the same date, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming were appointed as independent non-executive directors of the Company as well as members of the Audit Committee and the Remuneration Committee of the Company.
2. On 23 May 2008, Mr. Shang Bing resigned as executive director and President; Mr. Yang Xiaowei resigned as executive director and Vice President; Mr. Li Zhengmao resigned as executive director and Vice President; and Mr. Miao Jianhua resigned as executive director of the Company.
3. On 15 October 2008, Mr. Li Gang and Mr. Zhang Junan resigned as executive directors; Mr. Lu Jianguo and Mr. Lee Suk Hwan resigned as non-executive directors; and Mr. Shan Weijian resigned as independent non-executive director of the Company.
4. On 22 January 2009, Mr. Kim Shin Bae resigned as non-executive director of the Company and Mr. Jung Man Won was appointed as non-executive director of the Company.
5. On 15 October 2008, Mr. Wong Wai Ming was appointed as a member of the Remuneration Committee of the Company.

(2) Committees under the Board

The Company has established two committees under the Board, the Audit Committee and the Remuneration Committee. Each committee has a written charter and is provided with sufficient resources to perform its duties. The committees report their decisions or recommendations to the Board after meetings. Pursuant to the requirements of the Listing Rules, the Board also establishes Independent Board Committees for the purpose of advising and providing voting recommendations to independent shareholders on connected transactions and transactions subject to independent shareholders approval entered into by the Company and/or its subsidiaries.

(a) Audit Committee

The Audit Committee comprises five independent non-executive directors, Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton and Mr Timpson Chung Shui Ming. Mr. Wong Wai Ming currently serves as the Chairman of the committee. All members of the Audit Committee have satisfied the "independence" requirements in relation to an Audit Committee member under applicable laws, regulations and rules. Amongst the members of the committee, one member is an accountant with extensive accounting professional experience, and the Chairman of the committee is a chartered accountant with expertise and experience in accounting and financial management.

The major responsibilities of the Audit Committee include: considering and approving the appointment, resignation and removal of external auditors; pre-approval of services and fees to be provided by the external auditors based on the established pre-approval framework; supervising the external auditors and determining the potential impact of non-audit services on such auditors' independence; reviewing quarterly, interim and annual financial statements; coordinating and discussing with external auditors any problems and comments raised by them during statutory audits; reviewing any correspondence from the external auditors to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective internal controls and efficient auditing.

The Audit Committee held six meetings in 2008 for, amongst other things, discussion and approval of the 2007 annual results, the 2007 Form 20-F, the 2008 interim results, the first and third quarter results for 2008, and the financial information disclosed in the respective circulars in relation to the disposal of the CDMA business and the merger with China Netcom. In addition, the Audit Committee has approved during the meetings the reports on internal control, the report on internal audit findings in 2007 and the action plan for 2008, the audit fees and the audit plans of external auditor as well as the non-audit services provided by external auditors in 2008.

The Audit Committee has performed its duties effectively, and enabled the Board to better monitor the financial conditions of the Company, supervise the internal control over financial reporting of the Company, ensure the integrity and reliability of the financial statements of the Company, prevent significant errors in the financial statements and ensure the Company's compliance with the relevant requirements of the Listing Rules, the U.S. Federal securities laws and the New York Stock Exchange listing standards with respect to audit committee.

PricewaterhouseCoopers is the independent auditor of the Company overseas and in the PRC and has acted as the auditors for the Company for seven consecutive years (from 2002 to 2008). Apart from audit services, it also provides audit-related, tax and other services. The remuneration paid/ payable to the external auditor for provision of services in 2008 is as follows:

Items	Note	2008 in RMB thousands
Audit services	(i)	106,850
Audit-related services	(ii)	23,347
Taxation services		111
Others		165
Total		130,473

(i) Audit services in 2008 include the audit on the Company's internal control over financial reporting pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

(ii) Audit-related services include other assurance and related services that can be reasonably provided by the independent auditor. In 2008, the provisions of audit-related services mainly include the agreed-upon procedures and other related services in relation to the circulars regarding the CDMA business disposal and the scheme of arrangement document regarding the merger with China Netcom.

(b) Remuneration Committee

The Remuneration Committee consists of five independent non-executive directors, Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton and Mr Timpson Chung Shui Ming. The Chairman of the Remuneration Committee is Mr. Wu Jinglian.

The major functions of the Remuneration Committee include: considering and approving the remuneration policies proposed by management, the remuneration scheme of Directors and senior management as well as the share option schemes. The Remuneration Committee conducts performance appraisals for the CEO and determines his year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company's management. The results are subject to review by the Remuneration Committee. The Remuneration Committee meets at least once a year.

The Remuneration Committee held two meetings in 2008 for, amongst other things, discussion and approval of the 2007 appraisal report and the 2008 performance contract of the CEO, bonus for senior management for 2007, and the remuneration package for the Directors.

(c) Independent Board Committee

Pursuant to the requirements of the Listing Rules, the Board established Independent Board Committees, which comprises all independent non-executive directors of the Company, to provide recommendation to shareholders and independent shareholders for connected transactions entered into by the Company and/or its subsidiaries in 2008. The Independent Board Committee held meetings and frequent discussions with independent advisors for studying and providing recommendation to independent shareholders in respect of the Company's waiver of the option to purchase the CDMA network from, and the termination of the CDMA lease with, Unicom Group, various continuing connected transactions arising as a result of the merger with China Netcom, and the acquisition of assets and business from Unicom Group and Netcom Group.

(3) Preparation of Financial Statements and Financial Reporting

The Directors understand that the Hong Kong Companies Ordinance provides that the Directors shall prepare financial statements for each year to give a true and fair view of the financial position of the Company as at the balance sheet date of the year and profits or losses and cash flows of the Company for the year ended the balance sheet date.

In preparing financial statements, the Directors shall:

(a) select and consistently apply appropriate accounting policies and make fair and reasonable judgments and estimates in applying the selected accounting policies;

(b) state reasons for any serious deviation from the applicable accounting principles; and

(c) prepare financial statements on a going concern basis, unless it is inadvisable to assume that the Company itself or the Company and its subsidiaries will continue to operate in the foreseeable future.

In addition, a statement of the independent auditors about their reporting responsibilities related to the financial statements is set out in the independent auditor's report on page 104 of this annual report.

The Directors are also responsible for keeping appropriate accounting records to safeguard the assets of the Company and taking appropriate procedures to prevent and investigate whether there are any fraud and other irregularities.

With respect to financial reporting, management provides explanations and information to the Board so that the Board can evaluate the merits of the financial information and other information that need to be approved. The Board has also made a balanced, clear and explicit evaluation of the position and performance of the Company in the communication with shareholders.

(4) Internal Control

Internal control systems have been designed to monitor and facilitate the accomplishment of the Company's business objectives, safeguard its assets against loss and misappropriation, ensure maintenance of proper accounting records for the provision of reliable financial information, ensure the Company's compliance with applicable laws, rules and regulations, and to provide reasonable, but not absolute, assurance against fraud and errors.

The Company has continuously refined the policies and standards for the control environment based on the risk control framework established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO"). In the past few years, the Company has: standardized control procedures for monitoring the financial reporting and period-end financial closing procedures at the branch and subsidiary level and upgraded the business performance review processes and controls; expanded accounting manuals to clearly document key controls and processes for preparing consolidated financial statements in accordance with applicable accounting standards; hired additional accounting professionals with experience in financial reporting and familiarity with international accounting practices and increased technical training for the finance and accounting personnel in respect of relevant accounting standards; established and implemented the code of ethics for senior officers and employees, company-wide anti-fraud policies and whistleblowing mechanisms; assessed the effectiveness of internal controls at branch-level based on the Company's enterprise risk assessment results and took measures to improve internal controls over branches and subsidiaries; and preliminarily formulated long-term implementation plan on internal control.

The Company has an internal audit department with over 650 staffs, with officers stationed at various provincial branches. The internal audit department reports directly to the Audit Committee and is independent of the Company's daily operation and accounting functions. With an emphasis on the effectiveness of internal controls, the internal audit department conducts internal audits on efficiency, and economic accountability, in addition to assessments of internal control. In addition, the internal audit department also contributes to strengthen the operation and management, to improve internal control systems, to mitigate operational risks and to increase the economic efficiency of the Company. Internal audit also focuses on monitoring the merger and restructuring process of the Company, as well as on the processes in connection with the operation and financial management of the Company, to ensure that the internal audit system is in line with the requirements of internal controls.

The Board has overall responsibility for maintaining sound and effective internal control systems. Pursuant to the Code Provisions, the Board conducted an annual review of the effectiveness of the internal control systems of the Company and its subsidiaries for the year ended 31 December 2008 based on thorough discussions with, and review of evaluation report prepared by, the Company's internal audit department, risk management department, as well as meetings with the Company's management. The review covered all material aspects of the Company's control functions, including financial, operational, information system, compliance controls and risk management functions. The review also considered, with respect to the Company's accounting and financial reporting function, the adequacy of resources, staff qualifications and experience, and staff training programs and budget.

(5) **Information Disclosure Controls and Procedural Standards**

In order to further enhance the Company's system of information disclosure, and to ensure the truthfulness, accuracy, completeness and timeliness of its public disclosures, the Company has adopted and implemented the Information Disclosure Controls and Procedural Standards. In an effort to standardize the principles for information disclosures, the Company establishes the Information Disclosure Review Committee under the management and formulated the procedures in connection with the compilation and reporting of the Company's financial and operational statistics and other information, as well as the procedures in connection with the preparation and review of the periodic reports. Moreover, the Company established detailed implementation rules with respect to the contents and requirements of financial data verification, in particular, the upward undertakings by the individual responsible officers at the levels of subsidiaries, branches and major departments.

Model Code for Securities Transactions by Directors of the Company

The Company has established the Code for Dealing of Securities by Directors in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries and all directors confirmed that they had complied with the relevant code for securities transactions in 2008.

Requirements under Section 404 of the Sarbanes-Oxley Act

Compliance with the requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 has been an area of emphasis for the Company. The relevant section of the Act requires the management of non-U.S. issuers with equity securities listed in the U.S. securities market to issue reports and representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management's responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company's internal control over financial reporting as at year end. Under Section 404 of the Sarbanes-Oxley Act, the Company's management is required to conduct an assessment of the effectiveness of the Company's internal control over financial reporting as at 31 December 2008. Management is currently in the process of finalizing the management's report on internal control over financial reporting, which will be included in the Company's annual report on Form 20-F to be filed with the United States Securities Exchange Commission by 30 June 2009.

Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by U.S. Companies under the Listing Standards of the New York Stock Exchange

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its Internet website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

Corporate Transparency and Investor Relations

In addition to publishing annual reports and interim reports, the Company discloses major unaudited financial information on a quarterly basis and announces operational statistics on a monthly basis in order to further enhance the transparency of the Company and improve investors' understanding of the business operations of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements under the U.S. federal securities laws.

Upon the announcement of interim and annual results or major transactions, the Company immediately holds analyst and press conferences. During such conferences, the management of the Company would interact directly with fund managers, investors and journalists to provide them with relevant information and data of the Company. The Company's management would accurately and thoroughly respond to questions raised by analysts and journalists. Real-time web-castings and video-recordings are also arranged for those conferences to ensure wide dissemination of information and data.

The Company's investor relations department is responsible for providing information and services requested by investors and maintaining timely communications with investors and fund managers, including responding to investors' inquiries and meeting with company-visit investors. The Company also arranges from time to time road shows in different countries and attends investor conferences arranged by investment banks, through which the Company's management meets and communicates with investors to provide them with opportunities to understand more accurately the Company's latest development and performance in various aspects, including business operations and management.

Through announcements and press releases, the Company disseminates the latest information regarding any significant business development in a timely and accurate manner. The website of the Company is also updated from time to time to provide investors and the public with information and news of the Company in all respects.

Since 2004, the Company has disclosed the annual total remuneration for each of the Directors in its annual report for each year.

Shareholders' Interests

The Board endeavors to maintain an on-going dialogue with shareholders, and in particular, to communicate with shareholders through annual general meetings. The executive directors and representatives of the Board committees usually attend the meetings and treasure the opportunities to communicate with shareholders at such meetings. At general meetings, the chairman of the meeting proposes individual resolutions in respect of each separate matter. All matters at the Company's general meetings are resolved by poll and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded appropriately, and publishes the poll results in a timely manner.

Business Overview



In 2008, the Company disposed of its CDMA business and certain related assets, completed its merger with China Netcom, and became an operator offering a full range of telecommunications services nationwide. Following its restructuring, the Company consolidated its resources, actively promoted internal integration and coordination, accelerated its network construction, strengthened business development, and has achieved stable business development. The revenue from continuing operations was RMB148.02 billion (excluding the effect of the deferred fixed-line upfront connection fees, and unless otherwise stated, all data hereinafter stated in this "Business Overview" section exclude the effect of the deferred fixed-line upfront connection fees).


Mobile Subscribers and ARPU
120,564
133,365
10.6%
45.7
42.3
2007
2008
Mobile subscribers (thousand)
ARPU (RMB)
Growth (%)

Mobile Business

In 2008, the Company concentrated its resources on GSM business development after the disposal of its CDMA business and certain related assets. The Company's GSM business revenue, subscribers and usage maintained steady growth. In 2008, revenue from the mobile business was RMB65.25 billion, representing an increase of 4.3% from 2007, of which service revenue accounted for RMB64.7 billion, representing an increase of 3.4% from 2007.

Mobile Voice Business

In 2008, the Company actively developed incremental subscriber market, retained the existing subscriber market and improved customer service levels with a focus on its three major brands, "Worldwind", "U-Power" and "Ruyi Tong". As at 31 December 2008, the number of the Company's mobile subscribers reached 133.365 million, representing a net increase of 12.801 million, up by 10.6 % from 2007. In 2008, the Company's total mobile voice usage was 376.67 billion minutes, up by 10.3% from 2007. The average minutes of usage (MOU) per subscriber per month was 246.4 minutes.

Due to the impact of increasing competition and tariff adjustments, the average revenue per user per month (ARPU) was RMB42.3, representing a decrease of 7.4% from 2007. The revenue from GSM voice services (including interconnection revenue) was RMB47.32 billion, down by 1.3% from 2007.

Mobile Value-added Services Business

In 2008, while the subscriber base continued to grow, the Company vigorously developed its value-added services business, improved the penetration and the revenue contribution of its mature value-added


China unicom 中国联通
可视电话
加亲近

services, such as SMS and "Cool Ringtone", and established new revenue growth areas with a focus on the GPRS services. As a result, the value-added services business sustained rapid growth.

In 2008, total GSM SMS volume reached 76.33 billion messages, up by 4.6% from 2007; the total number of "Cool Ringtone" subscribers reached 44.127 million, representing a net increase of 6.176 million, and penetration grew from 31.5% in 2007 to 33.1% in 2008.

As at the end of 2008, the Company achieved nationwide coverage of its GPRS network in all 31 provinces and regions and had also enriched the offerings of GPRS applications. The Company rolled out applications such as SMS version, real-time quote version and trading version of its "Stock Market in Palm" services, launched nationwide theme marketing, and actively promoted GPRS business and achieved improved GPRS service penetration.

As at the end of 2008, the Company had active GPRS international inbound roaming services with 133 operators from 69 countries and had active GPRS international outbound roaming services with 46 operators from 27 countries.

As at 31 December 2008, the total number of GPRS subscribers reached 31.223 million, representing a net increase of 22.33 million in 2008, up by 251.1% from 2007, and the penetration rate increased from 7.4% in 2007 to 23.4% in 2008.

In 2008, the revenue from GSM value-added services was RMB16.26 billion, up by 20.2% from 2007, and as a percentage of total mobile revenue reached 24.9%, representing an increase of 3.3 percentage points from 2007.


China unicom中国联通
京城新动作
宽带宝典
全民2Mb·加倍精彩!


国内长途
壹块伍毛玖
贰拾伍分钟
11618

	2007	2008
Mobile Subscribers ('000)	120,564	133,365
Total Voice Usage (million minutes)	341,410	376,673
MOU (minutes/subscribers. month)	249.7	246.4
ARPU (RMB/subscribers. month)	45.7	42.3
SMS Volume (million messages)	72,942	76,325
Cool Ringtone Subscribers ('000)	37,951	44,127
GPRS Subscribers ('000)	8,893	31,223

The 3rd Generation Digital Cellular Communications Services (3G)

On 7 January 2009, the Company's ultimate parent, China United Network Communications Group Company Limited ("China Unicom Group"), received a 3rd generation digital cellular communications business license based on WCDMA technology from the Ministry of Industry and Information Technology (the "MIIT") of the People's Republic of China, and authorized the Company's wholly-owned subsidiary, China United Network Communications Limited ("CUCL"), to operate such services nationwide in China.

In 2009, the Company will firmly capture opportunities in 3G development, concentrate its resources to quickly deploy a high quality 3G network in order to establish leading market positions in respect of network, products and services, and customer services. The Company expects to provide 3G services in 284 cities in China by the end of 2009.

Fixed-Line Business

In 2008, with the downward adjustment of mobile roaming tariffs and the full implementation of the mobile "Calling-Party-Pay" policy, the mobile substitution of fixed-line business has further intensified. Meanwhile, the Company's internal reorganization, the macroeconomic downturn and fixed-line inter-regional tariff downward adjustments have all brought negative impacts on the fixed-line business. By accelerating the implementation of the broadband upgrade with access speed increase, actively developing content and application services and promoting multi-service bundling and voice service packages, the Company delivered continued high growth in the fixed-line broadband and data communications business, which mitigated the decline in the traditional fixed-line business. In 2008, the revenue from the fixed-line business was RMB82.77 billion, of which service revenue accounted for RMB81.66 billion, down by 4.7% from 2007.

Broadband and Data Communication Services

In 2008, by improving broadband access speed and offering services bundled with voice and services bundled with computer terminals, the Company maintained high growth in its broadband business. As at 31 December 2008, the total number of broadband subscribers reached 25.416 million, representing a net increase of 5.648 million, up by 28.6% from 2007. The broadband ARPU was RMB65.2, down by 6.1% from 2007.

While the number of broadband subscribers grew rapidly, the Company continued implementing the "Content + Application + Access + Service" marketing strategy, increased the promotional efforts for broadband contents and applications, including "CU Max" software client and "CU View" video monitoring system, and increased the penetration of broadband contents and application services with improved customer value. As at the end of 2008, the number of the Company's broadband content and application subscribers reached 4.39 million, representing 17.3% of the total number of broadband subscribers.

In 2008, revenue from the broadband business was RMB18.11 billion, up by 26.9% from 2007, of which revenue from broadband contents and application services accounted for RMB2.45 billion, up by 40.3% from 2007, and contributing 13.5% of the total broadband service revenue.

(Unit: '000)	2007	2008
Number of Broadband Subscribers	19,768	25,416
Including: DSL subscribers	15,777	20,508
LAN subscribers	3,985	4,789

In 2008, to exploit opportunities arising from the accelerated informatization development in China, the Company provided data communications services and integrated solutions for a number of corporate customers. The Company successfully completed several informatization and service projects for key customers, such as China National Petroleum Corporation and the Ministry of Civil Affairs of the PRC.


Broadband Subscribers and ARPU
19,768
25,416
28.6%
69.5
65.2
2007
2008
Broadband Subscribers (thousand)
ARPU (RMB)
Growth (%)

The Company has established business cooperation relationships with more than 160 overseas operators to provide various international products and services, including international voice, international dedicated leased lines (IPLC, IEPL), international data (MPLS VPN, ATM/FR) and International Internet (IP Transit/Paid Peering, DIA, IP Roaming).

The Company actively leveraged on its post-merger domestic and international resources, satisfied the communications needs of domestic and international customers and has continuously improved its capabilities to offer cross-border data communications and integrated information services. The revenue from data communication services was RMB7.06 billion, up by 16.8% from 2007.


Local Access Subscribers
110,820
-9.6%
100,146
26,189
21,851
38.1
34.8
84,631
78,295
2007
2008
Fixed-line Subscribers (thousand)
PHS Subscribers (thousand)
ARPU (RMB)

Traditional Fixed-line Services

In 2008, as the migration of voice traffic to mobile services further intensified, the Company's subscribers and revenue from the traditional fixed-line business faced pressures. As at 31 December 2008, the number of local telephone subscribers was 100.146 million, representing a decrease of 10.674 million from 31 December 2007, down by 9.6%. Excluding Internet dial-up usage, the usage volume of local calls was 184.9 billion pulses, down by 7.0% from 2007; and ARPU decreased from RMB38.1 in 2007 to RMB34.8 in 2008.

Facing the challenge of the continuing trend of mobile substitution, the Company slowed down the decline of its local subscribers, stimulated voice usage and improved customer values by leveraging on its multi-services advantage, including offering fixed-line service bundled with broadband service, promoting voice packages and offering value-added services, such as "personalized ring", "phonemate" and POS services. In 2008, the number of subscribers of "personalized ring" reached 29.105 million, up by 3.4% from 2007; the penetration of caller identification service was 73.2%, 1.0 percentage point higher than 2007.

In 2008, revenue from the traditional fixed-line business was RMB53.23 billion, down by 12.3% from 2007, of which, revenue from voice services accounted for RMB38.51 billion, revenue from value-added services accounted for RMB6.59 billion and revenue from interconnection fees accounted for RMB7.5 billion.

In January 2009, the MIIT issued a "Notice on Matters Relating to Wireless Access Systems Operating on 1990-1920 MHz Spectrum", requiring the current wireless access systems operating on 1900-1920MHz spectrum to be cleared and removed from such spectrum by the end of 2011. While ensuring the provision of quality services to existing subscribers of PHS services provided on the above spectrum prior to the clearance of such spectrum, the Company also plans to provide substitute services to customers by way of service bundling.

	2007	2008
Local access subscribers ('000)	110,820	100,146
Including: Residential	67,162	61,246
Business	10,575	10,599
PHS	26,189	21,851
Public telephone	6,894	6,450
Local voice usage (excluding Internet dial-up usage) (in millions pulses)	198,887	184,900
Domestic long distance calls (in million minutes)	28,797	25,570
International long distance calls (in million minutes, including calls to Hong Kong, Macau and Taiwan)	344	316
Personalized Ring Service subscribers ('000)	28,137	29,105

Network Capabilities

In 2008, the Company increased its investment in GSM networks, further improved GSM network coverage and service quality, and commenced preparation for 3G network deployment; continued pushing for optical network deployment to replace the copper networks and accelerated the implementation of broadband access speed upgrade; integrated resources to optimize and improve the transport capabilities of transmission and IP networks; improved the long-distance soft-switch network capability; established a nationwide service support platform and implemented nationwide electronic channel inquiry-based business application and mobile charging services.

Meanwhile, the Company actively pushed for network integration and optimization in order to improve network quality and network capability and to increase resource utilization. The total capital expenditure was RMB70.49 billion, of which investment in mobile, fixed-line broadband and data communication services accounted for 59.5%. The structure of the capital expenditure was further optimized.

In 2008, the Company continously improved its mobile network capability and operational quality, with progress particularly in network coverage, communication quality and user experience. As at 31 December 2008, GSM network switching capacity increased by 38.1% and the number of GSM base stations increased by 35.3% from the end of 2007; the GSM service connection rate increased to 94.44% from 93.33% at the beginning of 2008 and the call-drop rate decreased to 0.54% from 0.63% at the beginning of 2008. Meanwhile, the Company completed the GPRS network upgrade and significantly improved the configuration of static PDCH channels.

Broadband network capacity was also significantly enhanced: as at the end of 2008, the number of IP access ports increased by 35.94% from the end of 2007; international outbound bandwidth increased by 108% from the end of 2007; interconnection bandwidth with China Telecom increased by 40.7% and backbone trunk bandwidth of IP network increased by 120.41% from the end of 2007. The percentage of broadband subscribers with 2M and over 2M access speed reached 57.5%, representing an increase of 5.5 percentage points from the end of 2007.

After the merger and restructuring of it business the Company has become the most resourceful operator in China in terms of international networks, owning 27 cross-continental cable systems with total bandwidth of 675Gbps and 19 international submarine systems with total bandwidth of 526Gbps.

Sales and Marketing System

In 2008, the Company accelerated the integration of sales channel resources, steadily developed a customer-centric sales and marketing system and established a holistic marketing and distribution system.

Established and optimized the marketing system

After its merger with China Netcom, the Company utilized this opportunity for internal reorganization and established a segmented marketing system targeting individual customers, family customers and government and corporate customers, based on the characteristics of product lines and customer groups. The Company also optimized its resource allocation, increased speed of response to market demands, improved end-user experience, satisfied customer's diverse needs and achieved transformation from product-centric marketing model to customer-centric marketing model.

Integrated sales and marketing channel resources

After its merger with China Netcom, the Company has significantly improved its sales capabilities and marketing resources, established a diversified self-owned distribution channel system with 19,500 self-owned sales outlets, 122,800 direct sales personnel and online e-sales stores. For independent channels, the Company is also supported by 87,400 cooperative sales outlets and 308,000 distribution agents.

In order to establish a customer-centric sales and marketing channel system suited for full-service operations, the Company further pushed for the integration and optimization of channel resources and strived to improve the sales capability of the self-owned channels; transformed the functional positioning of self-owned sales outlets and converted the outlets that traditionally focused on service enrollment and customer service into integrated customer service into integrated marketing and service centers that provide service enrollment and customer service along with service experience, brand demonstration and customer care; increased the usage of low cost e-channels such as customer care centers and online sales stores, and improved the service level and sales capability by getting closer to customers through multiple electronic channels, such as online sales outlets, SMS sales offices, mobile phone sales offices, and self-service terminals.

Improved Customer Service Levels

In 2008, the Company leveraged on the opportunity of serving the Beijing Olympics, defined a unified Olympic service standard and promoted the "Olympic Gold Medal Service" across China. As a result, the Company's service level has been further improved. In addition, the Company provided customers with convenient service by promoting the Nationwide Mobile Recharging Card and electronic channels across the country among GSM customers and promoting customer appointment services among fixed-line customers.

According to a customer satisfaction survey conducted by the MIIT on the telecommunications industry in 2008, the satisfaction level of the Company's full-service customers continued to improve, and the Company's customer service center was once again awarded the title of "Top Ten Influential Brands in Customer Service Centers in China".

In 2009, for 3G and full-service operations, the Company will establish a unified full-service service standard, continue to push for the integration of customer service center resources, implement full-service and full-process quality monitoring and control, and enhance the service support for electronic channels, in order to improve the Company's overall service level and service competitiveness in all respects.

Management's Discussion and Analysis of Financial Condition and Results of Operations



Lu Yimin
Executive Director and President

As the Company completed the disposal of the CDMA business in October 2008, the operating results and the one-off gain on the disposal of the CDMA business are presented as profit from discontinued operations (Note 1) in the consolidated income statement according to the International Financial Reporting Standards ("IFRS") and Hong Kong Financial Reporting Standards ("HKFRS"). In addition, as the merger of the Company with China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") in October 2008 is considered as business combination under common control, under HKFRS, the Group has applied merger accounting (Note 2) in respect of such merger and included the operating results and financial position of China Netcom in the consolidated financial statements of the Group from the beginning of the earliest period presented. Accordingly, the 2007 comparative figures have been restated.

I. OVERVIEW

In 2008, the Company actively and steadily implemented the reform and reorganization. The Company also focused on enhancing operations and improving the development quality and achieved overall stable development of business.

In 2008, the Group's revenue from continuing operations for the year reached RMB148.91 billion. Excluding the effects of the deferred fixed-line upfront connection fees, revenue from continuing operations for the year would be RMB148.02 billion, down by 0.8% from 2007. In 2008, profit for the year was RMB33.91 billion and basic earnings per share was RMB1.428. Excluding the effects of deferred fixed-line upfront connection fees and one-off items including profit for the year from discontinued operations of the CDMA business (including the one-off gain on the disposal of the CDMA business) and impairment loss on Personal Handyphone System (the "PHS") business related assets in 2008, and tax refund on reinvestment in subsidiaries and realised loss on changes in fair value of derivative component of the convertible bonds in 2007 (the adjustment to exclude the above items is referred to herein below as the "Adjustment"), profit from continuing operations (Note 3) after the Adjustment would be RMB14.33 billion, down by 5.8% from 2007, basic earnings per share after the Adjustment would be RMB0.603, down by 8.5% from 2007 and adjusted EBITDA would be RMB66.95 billion, down by 6.5% from 2007.

In 2008, the capital structure of the Company became increasingly solid. The liabilities-to-assets ratio (Note 4) decreased from 46.6% as at 31 December 2007 to 40.1% as at 31 December 2008. In 2008, net cash inflow from operating activities of continuing operations (representing profit for the year plus depreciation and amortisation) after the Adjustment would be RMB62.01 billion while capital expenditure for 2008 was RMB70.49 billion. Taking into account the cash inflow from disposal of the CDMA business, the Company's financial condition has become more stable.

II. REVENUE FROM CONTINUING OPERATIONS

In 2008, faced with various challenges, including changes in the economic environment, further intensified trend of mobile substitution, downward adjustments in mobile roaming tariffs, as well as the Company's integration and reorganization, the Company maintained stable income from continuing operations by improving the quality of subscriber development, strengthening the bundling of fixed-line and mobile services and promoting the application of value-added services. Excluding the effect of RMB0.89 billion deferred fixed-line upfront connection fees, revenue from continuing operations in 2008 would be RMB148.02 billion, down by 0.8% from 2007, of which, service revenue accounted for RMB146.37 billion, down by 1.3% from 2007, and revenue from sale of telecommunications products accounted for RMB1.65 billion, up by 76.1% from 2007.

Service revenue from continuing operations*
(RMB in billion)


148.23
146.37
07
08

* excluding deferred fixed-line upfront connection fees


Service revenue of GSM Cellular Business
(RMB in million)
62,547
64,704
07
08

The table below sets forth the changes in the composition of service revenue and the percentage of total service revenue constituted by each of the Group's business segments for the years 2007 and 2008.

	2008		2007 (As restated) (Note 1 and Note 2)	
	RMB in million	As percentage of total service revenue	RMB in million	As percentage of total service revenue
Service revenue from continuing operations (exclude upfront connection fees)	146,366	100.0%	148,230	100.0%
Include: GSM cellular business	64,704	44.2%	62,547	42.2%
Fixed-line business	81,662	55.8%	85,683	57.8%
Out of which:				
Broadband service	18,114	12.4%	14,273	9.6%
Service revenue from discontinued operations	19,077		26,309	

1. GSM Cellular Business

In 2008, the Company has maintained steady growth in the GSM cellular business. Revenue from the GSM cellular business was RMB65.25 billion, increased by 4.3% from 2007, out of which, service revenue accounted for RMB64.70 billion, up by 3.4% from 2007. The number of subscribers reached 133.365 million as at the end of 2008 with a net addition of 12.801 million subscribers from the end of 2007. The average revenue per user (the "ARPU") per month decreased from RMB45.7 in 2007 to RMB42.3 in 2008.


GSM ARPU
(RMB)
45.7
42.3
07
08

As a result of the Company's strengthening in the business development and promotion of the value-added business, revenue from the GSM value-added services amounted to RMB16.26 billion in 2008, up by 20.2% from 2007 and as a percentage of the GSM service revenue, increased from 21.6% in 2007 to 25.1% in 2008.

In line with the growth in the GSM cellular subscribers and interconnection traffic volume, the Group's interconnection revenue from the GSM cellular business reached RMB6.86 billion in 2008, up by 17.2% from 2007.

2. Fixed-line Business

As mobile substitution further intensified and the trend of decline of the traditional fixed-line voice business continued, the Company proactively adjusted its business structure and implemented a transformation of the fixed-line business. As a result, the Company achieved sustained rapid development of its broadband business. Through promoting "Family 1+" and bundled packages of mobile services, the Group endeavored to mitigate the loss of subscribers of fixed-line services. Excluding the effect of RMB0.89 billion of deferred fixed-line upfront connection fees, revenue from the fixed-line business would reach RMB82.77 billion in 2008, out of which, service revenue would be RMB81.66 billion, down by 4.7% from 2007.


Service revenue* of Fixed-line Business
(RMB in million)
85,683
81,662
07
08
* excluding deferred fixed-line upfront connection fees

As a result of the full implementation of "Calling-Party-Pay" tariffs in respect of mobile service and continuing downward adjustments of tariffs, the substitution effect by mobile business to fixed-line local business became more intense. The Company experienced significant decline in fixed-line local telephone subscribers and substantial decline in revenue. The net reduction of local telephone subscribers from 2007 to 2008 was 10.674 million and the aggregate number of local telephone subscribers was 100.146 million at the end of 2008. ARPU of the local telephone business decreased from RMB38.1 in 2007 to RMB34.8 in 2008.

In 2008, the Group proactively implemented its "broadband strategy". Under the "content + application + access + services" marketing model, the Company focused on improving penetration rate, increasing access speed and price and developing bundled packages and broadband applications. While vigorously expanding the subscriber base of broadband services, the Company stabilized the subscribers' ARPU, enhanced the business quality and increased the percentage of high-speed broadband subscribers among all broadband subscribers, through improving access speed, increasing offer of applications and improving services and bundling voice services. Net addition of broadband subscribers was 5.648 million from 2007 to 2008 and the aggregate number of subscribers was 25.416 million at the end of 2008. ARPU of broadband business decreased from RMB69.5 in 2007 to RMB65.2 in 2008. Broadband service revenue reached RMB18.11 billion, up by 26.9% from 2007 and as a percentage of the fixed-line service revenue, increased from 16.7% in 2007 to 22.2% in 2008. Broadband service has become the main factor in stabilising the fixed-line service revenue.


Local telephone ARPU
(RMB)
38.1
34.8
07
08

III. COSTS AND EXPENSES FROM CONTINUING OPERATIONS

In 2008, the Company faced various challenges such as changes in the macroeconomic environment, severe natural disasters and the Company's merger and reorganization activities. While stabilizing its production and operations, the Company controlled costs and expenses paid in cash so as to increase the cost effectiveness of costs and expenses. The Group's total costs and expenses from continuing operations after the Adjustment in 2008 would be RMB128.93 billion, up by 1.6% from 2007.

The table below sets forth the major items of costs and expenses from continuing operations and their respective percentage of the corresponding service revenue for the years of 2007 and 2008:

	2008		2007 (As restated) (Note 1)	
	RMB in million	As a percentage of service revenue	RMB in million	As a percentage of service revenue
Total	128,927	88.1%	126,878	85.6%
Interconnection charges	12,011	8.2%	11,214	7.6%
Depreciation and amortisation	47,678	32.6%	47,369	32.0%
Network, operations and support expenses	16,577	11.3%	16,022	10.8%
Employee benefit expenses	18,902	12.9%	17,540	11.8%
Selling and marketing	17,384	11.9%	17,562	11.9%
General, administrative and other expenses	14,130	9.7%	13,981	9.4%
Cost of telecommunications products sold	2,067	1.4%	1,233	0.8%
Finance costs, net of interest income	2,172	1.5%	2,946	2.0%
Other income-net	(1,994)	(1.4%)	(989)	(0.7%)

Analysis of costs and expenses from continuing operations

Percentage of costs and expenses to service revenue (%)


85.6
7.6
32.0
10.8
11.8
11.9
11.5
88.1
8.2
32.6
11.3
12.9
11.9
11.2
07
08
Interconnection charge
Depreciation charges
Network, operations and support
Employee benefit expenses
Selling and marketing
Others#

including general, administrative and other expense, cost of telecommunications products sold, finance costs, net of interest income and other income, net

1. Interconnection charges

In line with the growth in business and the increase in interconnection traffic volume, interconnection charges amounted to RMB12.01 billion in 2008, up by 7.1% from 2007 and as a percentage of service revenue, increased from 7.6% in 2007 to 8.2% in 2008.

2. Depreciation and amortisation

Depreciation and amortisation expenses amounted to RMB47.68 billion in 2008, up by 0.7% from 2007, and as a percentage of the service revenue, changed from 32.0% in 2007 to 32.6% in 2008.

3. Network, operations and support expenses

Due to various factors including large-scale expansion of network facilities and base stations, increases in utilities charges and repair and maintenance expenses mainly resulting from natural disasters and extra network maintenance for uninterrupted communications during the Olympics Games period, the Group incurred network, operations and support expenses of RMB16.58 billion in 2008, up by 3.5% from 2007. Network, operations and support expenses as a percentage of the service revenue was 11.3%, up by 0.5 percentage points from 2007. As a result of network resources sharing and increased synergies from the merger, the lease fee for telecommunications network was RMB1.16 billion, down by 5.9% from 2007.

4. Employee benefit expenses

Due to various factors, such as increased employee insurance premium expenses resulting from the implementation of the PRC Labour Contract Law in 2008 and improved social average wages in China, as well as employee benefits-related costs incurred for maintaining the continuity of the Company's personnel during its reorganization, employee benefit expenses in 2008 was RMB18.90 billion, up by 7.8% from 2007 and as a percentage of the service revenue, increased from 11.8% in 2007 to 12.9% in 2008.

5. Selling and marketing expenses

In 2008, the Company continued to strengthen its control on selling and marketing cost and ensured that agency fees paid to agents are strictly in proportion to revenue contribution by the subscribers brought by such agents. Meanwhile, by integrating the resources of the Company's self-owned channels and its sales agents during the reorganisation period and increasing synergies from the reorganization, the Company enhanced the overall effectiveness of its selling and marketing expenses. Our selling and marketing expenses totaled RMB17.38 billion in 2008, down by 1.0% from 2007 and as a percentage of the service revenue was 11.9%, maintained at the same level as in 2007.

6. General, administrative and other expenses

Due to increased provision for doubtful debts as a result of certain subscribers switching to other service providers, general, administrative and other expenses of the Group were RMB14.13 billion in 2008, up by 1.1% from 2007, and as a percentage of the service revenue was 9.7%, up by 0.3 percentage points from 2007.

7. Cost of telecommunications products sold

As a result of a 76.1% increase in revenue from the sale of telecommunications products, the Group incurred RMB2.07 billion in cost of telecommunications products sold, up by 67.6% from 2007.

8. Finance costs, net of interest income

In 2008, the Company further strengthened and improved its capital structure through enhancing the centralisation of fund management and fund operation. Also, the Company made early repayments of interest bearing debts using the proceeds received from the disposal of the CDMA business. As a result, the Group's finance costs, net of interest income decreased from RMB2.95 billion in 2007 to RMB2.17 billion in 2008, down by 26.3%

9. Other income-net

In 2008, other income, net was RMB1.99 billion, mainly from the net gain on non-monetany assets exchanged. Excluding the effect of RMB4.00 billion tax refund on reinvestment in subsidiaries in 2007, other income, net for 2008 would be up by 101.6% from 2007.

IV. IMPAIRMENT LOSS ON THE PHS BUSINESS RELATED ASSETS

Upon the completion of the merger of the Company with China Netcom, management reconsidered the Group's strategy relating to the PHS business and expected that the economic performance of the PHS business would deteriorate significantly, then prepared an updated analysis and forecasts accordingly to determine if there had been an impairment of assets. After considering the expected significant decline in revenue and profitability in 2009 and onwards and in light of the notice issued by the Ministry of Industry and Information Technology of the PRC which requested the Chinese telecommunications operators to discontinue the PHS business by the end of 2011, the Company conducted an impairment test for the PHS business related assets. The impaired PHS business related assets were written down to their recoverable value, which was determined to be based on their estimated value in use. Value in use is determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS services related assets. In estimating the future net cash flows, the Group has made key assumptions and estimates on the appropriate discount rate adopted, the period covered by the cash flow forecast and the future loss of customers, the expected average revenue per subscriber.

These assumptions and estimates are made after considering the historical trends, the prevailing market trends and the physical conditions of the PHS business related equipment. Based on the above, the Group recognised an impairment loss on PHS business related assets of approximately RMB11.84 billion for the year ended 31 December 2008 (2007: Nil).

Profit for the year from continuing operations**
(RMB in billion)


15.21*
14.33**
07
08

*/** Please refer to Note 4/3 of "Financial Highlights" as set out in page 5 for explanations.

Adjusted EBITDA* and Adjusted EBITDA margin* of continuing operations


48.0%
45.2%
71.62
66.95
07
08
Adjusted EBITDA (RMB in billion)
Adjusted EBITDA Margin

* Please refer to Note 5 of "Financial Highlights" as set out in page 5 for explanations.

V. EARNINGS

1. Profit before income tax

In 2008, the Group's profit from continuing operations before income tax was RMB8.14 billion, up by 70.1% from 2007. Profit from continuing operations before income tax after the Adjustment would be RMB19.09 billion, down by 14.3% from 2007.

Out of profit from continuing operations before income tax, profit before income tax for the GSM cellular business reached RMB8.69 billion, down by 5.0% from 2007 as costs previously shared by the CDMA business was solely borne by the GSM business after the disposal of the CDMA business and the tariffs for mobile roaming services were reduced. As affected by the downward adjustment of inter-district tariffs and substitution of fixed-line business by mobile business, profit for 2008 for fixed-line business after the Adjustment would be RMB10.91 billion, down by 17.5% from 2007.

In 2008, profit before income tax from discontinued operations of the CDMA business was RMB1.91 billion.

2. Income tax

The Group's income tax from continuing operations was RMB1.80 billion and the effective tax rate in 2008 was 22.1%. Excluding the effect of the Adjustment, the effective tax rate would be 24.9%.

3. Profit for the year

In 2008, the Group's profit for the year (including the one-off gain on the disposal of the CDMA business of RMB26.13 billion) reached RMB33.91 billion, up by 58.2% from 2007 and its basic earnings per share was RMB1.428 in 2008. Profit from continuing operations after the Adjustment would be RMB14.33 billion, down by 5.8% from 2007. Basic earnings per share after the Adjustment would be RMB0.603, down by 8.5% from 2007.

VI. ADJUSTED EBITDA

The Group's adjusted EBITDA from continuing operations would be RMB66.95 billion in 2008, down by 6.5% from 2007. Adjusted EBITDA margin (adjusted EBITDA as a percentage of the total revenue excluding deferred fixed-line upfront connection fees) would be 45.2%, down by 2.8 percentage points.

In respect of the GSM cellular business, EBITDA would be RMB26.89 billion, down by 3.4% from 2007 and EBITDA margin changed from 44.4% in 2007 to 41.1% in 2008. In respect of the fixed-line business, adjusted EBITDA would be RMB40.45 billion, down by 7.8% from 2007 and adjusted EBITDA margin changed from 48.6% in 2007 to 47.0% in 2008.

VII. CAPITAL EXPENDITURE AND CASH FLOW

Capital expenditure of the Group totaled RMB70.49 billion in 2008, which mainly consisted of investment in the GSM network, broadband and data and transmission network infrastructure. Including the Company's initial preparation relating to the 3G cellular business and based on the implementation of the Company's new development strategies, capital expenditure attributable to the GSM cellular business was RMB32.95 billion. Capital expenditure attributable to broadband and data businesses was RMB9.05 billion. Capital expenditure attributable to the infrastructure and transmission network was RMB18.18 billion.

In 2008, the Group's net cash inflow from operating activities of continuing operations (representing profit for the year plus depreciation and amortization) was RMB62.01 billion while capital expenditures was RMB70.49 billion. Taking into account the cash inflow from the disposal of the CDMA business, the Company's financial condition has become more stable.

The table below sets forth the major items of capital expenditure in 2008 and planned capital expenditure in 2009.

Capital expenditures and projected capital expenditures
(RMB in billion)


70.49
110.00
08
09

	2008		2009	
	RMB (in billion)	As percentage	RMB (in billion)	As percentage
Total	70.49	100.0%	110.00	100.0%
3G celluar	—	—	38.70	35.2%
GSM cellular (Note (a))	32.95	46.7%	23.70	21.5%
Broadband and data business	9.05	12.8%	18.00	16.4%
Fixed-line business	0.73	1.0%	0.70	0.6%
Innovation and value-added platform	4.13	5.9%	3.00	2.7%
IT system	2.40	3.4%	4.00	3.6%
Infrastructure and transmission network	18.18	25.8%	19.70	17.9%
Others	3.05	4.4%	2.20	2.1%

Note (a): Including the capital expenditure attributable to the initial preparation relating to the development of the 3G cellular business.

The Group's planned capital expenditure for 2009 is estimated to be approximately RMB110.0 billion. Capital expenditure for the development of 3G cellular business is estimated to be approximately RMB38.7 billion. Capital expenditure for the GSM cellular business is estimated to be approximately RMB23.7 billion which will be mainly used for improvement of the quality of network coverage and building infrastructure for value-added business platform. Capital expenditure for the fixed-line business is estimated to be approximately RMB0.7 billion. Capital expenditure for the broadband and data business is estimated to be approximately RMB18.0 billion. Capital expenditure for innovation and value-added platform is estimated to be approximately RMB3.0 billion. Capital expenditure for information technology system is estimated to be approximately RMB4.0 billion. Capital expenditure for infrastructure and transmission network is estimated to be approximately RMB19.7 billion. Capital expenditure for others is estimated to be approximately RMB2.2 billion. The Company plans to primarily rely on cash generated from its operating activities, proceeds from the disposal of the CDMA business, the unused banking facilities granted by the banks and other available financing sources to satisfy the Company's capital expenditure needs in future.

VIII. BALANCE SHEET

In 2008, the Company's balance sheet structure became more stable. Total assets increased from RMB334.09 billion as of 31 December 2007 to RMB344.92 billion as of 31 December 2008. Total liabilities decreased from RMB155.57 billion as of 31 December 2007 to RMB138.21 billion as at 31 December 2008. The liabilities-to-assets ratio decreased from 46.6% as at 31 December 2007 to 40.1% as at 31 December 2008. The debt-to-capitalisation ratio (Note 5) decreased from 26.9% as at 31 December 2007 to 12.7% as at 31 December 2008.

As at 31 December 2008, the Group had net current liabilities (i.e. current assets minus current liabilities) of RMB89.10 billion, representing a decrease of RMB2.77 billion from RMB91.87 billion as at 31 December 2007. Taking into account of the Company's continuous net cash generated from operating activities, its good credit records and its banking facilities, the Company believes that its funds are sufficient to meet its working capital requirements and debt obligations in 2009.

Note 1: On 2 June 2008, the Company, the Company's wholly-owned subsidiary, China United Network Communications Corporation Limited ("CUCL" formerly known as China Unicom Corporation Limited) and China Telecom Corporation Limited ("China Telecom") entered into the CDMA business framework agreement whereby CUCL agreed to sell, and China Telecom agreed to purchase, the CDMA Business. (Please refer to the Company's announcement on (1) Proposed Disposal of the CDMA Business by Unicom to Telecom (2) Proposed Major Transaction (3) Possible Connected Transaction and (4) Resumption of Trading dated 2 June 2008). On 27 July 2008, the Company, CUCL and China Telecom further entered into the CDMA business disposal agreement. The disposal of the CDMA business was completed on 1 October 2008. In accordance with IFRS/HKFRS 5, "Non-Current Assets Held for Sale and Discontinued Operations", management of the Company recognised the CDMA business segment as discontinued operations, accordingly, the CDMA business was presented separately as discontinued operations in the audited consolidated income statement and cash flows statement for the year ended 31 December 2008. The 2007 comparative figures were also restated accordingly. For details, please refer to Note 33 of the Group's consolidated financial statement.

Note 2: The merger of the Company with China Netcom is accounted for in accordance with Accounting Guideline 5 "Merger accounting for common control combinations" ("AG 5") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") in November 2005 by applying merger accounting. Upon the adoption of IFRS, the Group adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRS. The acquired assets and liabilities are stated at historical cost, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

Note 3: Profit from continuing operations before income tax after the Adjustment and profit from continuing operations after the Adjustment represent, respectively, profit from continuing operations before income tax and profit from continuing operations in each case, excluding the effects of deferred fixed-line upfront connection fees and the one-off items including profit for the year from discontinued operations of the CDMA business (including the one-off gain on the disposal of the CDMA business) and impairment loss on the PHS business related assets in 2008, and realised loss on changes in fair value of the derivative component of the convertible bonds and other income from tax refund on reinvestment in subsidiaries in 2007.

Note 4: Liabilities-to-assets ratio represents total liabilities over total assets.

Note 5: Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

Human Resources Development



In 2008, the Company successfully completed merger and reorganization with former China Netcom staff. The Company believes only by adopting a human-oriented approach can it safeguard its employees during the implementation of the merger strategy, realize the corporate culture of unity and collaboration, strengthen employee recognition and cohesion within the Company, thus achieving the sustainable development of the Company.

During the year, the Company continued to deepen human resources reform,optimize the human resources structure, and planned to enhance its core competitiveness by taking steps such as improving salary distribution and performance appraisal, strengthening labour management and staff training and enhancing the establishment of the management team so as to provide support and assurance for accomplishing the overall operating strategy of the Company.

Improving salary allocation and performance appraisal

To ensure the rapid integration of various systems of the Company within a short period of time after merger, the Company has started to consider the establishment of a unified post and salary system in the Group since mid-2008. Through the establishment of a performance-oriented salary incentive mechanism, the Company intended to realize the effective allocation of resources so as to drive employee initiative and creativity. Meanwhile, the Company solved conflicts and problems arising from salary arrangement by taking measures in various aspects such as salary distribution, organization setup, management and employee size, creating a favourable environment for the harmonious development of the Company.

In addition, the Company further improved its performance appraisal system to strengthen the guidance and monitoring of performance appraisal, create a performance-oriented corporate structure, improve the working performance and ability of employees.

Enhancing employee training

The Company firmly believes training is one of the effective ways of increasing employee satisfaction and propelling the transformation and development of the Company. In the past year, the Company, by focusing on core tasks such as emergency communication support, Olympic Games support and full service operations, organized specialized training for up to 10,000 employees of all levels comprising management personnel, marketing personnel and technological research and development personnel.

The Company actively established a system for training highly skilled talents, provided skill training and occupational qualification grading training, organized participation in various skill competitions to strengthen the expertise and skills of front-line employees, and won honours such as China Grand Skill Award, National Technical Expert and National Technical Talent Nurturing Outstanding Contributing Unit awarded by the Ministry of Human Resources and Social Security of the PRC.

Meanwhile, the Company continued to leverage on the advantage of its internal online teaching platform to improve and develop online teaching resources on a continued basis, and to provide more diversified and broader choices for its employees.

Corporate Social Responsibility

In 2008, the Company faithfully and sincerely performed its social responsibilities in contributing to the community. Confronted with the snowstorms in the southern region of China and the Wenchuan earthquake, the Company, with a strong sense of responsibility and mission, made rapid responses and careful arrangements to best ensure unblocked communications and to implement post-disaster reconstruction works. The Company also took up the historic mission of providing services during the Olympic Games. During the year, the Company actively participated in the support of various social community events in areas such as poverty alleviation and education, so as to drive the harmonious development of the PRC telecommunications industry and society as a whole.

Fulfill corporate social responsibility by relieving snowstorm disasters and maintaining communications

The freezing rain and snowstorm disasters which occurred in mid-January 2008 caused severe damage to communication networks in most areas of the southern region of China. During the disaster relief period, the Company sent a total of 166,568 individuals for emergency rescue and disaster relief, and transported a large amount of relief supplies totaling RMB28 million in value to the disaster-stricken provincial company in the southern region. At the same time, the Company sent a total of 447 million emergency SMSs to the public nationwide.

For the purpose of resuming operations at the earliest possible time, the Company commenced post-disaster reconstruction works following the disaster in mid-February and formulated post-disaster reconstruction plans and planning proposals to implement post-disaster reconstruction projects so as to ensure the restoration of smooth communications as soon as possible.

Following the Wenchuan earthquake on 12 May, almost all communications in the hardest hit areas of Sichuan were interrupted. The Company urgently mobilized a large number of rescue personnel, vehicles and emergency devices, and undertook the provision of technical training to the VSAT equipment communication and rescue team in which three operators jointly participated and which comprised of 150 members, as well as installing 100 sets of VSAT equipment in the hardest hit areas and the disaster relief command post. The Company also connected on an



urgent basis circuits for government disaster relief teams and press media to ensure timely message transmission to frontline disaster relief command and in disaster areas. In addition, the Company immediately set up hotlines "10010" and "10198" for victims in search of relatives, and created an online service zone for search of relatives on its portal in order to provide such services, issuing messages for seeking help, reporting of well being to family members, and inquiry on disaster relief and hospital phone numbers.

To fully restore communications in the disaster areas of Sichuan, the Company invested RMB610 million in construction restoration which comprised the construction restoration of a total of 956 base stations and optical fibres totaling 6,300 km in length. The post-disaster reconstruction efforts commenced in August and lasted till December, with RMB2.2 billion invested in post-disaster reconstruction, which comprised of the reconstruction of optical fibres totaling 70,500 km in length and the reconstruction of 3,200 base stations. Post-reconstruction network coverage increased by almost 15% as compared with network coverage prior to the disaster. Capital used by the Company in relation to restoration and reconstruction amounted to RMB2.8 billion.

Taking up a historic mission, successfully completing the task of providing communication services during the Olympic Games

2008 was China's "Year of the Olympic Games" which attracted the world's attention. Being a partner of the Beijing Olympic Games, the Company focused significant human and material resources to construct the communications service infrastructure and supporting systems for the Olympic Games, and accomplished the task of safeguarding communications during the Olympic Games. In addition, by embracing the philosophy of a "Hi-tech Olympic Games", the Company strived for technology and business innovation and achieved a number of "firsts" for communication services provision in the Olympic history, displaying advanced level of Chinese telecommunications development.

During the Olympic Games, a total of 23,000 individuals from the Company directly participated in Olympic Games services and security work. The Company also had personnel on duty in international locations such as Hong Kong, Los Angeles, San Francisco, New York, Tokyo, London and Frankfurt, involving a total of approximately 514,000 individuals. At the "Bird's Nest", the Company provided high definition TV signals for 16 broadcasting institutions from around the world to enable more than 4 billion viewers worldwide to simultaneously watch the grand opening ceremony of the Olympic Games, and at the same time, achieved the concurrent broadcast of the fireworks display and the opening ceremony programme through its teleconferencing system, successfully accomplishing the historic mission with which the Company was entrusted.

Undertaking the important task of providing general services in rural areas

Ever since its inception in 2004, the "Extension of Phone Coverage to Every Village" project has been and remains a key project for the Company. Over the past few years, the Company has taken the initiative to undertake obligations relating to village communication projects in more than 20 provinces and districts, and has actively implemented communication construction in rural areas, invested a large amount of capital, constructed large-capacity, highly efficient, technologically advanced, safe and reliable high-speed light transmission networks and mobile networks covering cities and villages. The Company has also simultaneously provided various means of connection such as broadband Internet connection, wireless connection and satellite connection to provide communication network coverage in rural areas. With the rapid development of new technologies, new communication networks such as broadband Internet and mobile Internet have extended progressively to rural areas. At present, the Company has provided various communication services to the rural market such as mobile phone, fixed phone, personal handy phone, broadband Internet, village information service and various valued-added businesses.

In 2008, the task target set by the MIIT for the Company was 3,019 natural villages, involving 17 provinces and cities. The Company overcame the impact of various unfavourable factors such as internal amalgamation and reorganization, network division and natural disasters such as freezing rain and snowstorms and the Wenchuan earthquake, to not only meet but exceed the village communication task target with 3,271 villages.

To contribute to the community with integrity and care

Since 2002, the Company has performed poverty alleviation work in the state key poverty relief development counties in Zhangjiakou, Hebei,and has invested a total of RMB15 million over six years up to present and has successively implemented 32 poverty alleviation projects. In addition, the Company has actively initiated community events and has organized various community donation events to donate office computers, office furniture, clothing and books to certain villages and schools in poverty alleviation counties.


北京 2008



Meanwhile, the Company has also undertaken the task of providing support to Tibet since 2002, and has invested a total of RMB40 million over the past six years and has completed the construction of 14 engineering projects such as the Hope primary school, education training centre, cultural plaza and housing projects in an effort to improve the living conditions of people in Tibet.

In 2008, the Company arranged for medical teams to carry out cataract vision recovery operations for 84 impoverished individuals in Shaju County, Xinjiang, and undertook the opening ceremony and teacher training for a local bilingual kindergarten. The Company also sent its staff to conduct poverty relief investigation and research activities in Heilongjiang, allocated RMB1 million poverty alleviation funds for the construction of the teaching building of the Raohe County Occupational Education Centre, and organized activities of subsidizing impoverished high school students in Raohe County to contribute to education development in poverty-stricken areas.

Facing a future with both opportunities and challenges, the Company will continue to maintain its enthusiasm in social welfare, endeavour to realize the unification of corporate operations and social responsibility and further propel the harmonious development of enterprises and society.



Report of the Directors

The board of directors (the "Board") of China Unicom (Hong Kong) Limited (the "Company") is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2008.

Principal Activities

The principal activity of the Company is investment holding and its subsidiaries are principally engaged in the provision of cellular and wireline services in China.

Results and Appropriation

The results of the Group for the year ended 31 December 2008 are set out on pages 109 to 110 of this annual report.

In view of the Group's performance during 2008, the Board recommends the payment of a final dividend of RMB0.20 per ordinary share, totaling approximately RMB4.75 billion for the year ended 31 December 2008.

Financial Information

Please refer to the Financial Summary on pages 226 to 228 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2008.

Please refer to the financial statements on pages 105 to 225 for the operating results of the Group for the year ended 31 December 2008 and the respective financial positions of the Group and the Company as at that date.

Loans

Please refer to Note 19 to the financial statements for details of the borrowings of the Group.

Corporate Bonds

Please refer to Note 20 to the financial statements for details of the corporate bonds of the Group.

Commercial Paper

Please refer to Note 24 to the financial statements for details of the short-term commercial paper of the Group.

Capitalised Interest

Please refer to Note 6 to the financial statements for details of the interest capitalised by the Group for the year.

Property, Plant and Equipment

Please refer to Note 6 to the financial statements for changes in the property, plant and equipment of the Group and the Company for the year.

Charge on Assets

As at 31 December 2008, no property, plant and equipment was pledged by the Group to banks as loan security (2007: Nil).

Share Capital

Please refer to Note 17 to the financial statements for details of the share capital of the Company.

Reserves

Please refer to pages 111 to 113 of this annual report for the movements in the reserves of the Group and the Company during the year ended 31 December 2008. As at 31 December 2008, the distributable reserve of the Company amounted to approximately RMB5,083 million (2007: approximately RMB3,341 million).

Subsidiaries

Please refer to Note 11 to the financial statements for details of the Company's subsidiaries.

Changes in Shareholders' Equity

Please refer to pages 111 to 112 of this annual report for the Consolidated Statement of Changes in Equity and page 113 for the Statement of Changes in Equity.

Employee Benefit Expenses

Please refer to Note 31 to the financial statements for details of the employee benefit expenses provided to employees of the Group.

Pre-emptive Rights

There are no provisions for pre-emptive rights in the articles of association of the Company (the "Articles of Association") requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

The Group's sales to its five largest customers for the year ended 31 December 2008 did not exceed 30% of the Group's total turnover for the year.

The Group's purchases from its largest supplier for the year ended 31 December 2008 represented approximately 9.32% of the Group's total purchases for the year. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2008 accounted for approximately 28.57% of the total purchases of the Group for the year.

Share Option Schemes of the Company

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The Share Option Scheme shall be valid and effective for a period of 10 years commencing on 21 June 2000, after which period no further options shall be granted under the Share Option Scheme but the provisions of the Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. The terms of the Share Option Scheme were amended on 13 May 2002 and 11 May 2007, respectively. Under the amended Share Option Scheme:

(1) share options may be granted to employees including all directors (the "Directors") of the Company;

(2) any grant of share options to a Connected Person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is a grantee of the options);

(3) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such options are offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

(a) the nominal value of the shares;

(b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the options; and

(c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the options granted to a participant of the Share Option Scheme (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.

As at 31 December 2008, 206,540,000 share options had been granted and remained valid under the Share Option Scheme, representing approximately 0.87% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, 2,772,000 share options were held by the Directors and their associates as at 31 December 2008. Please refer to the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" for details. All of the options granted and outstanding as at 31 December 2008 are governed by the amended terms of the Share Option Scheme.

During the year ended 31 December 2008, 27,096,800 options granted under the Share Option Scheme were exercised. Among these share options, 1,218,000 options were exercised at the price of HKD15.42 per share, 3,308,000 options were exercised at the price of HKD6.18 per share, 2,080,800 options were exercised at the price of HKD4.30 per share, 9,838,000 options were exercised at the price of HKD5.92 per share, and 10,652,000 options were exercised at the price of HKD6.35 per share.

As at 31 December 2008, the number of options available for issue under the Share Option Scheme is 608,926,107 options, representing approximately 2.56% of issued share capital of the Company as at the latest practicable date prior to the printing of this annual report.

2. Pre-Global Offering Share Option Scheme

On 1 June 2000, the Company also adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). The Pre-Global Offering Share Option Scheme shall be valid and effective for a period of 10 years commencing on 21 June 2000, after which period no further options shall be granted but the provisions of the Pre-Global Offering Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the Pre-Global Offering Share Option Scheme. In order to synchronise the administration of the options granted under the Pre-Global Offering Share Option Scheme with the Share Option Scheme, the Pre-Global Offering Share Option Scheme was also amended on 13 May 2002 and 11 May 2007, respectively. The amended terms of the Pre-Global

Offering Share Option Scheme are substantially the same as those of the Share Option Scheme stated above except that:

(1) the price of a share payable upon the exercise of an option shall be HKD15.42 (excluding the brokerage fee and the Hong Kong Stock Exchange transaction levy);

(2) the period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(3) no further options can be granted under the scheme.

As at 31 December 2008, 16,977,600 share options had been granted and remained valid under the Pre-Global Offering Share Option Scheme of the Company, representing approximately 0.07% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, no option was held by the Directors as at 31 December 2008. All of the options granted and outstanding as at 31 December 2008 are governed by the amended terms of the Pre-Global Offering Share Option Scheme.

During the year ended 31 December 2008, 4,149,200 options granted under the Pre-Global Offering Share Option Scheme were exercised.

3. Special Purpose Share Option Scheme

On 16 September 2008, the Company adopted a special purpose share option scheme (the "Special Purpose Share Option Scheme") in connection with the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") by way of a scheme of arrangement (the "Scheme") of China Netcom under Section 166 of the Hong Kong Companies Ordinance. The Special Purpose Share Option Scheme provides the Company with a means to incentivise and retain the holders of options (the "Netcom Options") granted under the option scheme adopted by China Netcom (the "Netcom Share Option Scheme"), who are middle to senior management staff of China Netcom and its subsidiaries, and to encourage them to contribute to increasing the value of the Company. The Special Purpose Share Option Scheme shall be valid and effective during the period commencing on 15 October 2008 and ending on 30 September 2014, being the date falling 10 years after the date on which the Netcom Share Option Scheme was adopted. The principal terms of the Special Purpose Share Option Scheme are summarised as follows:

A. Grant of Special Unicom Options and Exercise Price

(i) The maximum number of share options (the "Special Unicom Options") granted to each eligible participant (the "Eligible Participant") under the Special Purpose Share Option Scheme and the exercise price of such options shall be determined in accordance with the following formula:

Number of Special Unicom Options = X x Y
Exercise price of each Special Unicom Option = Z / X

where:

X is the exchange ratio (the "Share Exchange Ratio") of 1.508 shares in the Company for every China Netcom share cancelled under the Scheme;

Y is the number of outstanding Netcom Options held by an Eligible Participant as at 5:00 p.m. (Hong Kong time) on 14 October 2008 (the "Scheme Record Time"); and

Z is the exercise price of an outstanding Netcom Option held by an Eligible Participant at the Scheme Record Time.

Fractions of Special Unicom Options were not granted to the Eligible Participants.

Based on the formulae set out above, the exercise price of a Special Purpose 2004 Unicom Option (as defined below) is HKD5.57 and the exercise price of a Special Purpose 2005 Unicom Option (as defined below) is HKD8.26.

The Board has the right to make corresponding alterations to the number of shares involved in the Special Unicom Options and the exercise price in the event of a capitalisation issue, rights issue, sub-division or consolidation of the Company's shares or reduction of capital. Such adjustments shall give the Eligible Participants the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and shall not cause the Company's shares to be issued below its par value.

(ii) No amount is payable on acceptance of the grant of a Special Unicom Option;

B. Exercise of Special Unicom Options

The Special Unicom Options are exercised in accordance with the following vesting schedules:

(i) Special Unicom Options granted to the Eligible Participants in respect of the Netcom Options granted to them on 22 October 2004 (the "2004 Netcom Options") and held as at the Scheme Record Time (the "Special Purpose 2004 Unicom Options") are effective from 15 October 2008 until 16 November 2010. Any Special Purpose 2004 Unicom Option not exercised by 16 November 2010 shall lapse automatically. The Special Purpose 2004 Unicom Options shall only be exercised according to the vesting schedule below and the maximum number of such options that can be exercised at each tier shall not exceed the limits below:

(a) 100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 17 May 2006 to 16 November 2010 may be exercised at any time from 15 October 2008 to 16 November 2010 (the "First Tier");

(b) 100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 17 May 2007 to 16 November 2010 may be exercised at any time from 15 October 2008 to 16 November 2010 (the "Second Tier");

(c) 100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 17 May 2008 to 16 November 2010 may be exercised at any time from 15 October 2008 to 16 November 2010 (the "Third Tier"); and

(d) 100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 17 May 2009 to 16 November 2010 may be exercised at any time from 17 May 2009 to 16 November 2010 (the "Fourth Tier").

(ii) Special Unicom Options granted to Eligible Participants in respect of the 2005 Netcom Options granted to them on 6 December 2005 (the "2005 Netcom Options") and held by them as at the Scheme Record Time (the "Special Purpose 2005 Unicom Options") are effective from 15 October 2008 until 5 December 2011. Any Special Purpose 2005 Unicom Option not exercised by 5 December 2011 shall lapse automatically. The Special Purpose 2005 Unicom Options shall only be exercised according to the vesting schedule below and the maximum number of Special Purpose 2005 Unicom Options that can be exercised at each tier shall not exceed the limits below:

(a) 100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 6 December 2007 to 5 December 2011 may be exercised at any time from 15 October 2008 to 5 December 2011 (the "First Tier");

(b) 100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 6 December 2008 to 5 December 2011 may be exercised at any time from 6 December 2008 to 5 December 2011 (the "Second Tier");

(c) 100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 6 December 2009 to 5 December 2011 may be exercised at any time from 6 December 2009 to 5 December 2011 (the "Third Tier"); and

(d) 100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 6 December 2010 to 5 December 2011 may be exercised at any time from 6 December 2010 to 5 December 2011 (the "Fourth Tier").

Please refer to the Company's circular issued on 15 August 2008 for further details on the terms of the Special Purpose Share Option Scheme.

On 15 October 2008, the Company granted 100,831,432 share options with an exercise price of HKD5.57 per share and 88,929,468 share options with an exercise price of HKD8.26 per share, under the Special Purpose Share Option Scheme, of which 686,894 share options with an exercise price of HKD5.57 per share were granted to a Director. The closing price per share on 15 October 2008 immediately before the grant is HKD11.60. The Company used the Black-Scholes valuation model to determine the fair value of share options granted on 15 October 2008. The fair value of an option is determined based on different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

As at 31 December 2008, 189,556,566 share options had been granted and remained valid under the Special Purpose Share Option Scheme of the Company, representing approximately 0.80% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, 686,894 options were held by a Director as at 31 December 2008. All of the options granted and outstanding as at 31 December 2008 are governed by the terms of the Special Purpose Share Option Scheme.

During the year ended 31 December 2008, no options granted under the Special Purpose Share Option Scheme were exercised.

4. Financial Impact and Valuation of Share Options

For the share options granted under the Share Option Scheme and the Pre-Global Share Option Scheme, the Company recognised share-based employee compensation costs over the vesting period based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model in which no impact of any non-market vesting conditions is considered. In connection with the merger with China Netcom, the grant of Special Unicom Options was accounted for as a modification in accordance with International Financial Reporting Standards ("IFRS") / Hong Kong Financial Reporting Standards ("HKFRS") 2 "Share-based Payment" issued by the International Accounting Standards Board ("IASB") / Hong Kong Institute of Certified Public Accountants ("HKICPA"). The incremental fair value of the options measured before and after the modification (by using the Black-Scholes valuation model in which no impact of any non-market vesting conditions is considered) is recognised as expense over the remaining vesting period.

Please also refer to Note 32 to the financial statements for additional description, financial impact and the valuation results of the respective share option schemes.

5. Interest of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme

	Capacity and Nature	Date of Grant[3]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2008[1]	Movement During the Period Granted[1]	Exercised[1]	Forfeited[1]	No. of Options Outstanding as at 31 December 2008[1]
Directors								
Chang Xiaobing (Chairman and CEO)	Beneficial owner (Personal)	21 December 2004	6.20	526,000	–	–	–	526,000
		15 February 2006	6.35	800,000	–	–	54,000	746,000
								1,272,000
Lu Yimin	–	–	–	–	–	–	–	–
Zuo Xunsheng	Beneficial owner (Personal)	15 October 2008	5.57	–	686,894	–	–	686,894
Tong Jilu	Beneficial owner (Personal)	30 June 2001	15.42	292,000	–	–	–	292,000
		20 July 2004	5.92	292,000	–	200,000	–	92,000
		15 February 2006	6.35	500,000	–	–	40,000	460,000
	Beneficial owner (Spouse)	20 July 2004	5.92	32,000	–	–	–	32,000
		15 February 2006	6.35	40,000	–	–	–	40,000
								916,000
Cesareo Alierta Izuel	–	–	–	–	–	–	–	–
Jung Man Won	–	–	–	–	–	–	–	–
Wu Jinglian	Beneficial owner (Personal)	21 May 2003	4.30	292,000	–	–	–	292,000
		20 July 2004	5.92	292,000	–	–	–	292,000
								584,000
Cheung Wing Lam Linus	–	–	–	–	–	–	–	–
Wong Wai Ming	–	–	–	–	–	–	–	–
John Lawson Thornton	–	–	–	–	–	–	–	–
Timpson Chung Shui Ming	–	–	–	–	–	–	–	–

Capacity and Nature		Date of Grant[3]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2008[1]	Movement During the Period Granted[1]	Exercised[1]	Forfeited[1]	No. of Options Outstanding as at 31 December 2008[1]
Employees[4]		22 June 2000	15.42	21,126,800	–	4,149,200	–	16,977,600
		30 June 2001	15.42	5,316,000	–	1,218,000	40,000	4,058,000
		10 July 2002	6.18	3,308,000	–	3,308,000	–	–
		21 May 2003	4.30	10,800,800	–	2,080,800	56,000	8,664,000
		20 July 2004	5.92	50,308,000	–	9,638,000	62,000	40,608,000
		21 December 2004	6.20	128,000	–	–	–	128,000
		15 February 2006	6.35	163,226,000	–	10,652,000	2,264,000	150,310,000
		15 October 2008	5.57	–	100,144,538	–	204,334	99,940,204
		15 October 2008	8.26	–	88,929,468	–	–	88,929,468
								409,615,272
Total				257,279,600				413,074,166

Notes:

1. Each option gives the holder the right to subscribe for one share.

2. Includes Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Li Zhengmao and Mr. Miao Jianhua, who resigned as executive directors on 23 May 2008. The number of options outstanding as at 1 January 2008 include a total of 3,201,000 options held by Mr. Shang Bing, Mr. Yang Xiaowei and Mr. Li Zhengmao as beneficial owner (personal).

   Mr. Shang Bing, Mr. Yang Xiaowei and Mr. Li Zhengmao were determined by the Board as "Transferred Personnel" pursuant to the Pre-Global Share Option Scheme and the Share Option Scheme, and options held by them are subject to relevant terms of the Pre-Global Share Option Scheme and the Share Option Scheme. The number of options outstanding as at 31 December 2008 include the options held by Mr. Shang Bing, Mr. Yang Xiaowei and Mr. Li Zhengmao as beneficial owner (personal).

3. Includes Mr. Li Gang, Mr. Zhang Junan, Mr. Lu Jianguo and Mr. Shan Weijian, who resigned as executive directors on 15 October 2008. The number of options outstanding as at 1 January 2008 includes a total 2,668,600 options held by the said individuals as beneficial owner (personal).

4. According to the terms of the CDMA business disposal between the Company and China Telecom Corporation Limited ("China Telecom"), some of the Company's employees were transferred to China Telecom upon the CDMA business disposal becoming effective. Pursuant to the Pre-Global Share Option Scheme and the Share Option Scheme, the said transferred employees may exercise (a) all effective options (granted and vested under those two share option schemes) to the extent such options had not been already exercised and (b) all effective unvested options (options that had not vested by the time of such transfer of employees according to the applicable vesting schedule but were nevertheless vested by the Board pursuant to those two option schemes) at any time from the date of their transfer to the earlier of (i) 12 months after the date of the transfer and (ii) the end of applicable option period. All other options will lapse automatically on the date immediately after the date of such transfer of employees. The number of options includes a total of 22,500,000 options held by those employees.

5. Particulars of share options are as follows:

Date of Grant	Exercise Price (HKD)	Exercise Period
Options Granted under the Pre-Global Offering Share Option Scheme:		
22 June 2000	15.42	22 June 2002 to 21 June 2010
Options Granted under the Share Option Scheme:		
30 June 2001	15.42	30 June 2001 to 22 June 2010
10 July 2002	6.18	10 July 2003 to 9 July 2008 (in respect of 40% of the options granted) 10 July 2004 to 9 July 2008 (in respect of 30% of the options granted) 10 July 2005 to 9 July 2008 (in respect of the remaining 30% of the options granted)
21 May 2003	4.30	21 May 2004 to 20 May 2009 (in respect of 40% of the options granted) 21 May 2005 to 20 May 2009 (in respect of 30% of the options granted) 21 May 2006 to 20 May 2009 (in respect of the remaining 30% of the options granted)
20 July 2004	5.92	20 July 2005 to 19 July 2010 (in respect of 40% of the options granted) 20 July 2006 to 19 July 2010 (in respect of 30% of the options granted) 20 July 2007 to 19 July 2010 (in respect of the remaining 30% of the options granted)
21 December 2004	6.20	21 December 2005 to 20 December 2010 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2010 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2010 (in respect of the remaining 30% of the options granted)
15 February 2006	6.35	15 February 2008 to 14 February 2012 (in respect of 50% of the options granted) 15 February 2009 to 14 February 2012 (in respect of the remaining 50% of the options granted)
Options Granted under the Special Purpose Share Option Scheme		
15 October 2008	5.57	15 October 2008 to 16 November 2010 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2006 to 16 November 2010) 17 May 2009 to 16 November 2010 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2009 to 16 November 2010)
15 October 2008	8.26	15 October 2008 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2007 to 5 December 2011) 6 December 2008 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2008 to 5 December 2011) 6 December 2009 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2009 to 5 December 2011) 6 December 2010 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2010 to 5 December 2011)

6. Details of share options exercised during the year are as follows:

For the year ended 31 December 2008:

Grant date	Exercise price HKD	Weighted average closing price per share immediately before days of exercise of options HKD	Proceeds received HKD	Number of shares involved
22 June 2000	15.42	18.73	63,980,664	4,149,200
30 June 2001	15.42	18.38	18,781,560	1,218,000
10 July 2002	6.18	15.88	20,443,440	3,308,000
21 May 2003	4.30	16.90	8,947,440	2,080,800
20 July 2004	5.92	17.81	58,240,960	9,838,000
15 February 2006	6.35	17.62	67,640,200	10,652,000
			238,034,264	31,246,000

Repurchase, Sale or Redemption of Listed Shares of the Company

Further to the terms of the Proposals (as defined below in the subsection headed "Merger with China Netcom") in relation to the merger of the Company with China Netcom, a total of 10,102,389,377 shares in the Company were issued to China Netcom shareholders as consideration for cancellation of China Netcom shares held by China Netcom shareholders as at the Scheme Record Time. Further details of the Proposals and the Scheme are set out in the subsection headed "Merger with China Netcom" below.

Save as disclosed above, neither the Company nor any of its subsidiaries repurchased, sold or redeemed any of the Company's listed shares for the financial year ended 31 December 2008.

Substantial Interests and Short Positions in the Share Capital of the Company

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the Hong Kong Securities and Futures Ordinance (the "SFO") as at 31 December 2008:

		Ordinary Shares Held		Percentage of
		Directly	Indirectly	Total Issued Shares
(i)	China United Network Communications Group Company Limited ("Unicom Group")[1, 2]	—	9,725,000,020	40.92%
(ii)	China United Telecommunications Corporation Limited ("Unicom A Share Company")[1]	—	9,725,000,020	40.92%
(iii)	China Unicom (BVI) Limited ("Unicom BVI")[1]	9,725,000,020	—	40.92%
(iv)	China Network Communications Group Corporation ("Netcom Group")[2,3]	—	7,234,075,906	30.44%
(v)	China Netcom Group Corporation (BVI) Limited ("Netcom BVI")[3,4]	7,008,353,114	225,722,792	30.44%
(vi)	Telefónica Internacional S.A.U.	1,278,403,444	—	5.38%

Notes:

1. Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.
2. The merger between Unicom Group and Netcom Group became effective in January 2009. Please refer to the subsection headed "Recent Significant Developments - 1. Merger of Unicom Group and Netcom Group" for details.
3. Netcom BVI is a wholly owned subsidiary of Netcom Group. In accordance with the SFO, the interests of Netcom BVI are deemed to be, and have therefore been included in, the interests of Netcom Group.
4. Netcom BVI holds 7,008,353,114 shares (representing 29.49% of the total issued shares) of the Company directly and 1 share of the Company through CNC Cayman, Limited, its wholly owned subsidiary. Netcom BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.95% of the total issued shares) of the Company held as trustee on behalf of a PRC shareholder.

Apart from the foregoing, as at 31 December 2008, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 17 to the financial statements for details of the share capital of the Company.

Composition of the Board

The Directors during the year were:

Executive Directors:

Chang Xiaobing (Chairman and CEO)	
Lu Yimin	(appointed on 15 October 2008)
Zuo Xunsheng	(appointed on 15 October 2008)
Tong Jilu	
Shang Bing	(resigned on 23 May 2008)
Yang Xiaowei	(resigned on 23 May 2008)
Li Zhengmao	(resigned on 23 May 2008)
Miao Jianhua	(resigned on 23 May 2008)
Li Gang	(resigned on 15 October 2008)
Zhang Junan	(resigned on 15 October 2008)

Non-Executive Directors:

Cesareo Alierta Izuel	(appointed on 15 October 2008)
Kim Shin Bae	(appointed on 15 October 2008)
Lu Jianguo	(resigned on 15 October 2008)
Lee Suk Hwan	(resigned on 15 October 2008)

Independent Non-Executive Directors:

Wu Jinglian	
Cheung Wing Lam Linus	
Wong Wai Ming	
John Lawson Thornton	(appointed on 15 October 2008)
Timpson Chung Shui Ming	(appointed on 15 October 2008)
Shan Weijian	(resigned on 15 October 2008)

Mr. Kim Shin Bae resigned and Mr. Jung Man Won was appointed as non-executive director on 22 January 2009.

Pursuant to the Articles of Association, Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Zuo Xunsheng, Mr. Cesareo Alierta Izuel, Mr. Jung Man Won, Mr. Wong Wai Ming, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming, will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The personal biographies of the Directors proposed for re-election at the forthcoming annual general meeting (the "Directors for Re-Election") are set out in the section headed "Biographical Details of Directors and Senior Management" on pages 14 to 21 of this annual report. Save as disclosed in the section headed "Biographical Details of Directors and Senior Management", the Directors for Re-Election have not held any other directorship in any listed public companies in the last three years. In addition, save as disclosed in the section headed "Biographical Details of Directors and Senior Management", the Directors for Re-Election do not have any other relationship with any Director, senior management or substantial or controlling shareholders of the Company. Save as disclosed in the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and Special Purpose Share Option Scheme" and "Directors' Interests and Short Positions in Shares, Underlying Shares or Debentures", Directors for Re-Election do not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between the Directors for Re-Election and the Company neither specify the length of service nor require the Company to give more than one year's prior notice or to make payments equivalent to more than one year's emoluments to terminate the service (other than statutory compensation). However, they are subject to retirement by rotation at annual general meetings in accordance with the Articles of Association.

The remuneration package of Mr. Chang Xiaobing includes a basic annual salary of HKD1,400,000 plus a housing allowance of HKD1,000,000; the remuneration package of Mr. Lu Yimin includes a basic annual salary of HKD1,200,000 plus a housing allowance of HKD900,000; and the remuneration package of Mr. Zuo Xunsheng includes a basic annual salary of HKD900,000 plus a housing allowance of HKD800,000. The remuneration of each of Mr. Chang Xiaobing, Mr. Lu Yimin and Mr. Zuo Xunsheng has been determined with reference to their respective duties and responsibilities in the Company, their respective experience and the prevailing market conditions. The remuneration package of each of Mr. Chang Xiaobing, Mr. Lu Yimin and Mr. Zuo Xunsheng also includes discretionary bonus as recommended by the Remuneration Committee of the Company and approved by the Board based on their performance. The remuneration package of each of Mr. Cesareo Alierta Izuel and Mr. Jung Man Won includes an annual fee of HKD300,000 for being a non-executive director of the Company. The remuneration package of Mr. Wong Wai Ming includes an annual fee of HKD300,000 for being a non-executive director, an annual fee of HKD100,000 for being Chairman of the Audit Committee, as well as an annual fee of HKD20,000 for being a member of the Remuneration Committee. The remuneration package of each of Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming, includes an annual fee of HKD300,000 for being a non-executive director, an annual fee of HKD70,000 for being a member of the Audit Committee, as well as an annual fee of HKD20,000 for being a member of the Remuneration Committee. Remuneration of Mr. Cesareo Alierta Izuel, Mr. Jung Man Won, Mr. Wong Wai Ming, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming has been determined with reference to their duties and the prevailing market conditions.

Save as disclosed in this annual report, each of the Directors for Re-Election has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company nor there is any other information to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

Independence of Independent Non-Executive Directors

The Company has received from each of its independent non-executive directors the annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers that all independent non-executive directors are currently independent.

Directors' Interests and Short Positions in Shares, Underlying Shares or Debentures

As at 31 December 2008, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Director	Capacity	Ordinary Shares Held	Percentage of Total Issued Shares
Timpson Chung Shui Ming	Beneficial owner (Personal)	6,000	0.0000%

Please refer to the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" herein above for the interests and rights to acquire shares held by the Directors and the chief executive of the Company as at 31 December 2008 under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme.

Apart from those disclosed herein, at no time during 2008 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 31 December 2008, none of the Directors or the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

Directors' Interest in Contracts

Save for the service agreements between the Company and the executive directors, as at 31 December 2008, the Directors did not have any material interests, whether directly or indirectly, in any significant contracts entered into by the Company.

None of those Directors proposed for re-election at the forthcoming annual general meeting has an unexpired service agreement which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Emoluments of the Directors

Please refer to Note 31 to the financial statements for details of the emoluments of the Directors.

Employee and Remuneration Policy

As at 31 December 2008, the Group had approximately 205,000 employees, 150 employees and 50 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 109,000 temporary employees in Mainland China. For the year ended 31 December 2008, employee benefit expenses were approximately RMB20.5 billion (for the year ended 31 December 2007: RMB19.4 billion). The Group endeavors to maintain its employees' remuneration in line with market trend and to remain competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing to the Company's shares.

CDMA Business Disposal

On 2 June 2008, the Company, China United Network Communications Corporation Limited ("CUCL", formerly known as China Unicom Corporation Limited, a wholly-owned subsidiary of the Company), and China Telecom Corporation Limited ("China Telecom") entered into a CDMA business disposal framework agreement which sets out the terms and conditions on which the Company, CUCL and China Telecom proceed with the CDMA business disposal (the "CDMA Business Disposal") whereby CUCL agreed to sell, and China Telecom agreed to purchase, the CDMA business of CUCL. On 27 July 2008, the Company, CUCL and China Telecom further entered into a CDMA business disposal agreement which sets out the detailed terms and conditions of the CDMA Business Disposal. The consideration for the CDMA Business Disposal is RMB43.8 billion (approximately HK$50.1 billion) and is payable in cash by China Telecom in three installments. The consideration is subject to a price adjustment mechanism, which is based on the CDMA service revenues generated by the Group for the two six-month periods ended 30 June 2007 and 30 June 2008, respectively, as set out in the circular issued by the Company dated 1 August 2008 (the "CDMA Disposal Circular"). Based on the CDMA service revenues generated by the Group for the two six-month periods ended 30 June 2007 and 30 June 2008, respectively, and as agreed by the Company and China Telecom, no adjustment was made to the consideration.

In connection with the CDMA Business Disposal, on 27 July 2008, CUCL agreed to waive its right to exercise its option to purchase the CDMA network from Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a wholly-owned subsidiary of Unicom Group) and to terminate the CDMA lease pursuant to which CUCL leases capacity on the CDMA network from Unicom New Horizon, in each case with effect from the completion of the CDMA Business Disposal.

Details of the CDMA Business Disposal have been set out in the announcement issued by the Company on 28 July 2008 and the CDMA Disposal Circular. You may download and view these documents from the Company's website at www.chinaunicom.com.hk, the Hong Kong Stock Exchange's website at www.hkexnews.hk, or the SEC's website at www.sec.gov.

As the CDMA Business Disposal constituted a major transaction for the Company under the Listing Rules, it was subject to the approval of the Company's shareholders. As the waiver by CUCL of the option to purchase the CDMA network and the termination of the CDMA lease constituted connected transactions for the Company under the Listing Rules, they were subject to the approval of the independent shareholders of the Company.

Pursuant to the shareholders' meeting held on 16 September 2008, the Company's shareholders approved the CDMA Business Disposal and the Company's independent shareholders approved the waiver by CUCL of the option to purchase the CDMA network and the termination of the CDMA lease. As all of the conditions of the CDMA Business Disposal as specified in the CDMA business disposal agreement had been satisfied, the CDMA Business Disposal was completed on 1 October 2008. On 1 October 2008, China Telecom became the legal owner of the CDMA business and all the rights, interests, obligations and liabilities in relation to the CDMA business were borne by China Telecom with effect from 1 October 2008.

Merger with China Netcom

On 2 June 2008, the boards of directors of the Company and China Netcom jointly announced that the Company had formally presented to the board of directors of China Netcom, and requested the board of directors of China Netcom to put forward to the shareholders of China Netcom for consideration, the proposals relating to the merger of the Company and China Netcom (the "Proposals") by way of a scheme of arrangement of China Netcom under Section 166 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Scheme"). Pursuant to the Proposals, a total of 10,102,389,377 shares in the Company were issued to China Netcom shareholders as consideration for cancellation of the China

Netcom shares held by China Netcom shareholders as at the Scheme Record Time. Details of the Proposals and the Scheme have been set out in the circular issued by the Company dated 15 August 2008 (the "VSA Circular"), which also includes, in Appendix IV to the VSA Circular, the full text of the document in respect of the Scheme (the "Scheme Document"). You may download and view the VSA Circular from the Company's website at www.chinaunicom.com.hk, the Hong Kong Stock Exchange's website at www.hkexnews.hk, or the website of the United States Securities and Exchange Commission (the "SEC") at www.sec.gov.

As the Proposals constituted a very substantial acquisition for the Company under the Listing Rules, they were subject to the approval of the Company's shareholders. Pursuant to the shareholders' meeting held on 16 September 2008, the Company's shareholders approved the Proposals and the terms of the Scheme. As all of the conditions of the Proposals and the Scheme as specified in the Scheme Document had been satisfied, on 15 October 2008, the Scheme became effective. China Netcom became a wholly-owned subsidiary of the Company and the listings of China Netcom's ordinary shares and ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively, were withdrawn.

Since China Netcom became a wholly-owned subsidiary of the Company, the Company has continued with the business of China Netcom and has not introduced any major changes to the business of China Netcom or to redeploy any fixed assets of China Netcom and its subsidiaries. The enlarged group is now an integrated telecommunications operator offering wireless, fixed-line, broadband, data and value-added services to its subscribers. The Company has taken measures to combine the respective experience and technologies of the Group and China Netcom in the wireless and fixed-line businesses, to promote business innovation and competitiveness and to improve operating and financial performance through developing targeted business strategies according to the dynamic market developments.

By combining the resources and business strengths of the Company and China Netcom in different areas, the enlarged group is targeting to become a world-class provider of broadband communications and information services, establishing competitive advantages in technology, products and services, providing professional and multi-tiered information services and satisfying the changing and diverse needs of telecommunications market in China.

Upon the Scheme becoming effective, the Company changed its name and adopted the Special Purpose Share Option Scheme, details of which has been set out in the VSA Circular and are summarized as follows:

- **Change of Company Name**

  Upon the Scheme becoming effective on 15 October 2008, the name of the Company was changed from "China Unicom Limited 中國聯通股份有限公司" to "China Unicom (Hong Kong) Limited 中國聯合網絡通信（香港）股份有限公司". The stock trading name used by the Company, and the ticker symbol on the New York Stock Exchange of the Company, remain unchanged.

- **Special Purpose Share Option Scheme**

  In connection with the Proposals, the Company has adopted the Special Purpose Share Option Scheme. The Company has granted new options pursuant to the Special Purpose Share Option Scheme to the China Netcom optionholders in consideration for the cancellation of their outstanding Netcom options (whether vested or not) at the Scheme Record Time. The Special Purpose Share Option Scheme will provide the Company with a means to incentivize and retain the China Netcom optionholders, who are middle to senior management staff of China Netcom and its subsidiaries, and to encourage them to enhance the value of the Company.

A summary of the principal terms of the Special Purpose Share Option Scheme (including the exercise price of the options and the number of options to be granted under the Special Purpose Share Option Scheme) has been set out in the subsection headed "Share Option Schemes of the Company - 3. Special Purpose Share Option Scheme" above and Appendix II to the VSA Circular.

As part of the Company's integration with China Netcom, the Company's wholly-owned subsidiary, CUCL, merged with China Netcom (Group) Company Limited ("CNC China"), a wholly-owned subsidiary of China Netcom with effect from January 2009, and upon the effectiveness of such merger, CUCL assumed all the rights and obligations of CNC China, and all the assets, liabilities and business of CNC China were vested in CUCL. CNC China will be deregistered according to law. In addition, China Network Communications Group Corporation ("Netcom Group"), China Netcom's ultimate controlling shareholder, merged with the Unicom Group with effect from January 2009. Please see the subsection headed "Merger of Unicom Group and Netcom Group" for details of the merger between Netcom Group and Unicom Group.

Connected Transactions

As at 31 December 2008, Unicom Group indirectly holds approximately 40.92% of the issued share capital of the Company and is therefore a connected person of the Company under the Listing Rules.

Moreover, as a result of the completion of the merger with China Netcom (the "Merger") on 15 October 2008, China Netcom became a wholly-owned subsidiary of the Company and Netcom BVI became a substantial shareholder of the Company. Hence Netcom BVI and its associates (including Netcom Group) became connected persons of the Company under the Listing Rules upon completion of the Merger. As at 31 December 2008, Netcom BVI holds approximately 30.44% of the issued share capital of the Company.

1. Waiver of Option to Purchase CDMA Network and Termination of CDMA Lease

Please see the section headed "CDMA Business Disposal" above for details of the waiver of the option to purchase the CDMA network and termination of the CDMA lease.

2. Acquisition of Certain Assets and Business, and Lease of Network from Parent Companies

On 16 December 2008, CUCL agreed to acquire from Unicom Group and Netcom Group certain assets and business (the "Target Assets and Business"), comprising (i) the telecommunications business across the 21 provinces in southern China (the "Southern China") (but not the underlying fixed assets) and the local access telephone business and related assets in Tianjin Municipality operated by Unicom Group and Netcom Group and/or their respective subsidiaries and branches, (ii) the backbone transmission assets in Northern China owned by

Netcom Group and/or its subsidiaries, (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited ("Unicom Xingye") owned by Unicom Group, (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute ("CITC") owned by Unicom Group and (v) a 100% equity interest in Unicom New Guoxin Communications Limited Company ("New Guoxin") owned by Unicom Group (the "Acquisitions"). The total consideration for the Acquisitions is RMB6.43 billion (equivalent to HK$7.28 billion), and was determined after arm's length negotiations with reference to a number of factors and subject to such adjustments as described in the Company's circular issued on 22 December 2008 (the "Acquisitions Circular").

Pursuant to the 2-step approach as described in the Acquisitions Circular, on 16 December 2008, the following agreements were entered into in connection with the Acquisitions:

(1) Unicom Group, Netcom Group and Unicom A Share Company entered into an acquisition agreement (the "Acquisition Agreement") dated 16 December 2008; and

(2) Unicom A Share Company and CUCL entered into a transfer agreement (the "Transfer Agreement").

In addition, on 16 December 2008, CUCL entered into a network lease agreement (the "Network Lease Agreement") with Unicom Group, Netcom Group and Unicom New Horizon pursuant to which Unicom New Horizon agreed to lease the telecommunications networks in the Southern China to CUCL on completion of the Acquisitions on an exclusive basis (the "Lease"). The Lease enables CUCL to use the telecommunications networks necessary for the operation of the telecommunications business in the Southern China. The Lease is for an initial term of two years effective from 1 January 2009 to 31 December 2010 and is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties taking into account, amongst others, the prevailing market conditions in the Southern China. Unicom New Horizon has also granted CUCL an option to purchase the telecommunications networks in the Southern China, which option may be exercised at the discretion of CUCL during the term of the Lease. No premium has been paid or will be payable by CUCL for the grant of such purchase option.

The annual fee payable by CUCL for the Lease for the two financial years ending 31 December 2009 and 2010 is RMB2.0 billion and RMB2.2 billion, respectively, due on a quarterly basis in cash within 30 days after the end of each preceding quarterly period.

The Board believes that the Acquisitions enable the Company to further implement its established development strategy, offer a full spectrum of telecommunications services across China from both business and geographical perspectives, promote the integration and optimisation of its business and resources and enhance its overall competitive position with the objective of providing its subscribers with better services and creating long-term value for the Company's shareholders. The Company believes that the operation of the telecommunications business in Southern China by way of leasing will enable the Group to effectively reduce the investment risks involved in the development of the telecommunications business in the Southern China. The leasing of such assets is also expected to enable the Group to benefit from the growth potential of the telecommunications business in the Southern China while being able to operate such business in a more cost effective manner.

The Transfer Agreement constituted a connected transaction for the Company subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. The Transfer Agreement was approved by the Independent Shareholders at a shareholders' meeting held on 14 January 2009. The Lease constituted a continuing connected transaction for the Company which was subject to the reporting and announcement requirements but was exempt from independent shareholders' approval requirement under the Listing Rules.

As all of the conditions precedent to the completion of the Acquisitions and to the effectiveness of the Lease were satisfied (or, if applicable, waived) on 31 January 2009, completion of the Acquisitions occurred on 31 January 2009 and the Lease became effective from 1 January 2009. In addition, save for certain arrangements as set out in the Acquisitions Circular, the profits and losses generated from the operation of the assets and businesses acquired under the Acquisitions were assumed by the Group with effect from 1 January 2009.

Continuing Connected Transactions

Continuing Connected Transactions arising from the Merger with China Netcom

Please see the subsection headed "Merger with China Netcom" above for details of the merger with China Netcom.

As Netcom BVI and its associates became connected persons of the Company pursuant to the Merger, the continuing connected transactions between China Netcom and its subsidiaries, namely, CNC China (which merged with CUCL subsequent to the merger in January 2009) and China Netcom Group System Integration Limited Corporation ("China Netcom System Integration") (which became a wholly owned subsidiary of the Company after the Merger) and Netcom Group (which merged with Unicom Group subsequent to the Merger in January 2009) existing before the Merger became continuing connected transactions of the Company (the "Pre-Merger Netcom Continuing Connected Transactions") upon completion of the Merger.

Moreover, continuing transactions existing between certain subsidiaries of the Company and Netcom Group before the Merger became new continuing connected transactions of the Company (the "Pre-Merger Unicom Continuing Transactions") upon completion of the Merger. CUCL and Netcom Group have entered into certain framework agreements to record the principles governing, and the principal terms of, the Pre-Merger Unicom Continuing Transactions.

Furthermore, the terms of the continuing connected transactions (the "Amended 2006 Continuing Connected Transactions") between the Company and Unicom Group approved on 1 December 2006 by independent shareholders of the Company were amended, effective upon completion of the Merger, pursuant to (1) an agreement (the "Second New Comprehensive Services Agreement") dated 12 August 2008 entered into between Unicom Group and Unicom A Share Company; and (2) a transfer agreement (the "New Transfer Agreement") dated 12 August 2008 entered into among Unicom A Share Company, CUCL and CNC China, under which Unicom A Share Company would cease to be a party to the Second New Comprehensive Services Agreement and CUCL and CNC China would each become a party to it in place of Unicom A Share Company. The Second New Comprehensive Services Agreement is for a term of three years. Unless CUCL and CNC China notify Unicom Group at least 60 days prior to the expiration of such agreement of their intention not to renew such agreement, such agreement shall automatically be renewed for a further period of three years. The Second New Comprehensive Services Agreement and the New Transfer Agreement were entered into to facilitate the business and operations of the enlarged group after the Merger.

The Pre-Merger Netcom Continuing Connected Transactions, the Pre-Merger Unicom Continuing Transactions and the Amended 2006 Continuing Connected Transactions, collectively, are referred to herein below as the "Post-Merger Continuing Connected Transactions".

The following Post-Merger Continuing Connected Transactions (the "Non-exempt Post-Merger Continuing Connected Transactions") and, where applicable, the relevant annual caps for each of the years ended 31 December 2008, 2009 and 2010, were approved by the Company's shareholders at a shareholders' meeting held on 16 September 2008:

(a) the Pre-Merger Netcom Continuing Connected Transactions under:

   (i) the Domestic Interconnection Settlement Agreement 2008-2010;

   (ii) the International Long Distance Voice Services Settlement Agreement 2008-2010; and

   (iii) the Engineering and Information Technology Services Agreement 2008-2010;

(b) the Pre-Merger Unicom Continuing Transactions under:

   (i) the Framework Agreement for Interconnection Settlement; and

   (ii) the Framework Agreement for Engineering and Information Technology Services; and

(c) the Amended 2006 Continuing Connected Transactions under the Second New Comprehensive Services Agreement and the New Transfer Agreement relating to the supply of telephone cards, interconnection arrangements, provision of international telecommunications network gateway, provision of operator-based value-added services, provision of value-added telecommunications services, provision of "10010/10011" customer services and provision of agency services.

The transactions set out in paragraphs (a)(i), (a)(ii), (b)(i) and (c) above are not subject to annual caps.

The Amended 2006 Continuing Connected Transactions relating to the supply of telephone cards, interconnection arrangements, provision of international telecommunications network gateway, provision of operator-based value-added services, provision of value-added telecommunications services, provision of "10010/10011" customer services and provision of agency services, together with the relevant annual caps for these transactions for each of the years ended 31 December 2008, 2009 and 2010 were approved by the Company's independent shareholders in general meeting on 16 September 2008.

Details of each of the Pre-Merger Netcom Continuing Connected Transactions, the Pre-Merger Unicom Continuing Transactions and the Amended 2006 Continuing Connected Transactions were set forth in the Company's circular issued on 15 August 2008 and are summarised below.

(A) The Pre-Merger Netcom Continuing Connected Transactions

On 12 September 2005, CNC China, China Netcom Group New Horizon Communications Corporation Limited ("New Horizon Communications") and Netcom Group entered into various continuing connected transaction agreements. On 6 November 2007, CNC China and Netcom Group entered into the following renewal agreements to extend the terms of the continuing connected transaction agreements for a term of three years commencing on 1 January 2008, namely:

(1) Domestic Interconnection Settlement Agreement 2008-2010;
(2) International Long Distance Voice Services Settlement Agreement 2008-2010;
(3) Engineering and Information Technology Services Agreement 2008-2010;
(4) Master Sharing Agreement 2008-2010;
(5) Property Leasing Agreement 2008-2010;
(6) Materials Procurement Agreement 2008-2010;
(7) Ancillary Telecommunications Services Agreement 2008-2010;
(8) Support Services Agreement 2008-2010; and
(9) Telecommunications Facilities Leasing Agreement 2008-2010.

Each of the above agreements may be renewed with the same terms for further three-year periods where CNC China notifies Netcom Group at least three months prior to the expiration of the relevant agreement of its intention to renew such agreement.

On 6 November 2007, China Netcom System Integration and Netcom Group signed the Information and Communications Technology Agreement 2008-2010 for a term of three years commencing on 1 January 2008 to replace the Information and Communications Technology Agreement previously entered into between the parties. If the parties agree, the Information and Communications Technology Agreement 2008-2010 can be renewed with the same terms for further three-year periods.

Details of the Pre-Merger Netcom Continuing Connected Transactions are summarised below:

Agreement	Nature of Transactions	Consideration and Terms
(1) *Domestic Interconnection Settlement Agreement 2008-2010*	CNC China and Netcom Group agree to interconnect their respective networks and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.	For domestic long distance voice services between Netcom Group and CNC China, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute, irrespective of whether the call terminates within or outside the network of either Netcom Group or CNC China. Such rate shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.
(2) *International Long Distance Voice Services Settlement Agreement 2008-2010*	CNC China and Netcom Group agree to interconnect their respective networks and settle the charges received in respect of international long distance voice services on a quarterly basis.	For outbound international calls, Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by Netcom Group less the amount paid to overseas telecommunications operators are shared between Netcom Group and CNC China in proportion to the estimated costs incurred by Netcom Group and CNC China in connection with the provision of outbound international long distance voice services. For inbound international calls, the revenues received by CNC China from overseas telecommunications operators (other than China Netcom and its controlled entities) less the amount paid to Netcom Group at the rate of RMB0.06 per minute (irrespective of whether the call terminates within the network of Netcom Group or within the network of other operators) are shared between Netcom Group and CNC China in proportion to the estimated costs incurred by Netcom Group and CNC China in connection with the provision of inbound international long distance voice services. The rate of RMB0.06 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.
(3) *Engineering and Information Technology Services Agreement 2008-2010*	Netcom Group agrees to provide to CNC China certain engineering and information technology-related services, including planning, surveying, design services, construction and supervision services in relation to telecommunications engineering projects and information technology services.	The charges payable for engineering and information technology-related services are determined with reference to market rates. In addition, where the value of any single item of engineering design or supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender. The charges are settled between CNC China and Netcom Group as and when the relevant services are provided. For the year ended 31 December 2008, the total service charges paid by CNC China to Netcom Group amounted to approximately RMB2.601 billion.

Agreement	Nature of Transactions	Consideration and Terms
(4) *Master Sharing Agreement 2008-2010*	Pursuant to this agreement: (a) CNC China agrees to provide various services to Netcom Group including customer relationship management services, network management services and various supporting services. CNC China also agrees to share with Netcom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, human resources and other related matters of both companies; (b) Netcom Group agrees to provide various services to CNC China including supporting services and certain other shared services, such as advertising, publicity, research and development, business hospitality, maintenance and property management Netcom Group also agrees to provide certain office space in its headquarters to CNC China for use as its principal executive office; and (c) CNC China and Netcom Group agrees to share revenues received by Netcom Group from other operators whose networks interconnect with the Internet backbone network of Netcom Group and agrees to share the monthly connection fee that Netcom Group pays to the State Internet Switching Centre.	The services set out in (a) and (b) and the revenue and fee set out in (c) are shared between CNC China and Netcom Group on an on-going basis from time to time. The aggregate costs incurred by CNC China or Netcom Group for the provision of the services set out in (a) and (b) and the revenue and fee receivable and payable by Netcom Group as referred to in (c) are apportioned between CNC China and Netcom Group according to their respective total assets value as shown in their respective financial statements on an annual basis. The total amounts received by CNC China from Netcom Group in respect of services set out in (a) and in respect of revenue set out in (c) for the year ended 31 December 2008 amounted to approximately RMB140 million. The total amounts paid by CNC China to Netcom Group in respect of services set out in (b) and in respect of the fee set out in (c) for the year ended 31 December 2008 amounted to approximately RMB563 million.
(5) *Property Leasing Agreement 2008-2010*	Pursuant to this agreement: (a) CNC China leases to Netcom Group certain properties located throughout CNC China's service regions, for use as offices and other ancillary purposes; and (b) Netcom Group leases to CNC China certain properties located throughout CNC China's service regions, for use as offices, telecommunications equipment sites and other ancillary purposes.	The charges payable by CNC China and by Netcom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such depreciation charges and taxes shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. For the year ended 31 December 2008, the rental charges that CNC China paid to Netcom Group amounted to approximately RMB643 million. For the year ended 31 December 2008 the rental charges paid by Netcom Group to CNC China amounted to approximately to RMB10 million.

Agreement	Nature of Transactions	Consideration and Terms
(6) *Materials Procurement Agreement 2008-2010*	Pursuant to this agreement: (a) CNC China may request Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment; (b) CNC China may purchase from Netcom Group certain products, including cables, modems and yellow pages telephone directories; and (c) Netcom Group agrees to provide to CNC China storage and transportation services related to the procurement and purchase of materials or equipment under the agreement.	Commission and/or charges for procurement services referred to in (a) in respect of: (i) imported materials; and (ii) domestic materials, shall not exceed the maximum rate of 1% and 3% respectively of the contract value. The price for the purchase of Netcom Group's products referred to in (b) is determined with reference to the following pricing principles and limits (the "Pricing Principles"): • the government fixed price; • where there is no government fixed price but a government guidance price exists, the government guidance price; • where there is neither a government fixed price nor a government guidance price, the market price; or • where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis. Commission charges for the storage and transportation services referred to in (c) are to be determined with reference to market rates. Payments will be made as and when the relevant equipment or products have been procured and delivered. For the year ended 31 December 2008, the total commission and/or charges paid by CNC China to Netcom Group amounted to approximately RMB512 million.
(7) *Ancillary Telecommunications Services Agreement 2008-2010*	Netcom Group agrees to provide CNC China with ancillary telecommunications services including certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers' acquisition and servicing and other customers' services.	The charges payable are determined with reference to the Pricing Principles and are settled between CNC China and Netcom Group as and when the relevant services are provided. For the year ended 31 December 2008, the total services charges paid by CNC China to Netcom Group amounted to approximately RMB558 million.

Agreement	Nature of Transactions	Consideration and Terms
(8) *Support Services Agreement 2008-2010*	Netcom Group agrees to provide CNC China with various support services, including equipment leasing (other than equipment covered under the Telecommunications Facilities Leasing Agreement 2008-2010 described below) and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employee training services and advertising services and other support services.	The charges payable are determined with reference to the Pricing Principles and are settled between CNC China and Netcom Group as and when the relevant services are provided. For the year ended 31 December 2008, the total charges paid by CNC China to Netcom Group amounted to approximately RMB461 million.
(9) *Telecommunications Facilities Leasing Agreement 2008-2010*	(a) Netcom Group agrees to leases (i) inter-provincial fiber optic cables within CNC China's service regions and (ii) certain international telecommunications resources, to CNC China; and (b) Netcom Group leases certain other telecommunications facilities required by CNC China for its operations.	The rental charges for the leasing of inter-provincial fiber optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber optic cables, resources and telecommunications facilities provided that such charges would not be higher than market rates. CNC China shall be responsible for the on-going maintenance of such inter-provincial fiber optic cables and international telecommunications resources. CNC China and Netcom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in (b). Unless otherwise agreed by CNC China and Netcom Group, such maintenance service charges would be borne by CNC China. If Netcom Group shall be responsible for maintaining any telecommunications facilities referred to in (b), CNC China shall pay to Netcom Group the relevant maintenance service charges which shall be agreed between the parties and determined on a cost-plus basis. CNC China and Netcom Group agree to settle rental charges and service charges due to Netcom Group on a quarterly basis. For the year ended 31 December 2008, the total charges paid by CNC China to Netcom Group amounted to approximately RMB306 million.

Agreement	Nature of Transactions	Consideration and Terms
(10) *Information and Communications Technology Agreement 2008-2010*	Pursuant to the agreement: (a) China Netcom System Integration (and its subsidiaries) provides information and communications technology services to Netcom Group (and its subsidiaries (other than China Netcom and its subsidiaries)), which include system integration services, software development services, operational maintenance services, consultancy services, equipment leasing-related services and product sales and distribution related services; and (b) China Netcom System Integration will also subcontract services ancillary to the provision of information and communications technology services, namely, the system installation and configuration services, to the subsidiaries and branches of Netcom Group in Netcom Group's southern service region in China.	The charges payable for the services provided are determined with reference to the following pricing principles and limits: • the government fixed price; • where there is no government fixed price but a government guidance price exists, the government guidance price; or • where there is neither a government fixed price nor a government guidance price, the market price. In relation to the charges payable for the services provided that are to be determined with reference to the market price: • if the value of any single item of system installation and configuration services provided by Netcom Group (and its subsidiaries) to China Netcom System Integration (and its subsidiaries) exceeds RMB0.3 million, the award of such services will be subject to tender; or • if the value of any single item of system integration, software development, operational maintenance, consultancy and equipment leasing-related services exceeds RMB0.5 million, or where the value of any single item of product sales and distribution related services exceeds RMB2 million, the award of such services shall be subject to tender. For the year ended 31 December 2008, the total consideration received by China Netcom System Integration (and its subsidiaries) from Netcom Group amounted to approximately RMB151 million. The total consideration paid by China Netcom System Integration (and its subsidiaries) to Netcom Group for the same period was negligible.

(B) The Pre-Merger Unicom Continuing Transactions

To record the principles governing, and the principal terms of, the Pre-Merger Unicom Continuing Transactions, on 12 August 2008, CUCL and Netcom Group entered into various framework agreements, details of which are summarised below:

Agreement	Nature of Transactions	Consideration and Terms
(1) *Framework Agreement for Interconnection Settlement*	The agreement records the principles governing, and the principal terms of, the continuing transactions between CUCL and Netcom Group whereby the parties agree to interconnect the network of Netcom Group on the one hand and that of CUCL on the other and settle charges received in respect of domestic long distance voice services within their respective service regions and international long distance voice services.	Within the local networks, when a CUCL mobile telephone customer calls a Netcom Group fixed-line customer, or when customers of the two operators make inter-network calls to various call centres, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute. When a CUCL mobile telephone user chooses to use Netcom Group's domestic or international long distance call services, or when a Netcom Group local fixed-line user chooses to use CUCL domestic or international long distance call services, the telephone operator in the location of the called party makes a settlement payment to the telephone operator in the location of the calling party at the rate of RMB0.06 per minute. For domestic long distance voice services, Internet protocol voice services from one operator to another, and for international voice services, international Internet protocol voice services from one operator to another, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute. However, for domestic long distance voice services between the parties where the calling party is unable to choose to use a third party operator, the settlement payment rate will be RMB0.34 per minute if the call is made between 0:00 and 07:00 hours and RMB0.54 per minute if the call is made between 07:00 and 23:59 hours. For calls that need to be transferred to a third party operator, the settlement rate for the transfer will be RMB0.03 per minute.

Agreement	Nature of Transactions	Consideration and Terms
(2) *Framework Agreement for Engineering and Information Technology Services*	The agreement records the principles governing, and the principal terms of, the continuing transactions between CUCL and Netcom Group relating to the provision of certain engineering and information technology-related services to CUCL by Netcom Group. These services include planning, surveying, design, construction and supervision services in relation to telecommunications engineering projects and information technology services.	The charges payable for engineering and information technology-related services are determined with reference to market rates. The award of such services is subject to the PRC Law on Invitation and Submission of Bids. The charges are settled between CUCL and Netcom Group as and when the relevant services are provided. For the year ended 31 December 2008, the total service charges paid by CUCL to Netcom Group amounted to approximately RMB2 million.
(3) *Framework Agreement for Property Leasing*	The agreement records the principles governing, and the principal terms of, the continuing transactions between CUCL and Netcom Group relating to the leasing of properties (including offices and storage facilities) by CUCL from Netcom Group.	The rental charges payable by CUCL to Netcom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such depreciation charges and taxes shall not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. For the year ended 31 December 2008, the rent paid by CUCL to Netcom Group was negligible.
(4) *Framework Agreement for Ancillary Telecommunications Services*	The agreement records the principles governing, and the principal terms of, the continuing transactions between the parties relating to the provision of ancillary telecommunications services to CUCL by Netcom Group. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisition and servicing and other customers' services.	The charges payable for the services are determined with reference to the Pricing Principles and are settled between CUCL and Netcom Group as and when the relevant services are provided. For the year ended 31 December 2008, the total services charges paid by CUCL to Netcom Group was negligible.
(5) *Framework Agreement for Support Services*	The agreement records the principles governing, and the principal terms of, the continuing transactions between CUCL and Netcom Group relating to the provision of various support services to CUCL by Netcom Group, including equipment leasing and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employee training services, advertising services and other support services.	The charges payable for the services are determined with reference to the Pricing Principles and are settled between CUCL and Netcom Group as and when the relevant services are provided. For the year ended 31 December 2008, the total support service charges paid by CUCL to Netcom Group was negligible.

Agreement	Nature of Transactions	Consideration and Terms
(6) *Framework Agreement for Telecommunications Facilities Leasing*	The agreement records the principles governing, and the principal terms of, the continuing transactions between CUCL and Netcom Group relating to the lease by Netcom Group of certain international telecommunications resources and certain other telecommunications facilities to CUCL. Pursuant to the framework agreement: (a) Netcom Group leases (i) inter-provincial fiber optic cables within CUCL service regions; and (ii) certain international telecommunications resources to CUCL; and (b) Netcom Group leases certain other telecommunications facilities required by CUCL for its operations.	The rental charges for the leasing of inter-provincial fiber optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber optic cables, resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL shall be responsible for the on-going maintenance of such inter-provincial fiber optic cables and international telecommunications resources. CUCL and Netcom Group shall determine and agree which party is to provide maintenance services to the telecommunications facilities referred to in (b). Unless otherwise agreed by CUCL and Netcom Group, such maintenance service charges would be borne by CUCL. If Netcom Group shall be responsible for maintaining any telecommunications facilities referred to in (b), CUCL shall pay to Netcom Group the relevant maintenance service charges which shall be agreed between the parties and determined on a cost-plus basis. CUCL and Netcom Group agree to settle the net rental charges and service charges due to Netcom Group on a quarterly basis. For the year ended 31 December 2008, the total charges paid by CUCL to Netcom Group for the lease of telecommunications facilities amounted to approximately RMB83 million.

(C) Amended 2006 Continuing Connected Transactions

Details of the transactions under the Second New Comprehensive Services Agreement are summarized below (including continuing businesses and discontinued businesses for year 2008):

Transaction	Nature of Transactions	Consideration and Terms
(1) *Supply of telephone cards*	Unicom Group (or its subsidiaries) agrees to provide various kinds of telephone cards for each of CUCL and CNC China's various networks.	Charges for the supply of telephone cards are based on the actual cost incurred by Unicom Group or its subsidiaries in supplying the cards together with a margin over cost to be agreed from time to time, but in any case not to exceed 20% of the cost and subject to appropriate volume discounts. Under the Second New Comprehensive Services Agreement, prices and volumes will be reviewed by the parties on an annual basis. For the year ended 31 December 2008, the total charges paid by the Group to a subsidiary of Unicom Group for the purchase of telephone cards pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB589 million.
(2) *Provision of equipment procurement services*	Unicom Group agrees to provide comprehensive procurement services to each of CUCL and CNC China through its subsidiary or subsidiaries. Unicom Group agrees to procure foreign and domestic telecommunications equipment and other materials required in the operation of each of CUCL and CNC China's various networks and to provide services on management and consultation of tenders and agency services.	Charges for services are calculated at the rate of: (a) 0.55% of the contract value of those procurement contracts up to and including US$30 million and 0.35% of the contract value of those procurement contracts over US$30 million, in the case of imported equipment; and (b) 0.25% of the contract value of those procurement contracts up to and including RMB200 million and 0.15% of the contract value of those procurement contracts over RMB200 million, in the case of domestic equipment. For the year ended 31 December 2008, the total agency fees paid by the Group to a subsidiary of Unicom Group for procurement services of domestic and international telecommunications equipment and other materials pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB20 million.

Transaction		Nature of Transactions	Consideration and Terms
(3)	*Interconnection arrangements*	CUCL, CNC China and Unicom Group agree to interconnect various telecommunications networks of each of CUCL and CNC China and various telecommunications networks of Unicom Group.	The parties agree to conduct settlement in accordance with the settlement standard stipulated in the Notice Concerning the Issue of the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian 2003 No. 454) promulgated by the Ministry of Information and Industry of China on 28 October 2003. The parties further agree that if the settlement method (and its amendment from time to time) formulated by the relevant government authorities in respect of similar settlement between the networks is more favourable to each of CUCL and CNC China when compared with the above interconnection settlement arrangements, settlement shall be conducted pursuant to the more favourable settlement method. For the year ended 31 December 2008, interconnection revenue and interconnection expense from interconnection conducted by the Unicom Group pursuant to the Second New Comprehensive Services Agreement were approximately RMB28 million and RMB2 million, respectively.
(4)	*Mutual provision of premises*	CUCL, CNC China and Unicom Group (including itself or any of its subsidiaries) agree to provide to each other premises (including premises, buildings, air conditioning, electricity, power generating equipment and other relevant auxiliary facilities) belonging to CUCL, CNC China or Unicom Group (including itself or any of its subsidiaries), or leased to CUCL, CNC China or Unicom Group (including itself or any of its subsidiaries) by third parties upon the request of any of the three parties from time to time.	Apart from cases where the premises have been leased from independent third parties, the use fees or the rental amount in each case is based on the lower of depreciation costs and market prices for similar premises in that locality. However, any of CUCL, CNC China or Unicom Group (including itself or any of its subsidiaries) may choose to charge each other market prices for premises rented to the other party or parties. In addition to the rental amount, for buildings, CUCL, CNC China or Unicom Group (including itself or any of its subsidiaries) shall pay as scheduled water and electricity tariffs, air conditioning charges and other expenses actually consumed or used, together with the property management fees for the leased buildings in accordance with such price or fee standards stipulated by the pricing authority. In cases where the premises have been leased from an independent third party, the use fees or the rental amount is the amount that is payable under the head lease. Charges for any air-conditioning and electricity are included in the rental amount. In the case of shared premises, the use fees or the rental amount is split in proportion to the respective areas occupied by the parties. For the year ended 31 December 2008, the total rental charges for premises leased by Unicom Group to the Group pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB35 million, whereas the total rental charges for premises leased by the Group to Unicom Group pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB18 million.

Transaction	Nature of Transactions	Consideration and Terms
(5) *Provision of international telecommunications network gateway*	Unicom Group agrees to provide international access to CUCL and CNC China's international long distance call services through its gateways at Shanghai, Guangzhou and Beijing. Unicom Group has undertaken not to provide international telecommunications network gateway services to other third parties.	Charges for these services are based on the costs of Unicom Group to operate and maintain the international telecommunications network gateway facilities (including depreciation) which have been included in the management accounts of Unicom Group verified and audited by local auditors, and a margin of 10% over such costs. CUCL and CNC China agree to retain all the revenue arising from the provision of international long distance call services for their own benefit. For the year ended 31 December 2008, the total charges paid by the Group to Unicom Group for the international telecommunications network gateway services pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB7 million.
(6) *Provision of operator-based value-added services*	Unicom Group (or its subsidiaries) agrees to use its operator-based network, equipment and operators to provide operator-based comprehensive value-added services to CUCL and CNC China, including, but are not limited to, "Unicom Assistant" and operator-based message services.	CUCL and CNC China shall retain 40% of the revenue generated from operator-based value-added services provided to the enlarged group's subscribers (and actually received by CUCL and CNC China) and allocate 60% of such revenue to Unicom Group for settlement, on the condition that such proportion for Unicom Group shall not be higher than the average proportion for independent operator-based value-added telecommunications content providers who provide operator-based value-added telecommunications content to the enlarged group in the same region. For the year ended 31 December 2008, the total revenue allocated by the Group to a wholly-owned subsidiary of Unicom Group in relation to the provision of operator-based value-added services pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB386 million.

Transaction	Nature of Transactions	Consideration and Terms
(7) *Provision of value-added telecommunications services*	Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL and CNC China with various types of value-added telecommunications services.	CUCL and CNC China shall retain a portion of the revenue generated from the value-added services provided to the enlarged group's subscribers (and actually received by CUCL and CNC China) and allocate a portion of such revenue to Unicom Group for settlement, on the condition that such proportion allocated to Unicom Group shall not be higher than the average proportion for independent value-added telecommunications content providers who provide value-added telecommunications content to the enlarged group in the same region. The percentage of revenue to be allocated to Unicom Group by each of CUCL and CNC China will vary depending on the types of value-added services provided to the enlarged group. For the year ended 31 December 2008, the total revenue allocated by the Group to Unicom Group in relation to value-added services for cellular subscribers pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB200 million.
(8) *Provision of "10010/10011" customer services*	Unicom Group (or its subsidiaries) agrees to provide certain customer services to CUCL and CNC China, including business inquiries, tariff inquiries, account maintenance, complaints handling, customer interview and subscriber retention.	The service fees payable by CUCL and CNC China to Unicom Group shall be calculated on the basis of the costs of the customer service plus a profit margin of not more than 10%. The costs of the customer services will be the cost per operator seat multiplied by the number of effectively operating operator seats. For the year ended 31 December 2008, the total charges paid by the Group to Unicom Group for the customer services pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB823 million.

Transaction	Nature of Transactions	Consideration and Terms
(9) *Provision of agency services*	Unicom Group (or its subsidiaries) agrees to provide subscriber development services to CUCL and CNC China by telephone or through other channels by utilising its paging network, equipment and operators.	The pricing standard for the agency fees is that the agency fees chargeable to CUCL and CNC China shall not exceed the average of agency fees chargeable by independent third party agents providing subscriber development services to CUCL and CNC China in the same region. For the year ended 31 December 2008, the total agency fees paid by the Group to Unicom Group pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB174 million.
(10) *Provision of engineering design and technical services*	Unicom Group (or its subsidiaries) agrees to provide engineering design and technical services to CUCL and CNC China based on their demands and requirements.	The pricing standard for the engineering design services shall be implemented with reference to but shall not be higher than those set out in the Standard Fees on Engineering, Exploration and Design Services promulgated and implemented by the original State Planning Commission and the Ministry of Construction of China in 2002 and other relevant national standards. In addition, such pricing standard shall not be higher than those adopted by an independent third party providing similar services in the same industry in China. The pricing standard for the technical services shall be implemented with reference to but shall not be higher than those set out in the Notice of the State Planning Commission Concerning Printing and Issuance of the Interim Provisions on the Consulting Fee for Front End Work of Construction Projects promulgated by the State Planning Commission of China in 1999 and other relevant national standards. In addition, such pricing standard shall not be higher than those adopted by an independent third party providing similar services in the same industry in China. For the year ended 31 December 2008, the total service fees paid by the Group to Unicom Group in relation to the provision of engineering design and technical services pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB290 million. For the year ended 31 December 2008, the amount paid by China Netcom and its subsidiaries to Unicom Group for engineering design and technical services was negligible.

Other continuing connected transactions

Lease of telecommunications networks by CUCL from Unicom New Horizon

On 16 December 2008, CUCL entered into the Network Lease Agreement with Unicom Group, Netcom Group and Unicom New Horizon pursuant to which Unicom New Horizon agrees to lease the telecommunications networks in the Southern China to CUCL on completion of the Acquisitions. Please refer to the subsection headed "Connected Transactions – 2. Acquisition of Certain Assets and Business, and Lease of Network from Parent Companies" above for further details on the Network Lease Agreement.

Please refer to Note 37 to the financial statements for a summary of the related party transactions entered into by the members of the Group for the year ended 31 December 2008.

The Company confirms that it has complied with the requirements of Chapter 14A of the Listing Rules in relation to all connected transactions and continuing connected transactions to which any Group member was a party during 2008.

The independent non-executive directors of the Company confirmed that all continuing connected transactions to which any Group member was a party during 2008:

(1) were entered into in the ordinary and usual course of business of the Group;

(2) were entered into either (a) on normal commercial terms, or (b) if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are no less favourable than terms available to or from (as appropriate) independent third parties; and

(3) were entered into in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of the Company's shareholders as a whole.

The Board has received a letter from the external auditor of the Company stating that all the continuing connected transactions of the Company for 2008:

(1) have received the approval of the Board;

(2) are in accordance with the pricing policy of the Group if the transactions involve provision of goods or services by the Group;

(3) have been entered into in accordance with the relevant agreements governing the connected transactions; and

(4) have not exceeded their respective upper limits, if applicable, set for the year ended 31 December 2008.

Recent Significant Developments

1. Merger of Unicom Group and Netcom Group

In January 2009, the merger (the "Parent Merger") between Unicom Group and Netcom Group became effective. As a result of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group, and all the assets, liabilities and business of Netcom Group have vested in Unicom Group. Netcom Group will be deregistered according to law.

Upon completion of the Parent Merger, Unicom Group assumed, amongst others, all continuing connected transaction agreements entered into between the Company (or its operating subsidiaries) and Netcom Group (the "Netcom Group CCTs"), and all associated rights and obligations thereunder. Due to the similar nature between (1) certain Netcom Group CCTs; and (2) certain continuing connected transactions entered into between the Company (or its operating subsidiaries) with Unicom Group and its subsidiaries (other than the Company and its subsidiaries) (the "Unicom Group CCTs"), the annual cap applicable to corresponding transactions of (1) and (2) for each of the two financial years ending 31 December 2009 and 2010 was aggregated. Such aggregated annual caps are subject to the reporting and announcement requirements, but are exempt from independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

For those Netcom Group CCTs which cannot be aggregated with any existing Unicom Group CCTs, the Company will continue to apply the existing annual caps applicable to such Netcom Group CCTs for each of the two financial years ending 31 December 2009 and 2010 as if such transactions were entered into by the Company (or its operating subsidiaries) with Unicom Group and its subsidiaries (other than the Company and its subsidiaries).

Please refer to the Company's announcements dated 16 November 2008 and 6 January 2009 for further details of the Parent Merger.

2. 3G License

On 7 January 2009, Unicom Group was granted the license to operate 3G digital cell business with WCDMA technology by the Ministry of Industry and Information Technology of the People's Republic of China (the "MIIT"). The MIIT also granted approval for Unicom Group to license CUCL to operate 3G digital cell business with WCDMA technology nationwide in China.

3. Acquisition of Certain Assets and Business, and Lease of Network from Parent Companies

The acquisition of certain assets and business from parent companies was completed on 31 January 2009, and the lease of network from parent companies became effective from 1 January 2009. Please refer to subsection headed "Connected Transactions - 2. Acquisition of Certain Assets and Business, and Lease of Network from Parent Companies" for details.

Corporate Governance Report

Report on the Company's corporate governance is set out in "Corporate Governance Report" on pages 22 to 33.

Material Legal Proceedings

For the year ended 31 December 2008, the Company had not been involved in any material litigation, arbitration or administrative proceedings. So far as the Company is aware of, no such litigation, arbitration or administrative proceedings were pending or threatened as at 31 December 2008.

Public Float

Based on publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year and as at the date of this annual report.

Donations

For the year ended 31 December 2008, the Group made charitable and other donations in an aggregate amount of approximately RMB70.82 million.

Auditor

PricewaterhouseCoopers was the auditor of the Company for the year ended 31 December 2008 and has audited the accompanying financial statements. A resolution will be submitted by the Board at the forthcoming annual general meeting of the Company to re-appoint PricewaterhouseCoopers as the Company's auditors for the year ending 31 December 2009.

By Order of the Board
Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong,
31 March 2009

Notice of

Notice is hereby given that the Annual General Meeting (the "Meeting") of China Unicom (Hong Kong) Limited (the "Company") will be held on 26 May 2009 at 3:00 p.m. at Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2008.

2. To declare a final dividend for the year ended 31 December 2008.

3. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors for the year ending 31 December 2009.

4. To re-appoint Auditors, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2009.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HKD0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorized by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "**THAT** the Directors be and are hereby authorized to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

8. "**THAT** the amendments to the rules of the Share Option Scheme, the Pre-Global Offering Share Option Scheme and the Special Purpose Unicom Share Option Scheme of the Company (the "Share Option Schemes") referred to in the circular to shareholders of the Company dated 15 April 2009 (the "Circular") and contained in the amended Share Option Schemes, a copy of each of which is available for inspection as detailed in the Circular and produced to the Meeting, be approved, ratified and confirmed, ı modifications of those amendments he Share Option Schemes as the ɜ Company may consider necessary to ınt the requirements of the Stock that the Directors of the Company be authorized to adopt the amendments to the rules of the Share Option Schemes and do all acts and things necessary to carry such amendments and modifications (if any) into effect."

9. "**THAT** the amendments to certain terms of options granted under the Share Option Schemes referred to in the Circular be approved, ratified and confirmed, subject to such modifications of those amendments to the terms of options granted under the Share Option Schemes as the Directors of the Company may consider necessary to take into account the requirements of the Stock Exchange and that the Directors of the Company be authorised to adopt the amendments to the terms of options granted under the Share Option Schemes and do all acts and things necessary to carry such amendments and modifications (if any) into effect."

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 15 April 2009

Notes:

1. Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75th Floor, The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Directors have recommended a final dividend for the year ended 31 December 2008 of RMB0.20 per share and subject to the passing of the Resolution 2 above, the dividend is expected to be paid in Hong Kong dollars on or about 18 June 2009 to those shareholders whose names appear on the Company's register of shareholders on 26 May 2009.

4. The Register of the shareholders will be closed from 22 May 2009 to 26 May 2009 (both days inclusive), during which dates no transfer of shares of the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant certificates must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:30 p.m. on 21 May 2009.

5. In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate circular from the Company to be enclosed with the 2008 annual report.

6. The votes to be taken at the Meeting will be taken by poll, the results of which will be announced after the Meeting.

Independent Auditor's Report

TO THE SHAREHOLDERS OF CHINA UNICOM (HONG KONG) LIMITED
(Formerly known as China Unicom Limited)
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Unicom (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 105 to 225 which comprise the consolidated and company balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 31 March 2009

Consolidated Balance Sheet

As at 31 December 2008
(All amounts in Renminbi ("RMB") millions)

	Note	As at 31 December 2008	2007 As restated (Note 2.2)
ASSETS			
Non-current assets			
Property, plant and equipment	6	283,912	276,110
Lease prepayments	7	7,799	8,063
Goodwill	8	2,771	3,144
Deferred income tax assets	9	5,326	2,514
Other assets	10	8,996	12,081
		308,804	301,912
Current assets			
Inventories and consumables	12	1,171	2,815
Accounts receivable, net	13	8,587	11,014
Prepayments and other current assets	14	2,427	4,314
Amounts due from ultimate holding company	37.1	15	—
Amounts due from related parties	37.1	439	502
Amounts due from domestic carriers	37.2	865	816
Proceeds receivable for the disposal of the CDMA Business	33	13,140	—
Short-term bank deposits	15	238	735
Cash and cash equivalents	16	9,238	11,979
		36,120	32,175
Total assets		344,924	334,087
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	17	2,329	1,437
Share premium	17	166,784	64,320
Reserves	18	(23,183)	76,275
Retained profits			
- Proposed final dividend	34	4,754	6,427
- Others		56,026	30,053
		206,710	178,512
Minority interest in equity		—	4
Total equity		206,710	178,516

	Note	As at 31 December 2008	2007 As restated (Note 2.2)
LIABILITIES			
Non-current liabilities			
Long-term bank loans	19	**997**	16,086
Corporate bonds	20	**7,000**	2,000
Deferred income tax liabilities	9	**16**	17
Deferred revenue		**3,383**	5,246
Amounts due to related parties	37.1	**—**	6,169
Other obligations	22	**1,599**	2,007
		12,995	31,525
Current liabilities			
Payables and accrued liabilities	23	**65,687**	49,312
Taxes payable		**11,304**	4,990
Amounts due to ultimate holding company	37.1	**—**	821
Amounts due to related parties	37.1	**2,727**	5,656
Amounts due to domestic carriers	37.2	**538**	510
Payables in relation to the disposal of the CDMA Business	37.2	**4,232**	—
Dividend payable		**149**	—
Short-term commercial paper	24	**10,000**	20,000
Short-term bank loans	25	**10,780**	11,850
Current portion of long-term bank loans	19	**1,216**	7,411
Current portion of obligations under finance leases		**—**	103
Current portion of deferred revenue		**2,200**	3,103
Current portion of other obligations	22	**3,012**	3,381
Advances from customers		**13,374**	16,909
		125,219	124,046
Total liabilities		**138,214**	155,571
Total equity and liabilities		**344,924**	334,087
Net current liabilities		**(89,099)**	(91,871)
Total assets less current liabilities		**219,705**	210,041

The notes on pages 118 to 225 are an integral part of these consolidated financial statements.

Approved by the Board of Directors on 31 March 2009 and signed on behalf of the Board by

Chang Xiaobing
Director

Tong Jilu
Director

Balance Sheet

As at 31 December 2008
(All amounts in RMB millions)

	Note	As at 31 December 2008	2007 As restated (Note 2.2)
ASSETS			
Non-current assets			
Investments in subsidiaries	11(a)	159,761	55,938
Property, plant and equipment	6	40	37
Long-term loans to subsidiaries	11(b)	—	8,729
		159,801	64,704
Current assets			
Prepayments and other current assets	14	7	12
Amounts due from a subsidiary	11(c)	3,293	2,847
Dividend receivable		5,254	2,249
Current portion of long-term loans to subsidiaries	11(b)	6,800	2,247
Short-term bank deposits	15	122	636
Cash and cash equivalents	16	330	494
		15,806	8,485
Total assets		175,607	73,189
EQUITY			
Capital and reserve attributable to equity holders of the Company			
Share capital	17	2,329	1,437
Share premium	17	166,784	64,320
Reserves	18	1,158	363
Retained profits			
- Proposed final dividend	34	4,754	2,727
- Others		329	614
Total equity		175,354	69,461

Balance Sheet

As at 31 December 2008

(All amounts in RMB millions)

	Note	As at 31 December 2008	2007 As restated (Note 2.2)
LIABILITIES			
Non-current liabilities			
Long-term bank loans	19	–	1,461
		–	1,461
Current liabilities			
Payables and accrued liabilities	23	**104**	58
Amounts due to subsidiaries	11(c)	–	18
Dividend payable	34	**149**	–
Current portion of long-term bank loans	19	–	2,191
		253	2,267
Total liabilities		**253**	3,728
Total equity and liabilities		**175,607**	73,189
Net current assets		**15,553**	6,218
Total assets less current liabilities		**173,354**	70,922

The notes on pages 118 to 225 are an integral part of this financial statement.

Approved by the Board of Directors on 31 March 2009 and signed on behalf of the Board by:

Chang Xiaobing
Director

Tong Jilu
Director

Consolidated Income Statement

For the Year Ended 31 December 2008
(All amounts in RMB millions, except per share data)

	Note	Year ended 31 December 2008	2007 As restated (Note 2.2)
Continuing operations			
Revenue	5, 26	148,906	150,687
Interconnection charges		(12,011)	(11,214)
Depreciation and amortisation		(47,678)	(47,369)
Network, operations and support expenses	28	(16,577)	(16,022)
Employee benefit expenses	31	(18,902)	(17,540)
Other operating expenses	29	(33,582)	(32,776)
Finance costs	30	(2,411)	(3,231)
Interest income		239	285
Impairment loss on property, plant and equipment	6	(11,837)	—
Realised loss on changes in fair value of derivative component of the convertible bonds	21	—	(569)
Other income - net	27	1,994	4,990
Profit from continuing operations before income tax		8,141	27,241
Income tax expenses	9	(1,801)	(7,083)
Profit from continuing operations		6,340	20,158
Discontinued operations			
Profit from discontinued operations	33	1,438	654
Gain on the disposal of discontinued operations	33	26,135	626
Profit for the year		33,913	21,438
Attributable to:			
Equity holders of the Company		33,912	21,437
Minority interest		1	1
		33,913	21,438
Proposed final dividend	34	4,754	6,427
Dividend paid during the year	34	6,231	5,885

The notes on pages 118 to 225 are an integral part of these consolidated financial statements.

(All amounts in RMB millions, except per share data)

	Note	Year ended 31 December 2008	2007 As restated (Note 2.2)
Earnings per share for profit attributable to the equity holders of the Company during the year			
Basic earnings per share (RMB)	35	**1.43**	0.93
Diluted earnings per share (RMB)	35	**1.42**	0.92
Earnings per share for profit from continuing operations attributable to the equity holders of the Company during the year			
Basic earnings per share (RMB)	35	**0.27**	0.87
Diluted earnings per share (RMB)	35	**0.27**	0.86
Earnings per share for profit from discontinued operations attributable to the equity holders of the Company during the year			
Basic earnings per share (RMB)	35	**1.16**	0.06
Diluted earnings per share (RMB)	35	**1.15**	0.06

The notes on pages 118 to 225 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes In Equity

For the Year Ended 31 December 2008

(All amounts in RMB millions)

	The Group									
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserve	Other reserve	Retained profits	Total	Minority interest	Total equity
Balance at 1 January 2007 (As previously reported)	1,344	53,223	264	272	3,019	453	21,286	79,861	3	79,864
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	–	–	–	(8)	–	–	(782)	(790)	–	(790)
Adjusted for 2008 Business Combination under common control (Note 1)	–	–	125	2,886	11,811	40,663	18,709	74,194	–	74,194
Balance at 1 January 2007 (As restated)	1,344	53,223	389	3,150	14,830	41,116	39,213	153,265	3	153,268
Effect of change of statutory income tax rate on deferred tax (Note 9(a))	–	–	–	135	–	(664)	–	(529)	–	(529)
Currency translation differences	–	–	–	–	–	(15)	–	(15)	–	(15)
Net income and expense recognised directly in equity	–	–	–	135	–	(679)	–	(544)	–	(544)
Profit for the year from continuing operations	–	–	–	–	–	–	20,158	20,158	–	20,158
Profit for the year from discontinued operations	–	–	–	–	–	–	1,279	1,279	1	1,280
Total recognised income and expense for 2007	–	–	–	135	–	(679)	21,437	20,893	1	20,894
Transfer to retained earnings in respect of depreciation differences on revalued assets	–	–	–	(2,103)	–	(104)	2,207	–	–	–
Transfer to retained earnings in respect of revaluation reserve relating to disposal of Guangdong and Shanghai Branches (Note 33)	–	–	–	(69)	–	20	49	–	–	–
Consideration for purchase of business and entity under common control (Note 1)	–	–	–	–	–	(1,179)	–	(1,179)	–	(1,179)
Distributions due to business combinations of entity and business under common control (Note 1)	–	–	–	–	–	(101)	(48)	(149)	–	(149)
Transfer of profits to other reserve due to purchase of Guizhou Business under common control (Note 1)	–	–	–	–	–	95	(95)	–	–	–
Capitalisation of retained profits	–	–	–	–	–	17,295	(17,295)	–	–	–
Transfer to statutory reserve					1,517	–	(1,517)	–	–	–
Appropriation to statutory reserve (Note 18)	–	–	–	–	1,586	–	(1,586)	–	–	–
Employee share option scheme:										
-Value of employee services	–	–	216	–	–	–	–	216	–	216
-Issuance of shares upon exercise of options (Note 32)	5	366	(89)	–	–	250	–	532	–	532
Conversion of convertible bonds	88	10,731	–	–	–	–	–	10,819	–	10,819
Dividends relating to 2006 (Note 34)	–	–	–	–	–	–	(5,885)	(5,885)	–	(5,885)
Balance at 31 December 2007 (As restated)	1,437	64,320	516	1,113	17,933	56,713	36,480	178,512	4	178,516

Consolidated Statement of Changes In Equity

For the Year Ended 31 December 2008

(All amounts in RMB millions)

	The Group									
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserve	Other reserve	Retained profits	Total	Minority interest	Total equity
Balance at 1 January 2008 (As previously reported)	1,437	64,320	363	302	3,737	(433)	27,488	97,214	4	97,218
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	–	–	–	(86)	–	–	(668)	(754)	–	(754)
Adjusted for 2008 Business Combination under common control (Note 1)	–	–	153	897	14,196	57,146	9,660	82,052	–	82,052
Balance at 1 January 2008 (As restated)	1,437	64,320	516	1,113	17,933	56,713	36,480	178,512	4	178,516
Currency translation differences	–	–	–	–	–	(29)	–	(29)	–	(29)
Net income and expense recognised directly in equity	–	–	–	–	–	(29)	–	(29)	–	(29)
Profit for the year from continuing operations	–	–	–	–	–	–	6,340	6,340	–	6,340
Profit for the year from discontinued operations	–	–	–	–	–	–	27,572	27,572	1	27,573
Total recognised income and expense for 2008	–	–	–	–	–	(29)	33,912	33,883	1	33,884
Transfer to retained earnings in respect of depreciation differences on revalued assets	–	–	–	(977)	–	(70)	1,047	–	–	–
Transfer to statutory reserve	–	–	–	–	886	–	(886)	–	–	–
Appropriation to statutory reserves (Note 18)	–	–	–	–	3,542	–	(3,542)	–	–	–
Employee share option scheme:										
-Value of employee services	–	–	96	–	–	–	–	96	–	96
-Issuance of shares upon exercise of options (Note 32)	3	252	(72)	–	–	267	–	450	–	450
Issuance of shares for 2008 Business Combination under common control (Note 1)	889	102,212	–	–	–	(103,101)	–	–	–	–
Transfer out upon the disposal of the CDMA business	–	–	–	–	–	–	–	–	(5)	(5)
Dividends relating to 2007 (Note 34)	–	–	–	–	–	–	(6,231)	(6,231)	–	(6,231)
Balance at 31 December 2008	2,329	166,784	540	136	22,361	(46,220)	60,780	206,710	–	206,710

The notes on pages 118 to 225 are an integral part of these consolidated financial statements.

Statement of Changes In Equity

For the Year Ended 31 December 2008
(All amounts in RMB millions)

	The Company				
	Share capital	Share premium	Employee share-based compensation reserve	Retained profits	Total equity
Balance at 1 January 2007 (As previously reported)	1,344	53,223	264	2,368	57,199
Effect on the adoption of IFRIC/HK(IFRIC) — Int 11(Note 2.2)	—	—	—	350	350
Balance at 1 January 2007 (As restated)	1,344	53,223	264	2,718	57,549
Profit for the year	—	—	—	2,908	2,908
Employee share option scheme:					
-Value of employee services	—	—	157	—	157
-Issuance of shares upon exercise of options (Note 32)	5	366	(58)	—	313
Conversion of convertible bonds	88	10,731	—	—	10,819
Dividends relating to 2006 (Note 34)	—	—	—	(2,285)	(2,285)
Balance at 31 December 2007 (As restated)	1,437	64,320	363	3,341	69,461
Balance at 1 January 2008 (As previously reported)	1,437	64,320	363	2,840	68,960
Effect on the adoption of IFRIC/HK(IFRIC) — Int 11(Note 2.2)	—	—	—	501	501
Balance at 1 January 2008 (As restated)	1,437	64,320	363	3,341	69,461
Issuance of shares and share options in exchange for China Netcom's shares and share options (Note 1)	889	102,212	761	—	103,862
Profit for the year	—	—	—	4,474	4,474
Employee share option scheme:					
-Value of employee services	—	—	73	—	73
-Issuance of shares upon exercise of options (Note 32)	3	252	(39)	—	216
Dividends relating to 2007 (Note 34)	—	—	—	(2,732)	(2,732)
Balance at 31 December 2008	2,329	166,784	1,158	5,083	175,354

The notes on pages 118 to 225 are an integral part of this financial statement.

Consolidated Cash Flow Statement

For the Year Ended 31 December 2008

(All amounts in RMB millions)

	Note	Year ended 31 December 2008	2007 As restated (Note 2.2)
Cash flows from operating activities			
Cash generated from operations of continuing operations	(a)	67,204	76,608
Interest received		246	287
Interest paid		(3,011)	(3,511)
Income tax paid		(7,765)	(8,128)
Net cash inflow from operating activities of continuing operations		56,674	65,256
Net cash inflow from operating activities of discontinued operations		656	1,225
Net cash inflow from operating activities		57,330	66,481
Cash flows from investing activities			
Purchase of property, plant and equipment		(47,747)	(41,798)
Proceeds from disposal of property, plant and equipment and other assets		252	145
Consideration for purchase of business and entities under common control		(5,880)	(3,139)
Decrease/(increase) in short-term bank deposits		497	(434)
Purchase of other assets		(1,612)	(2,415)
Net cash outflow from investing activities of continuing operations		(54,490)	(47,641)
Net cash inflow from investing activities of discontinued operations		29,489	3,078
Net cash outflow from investing activities		(25,001)	(44,563)

The notes on pages 118 to 225 are an integral part of these consolidated financial statements.

(All amounts in RMB millions)

	Note	Year ended 31 December 2008	2007 As restated (Note 2.2)
Cash flows from financing activities			
Proceeds from exercise of share options		450	532
Proceeds from short-term commercial paper		10,000	20,000
Proceeds from short-term bank loans		50,714	63,837
Proceeds from long-term bank loans		2,888	2,559
Proceeds from issuance of corporate bonds		5,000	2,000
Proceeds from related party loans		–	2,249
Repayment of short-term commercial paper		(20,000)	(16,646)
Repayment of short-term bank loans		(51,784)	(82,965)
Repayment of long-term bank loans		(23,832)	(13,416)
Repayment of capital element of finance lease payments		(101)	(890)
Repayment of related party loans		(2,222)	–
Payment of prior years distribution		(101)	(1,180)
Dividends paid to equity holders	34	(6,082)	(5,885)
Net cash outflow from financing activities of continuing operations		(35,070)	(29,805)
Net cash outflow from financing activities of discontinued operations		–	–
Net cash outflow from financing activities		(35,070)	(29,805)
Net cash outflow from continuing operations		(32,886)	(12,190)
Net cash inflow from discontinued operations	33	30,145	4,303
Net decrease in cash and cash equivalents		(2,741)	(7,887)
Cash and cash equivalents, beginning of year		11,979	19,866
Cash and cash equivalents, end of year	16	9,238	11,979
Analysis of the balances of cash and cash equivalents:			
Cash balances		6	8
Bank balances		9,232	11,971
		9,238	11,979

The notes on pages 118 to 225 are an integral part of these consolidated financial statements.

(All amounts in RMB millions)

(a) The reconciliation of profit from continuing operations before income tax to cash generated from operations of continuing operations is as follows:

	Year ended 31 December	
	2008	2007 As restated (Note 2.2)
Profit from continuing operations before income tax	**8,141**	27,241
Adjustments for:		
Depreciation and amortisation	**47,678**	47,369
Interest income	**(239)**	(285)
Finance costs	**2,135**	2,922
Loss on disposal of property, plant and equipment and other assets	**2**	140
Gain on non-monetary assets exchange	**(1,305)**	(386)
Share-based compensation costs	**84**	170
Provision for doubtful debts	**2,900**	2,200
Impairment loss on property, plant and equipment	**11,837**	—
Realised loss on changes in fair value of derivative component of the convertible bonds	**—**	569
Changes in working capital:		
Increase in accounts receivable	**(1,683)**	(2,400)
(Increase)/decrease in inventories	**(109)**	16
Decrease in other assets	**833**	1,619
Decrease/(increase) in prepayments and other current assets	**669**	(1,028)
Decrease/(increase) in amounts due from related parties	**63**	(24)
(Increase)/decrease in amounts due from domestic carriers	**(49)**	28
(Decrease)/increase in payables and accrued liabilities	**(991)**	2,376
Increase in advances from customers	**1,159**	407
Decrease in deferred revenue	**(2,987)**	(2,899)
Decrease in amounts due to ultimate holding company	**(735)**	(369)
Decrease in amounts due to related parties	**(995)**	(797)
Increase/(decrease) in amounts due to domestic carriers	**796**	(261)
Cash generated from operations of continuing operations	**67,204**	76,608

(All amounts in RMB millions)

(b) Major non-cash transactions:

(i) Payables to equipment suppliers for construction-in-progress during 2008 increased by approximately RMB19.7 billion (2007: approximately RMB1.3 billion).

(ii) On 20 August 2007, convertible bonds of USD1 billion outstanding as 31 December 2006 were fully converted into 899,745,075 ordinary shares of HKD0.10 each of the Company.

(iii) On 15 October 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion (equivalent to approximately HKD117.2 billion) in exchange for the entire issued share capital of China Netcom Group Corporation (Hong Kong) Limited. Please refer to Note 1 and Note 17 for details.

(iv) For the years ended 31 December 2008 and 2007, the Group replaced copper cables in some fixed-line network infrastructure with optical fibers and related equipment. Some of this replacement was done through non-monetary assets exchanges with suppliers, through which optical fibers and related equipment were received in exchange for the Group's own copper cables. The cost of the assets received was recorded at the fair value of the assets surrendered. In 2008, the net book value and fair value of copper cables surrendered were RMB805 million (2007: RMB182 million) and RMB2,110 million (2007: RMB568 million), respectively. A gain on the non-monetary assets exchange of RMB1,305 million (2007: RMB386 million) was recognised in the income statement for the year ended 31 December 2008.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. On 15 October 2008, the name of the Company was changed from "China Unicom Limited 中國聯通股份有限公司" to "China Unicom (Hong Kong) Limited 中國聯合網絡通信(香港)股份有限公司". Prior to the disposal of the CDMA cellular business to China Telecom Corporation Limited ("China Telecom") and the merger with China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") on 1 October 2008 and 15 October 2008, respectively, as described below, the principal activities of the Company are investment holding and the Company's subsidiaries were principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. Upon the merger with China Netcom, the Company's subsidiaries also provide fixed-line voice and value-added services, broadband and other Internet-related services, information communications technology services, business and data communications services and advertising and media services (hereinafter collectively referred to as the "Fixed-line business") in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the "Cellular Business". The Company and its subsidiaries are hereinafter referred to as the "Group". The address of its registered office is 75th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited ("SEHK") on 22 June 2000 and the American Depositary Shares ("ADS") of the Company were listed on the New York Stock Exchange on 21 June 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited ("Unicom BVI"). The majority of the equity interest in Unicom BVI is owned by China United Telecommunications Corporation Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation, a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). In connection with the merger between the Company and China Netcom, Unicom BVI and China Netcom Group Corporation (BVI) Limited ("Netcom BVI", the immediate holding company of China Netcom) entered into a concert party agreement on 22 September 2008, pursuant to which each of Unicom BVI and Netcom BVI will become persons acting in concert under the Hong Kong Takeovers Code in respect of their aggregate shareholding in the Company and agree, amongst others, to cooperate actively to obtain or consolidate control of the Company following completion of the merger. The directors of the Company consider Unicom Group to be the ultimate holding company of the Company.

On 15 November 2008, the Company was notified by its substantial shareholders, Unicom BVI and Netcom BVI, that their respective parent companies, namely, Unicom Group and China Network Communications Group Corporation (a state-owned enterprise established in the PRC, the parent company of Netcom BVI, hereinafter referred to as "Netcom Group"), have agreed to undertake a merger (the "Parent Merger"). On 6 January 2009, the Company was notified by its substantial shareholders that the Parent Merger, through the absorption of Netcom Group by Unicom Group has been approved by the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC") and has become effective. As a result of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group, all the assets, liabilities and business of Netcom Group including the connected transaction agreements with the Group vested in Unicom Group. Netcom Group will be deregistered and Unicom Group remains the ultimate holding company of the Company.

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

Disposal of the Group's CDMA business to China Telecom

On 2 June 2008, the Company, China United Network Communications Corporation Limited ("CUCL", formerly known as "China Unicom Corporation Limited", a wholly-owned subsidiary of the Company) and China Telecom entered into a CDMA business framework agreement ("the Framework Agreement"), which set out the terms and conditions on which the Company, CUCL and China Telecom would proceed with the CDMA business disposal whereby CUCL will sell, and China Telecom would purchase, the CDMA business operated by the Group. The CDMA business was defined in the Framework Agreement to include the CDMA mobile telecommunication operations, and its related assets (including certain jointly used CDMA base stations to be agreed between CUCL and China Telecom) and liabilities owned and operated by CUCL. Pursuant to the Framework Agreement, the consideration for the proposed CDMA business disposal was RMB43.8 billion and was payable by China Telecom to the Group in cash in three installments. The consideration was subject to a price adjustment mechanism based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008. Based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008, and as agreed by the Company and China Telecom, there was no subsequent adjustment to the consideration as a result of the price adjustment mechanism. The completion of the proposed CDMA business disposal was subject to various conditions as set forth in the Framework Agreement.

On 27 July 2008, the Company, CUCL and China Telecom further entered into a CDMA business disposal agreement ("the Disposal Agreement"). Pursuant to the Disposal Agreement , the Company and CUCL agreed to sell and China Telecom agreed to purchase: (i) the entire CDMA business, which is owned and operated by CUCL, together with the assets of CUCL which are relevant to the CDMA operations and the rights and liabilities of CUCL relating to its CDMA subscribers, immediately prior to the completion date; (ii) the entire equity interest in China Unicom (Macau) Company Limited ("Unicom Macau", a subsidiary of the Company); and (iii) 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Company Limited ("Unicom Huasheng", a subsidiary of CUCL) representing the entire equity interest in Unicom Huasheng held by CUCL (collectively referred to as the "CDMA Business"). The scope of the CDMA Business was set out in the Disposal Agreement and the detailed items were confirmed by the Company, CUCL and China Telecom in a final list of the detailed items of the CDMA Business.

An extraordinary general meeting of the shareholders of the Company at which the above Disposal Agreement was approved was held on 16 September 2008. As all of the conditions of the CDMA Business disposal as specified in the Disposal Agreement were satisfied or were deemed to have been satisfied, the CDMA Business disposal was completed on 1 October 2008 and the Group recorded a gain on disposal of approximately RMB26.1 billion for the year ended 31 December 2008. For details, please refer to Note 33.

Merger between the Company and China Netcom by way of a scheme of arrangement of China Netcom (hereinafter referred to as the "2008 Business Combination")

On 2 June 2008, the Company and China Netcom jointly announced that the Company had formally presented a share proposal, an ADS proposal, and an option proposal to the board of directors of China Netcom, and requested China Netcom's board of directors to put forward the proposals to the shareholders of China Netcom to consider a merger of the Company and China Netcom ("Proposed Merger") by way of a scheme of arrangement of China Netcom (the "Scheme") under Section 166 of the Hong Kong Companies Ordinance.

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

Merger between the Company and China Netcom by way of a scheme of arrangement of China Netcom (hereinafter referred to as the "2008 Business Combination") (Continued)

Pursuant to the aforementioned share proposal and ADS proposal, each holder of a China Netcom share or China Netcom ADS was entitled to receive 1.508 new ordinary shares or 3.016 new ADSs of the Company, respectively, for every China Netcom share and China Netcom ADS held. Under the option proposal, the Company would establish a new option plan, and each holder of China Netcom option would be entitled to receive new options of the Company to acquire the Company's shares in exchange for their outstanding China Netcom options (whether vested or not). The grant of these options would be based on a formula that valued the new options of the Company received by a holder of China Netcom options equivalent to the "see-through" price of that holder's outstanding China Netcom options.

An extraordinary general meeting of the shareholders of the Company at which the resolutions described above was approved was held on 16 September 2008 and the Scheme was sanctioned by the Hong Kong High Court on 14 October 2008. The consideration for the 2008 Business Combination was approximately HKD117.2 billion which was satisfied by the issuance of 10,102,389,377 ordinary shares of HKD0.10 each of the Company. As all of the conditions of the above proposals and the Scheme as specified in the Scheme document had been satisfied, the Scheme became effective on 15 October 2008.

Incorporation of Unicom Huakai Telecommunications Company Limited ("Unicom Huakai")

On 19 August 2008, CUCL established a wholly-owned subsidiary, Unicom Huakai, which is principally engaged in sales of handsets and telecommunications equipment and provision of technical services. The paid-in capital of Unicom Huakai is RMB500 million.

On 26 December 2008, the name of Unicom Huakai was changed to Unicom Vsens Telecommunications Company Limited.

Incorporation of China Unicom Mobile Network Company Limited ("Unicom Mobile Network")

On 31 December 2008, CUCL established a wholly-owned subsidiary, Unicom Mobile Network, which is principally engaged in construction and maintenance of the Group's network. The paid-in capital of Unicom Mobile Network is RMB500 million.

Proposed merger between CUCL and China Netcom (Group) Company Limited (a wholly-owned foreign enterprise established in the PRC, hereinafter referred to as "CNC China", a wholly-owned subsidiary of China Netcom)

On 15 October 2008, as part of the Company's integration with China Netcom, the Company entered into an agreement with three of its wholly-owned subsidiaries, namely (i) China Netcom; (ii) CUCL and (iii) CNC China, pursuant to which CUCL would merge with, and absorb, CNC China. The merged company would retain the name of China United Network Communications Corporation Limited and would remain a wholly-owned subsidiary of the Company. The merger between CUCL and CNC China became effective on 1 January 2009.

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

2007 disposal and business combination activities

- **Disposal of the fixed-line telecommunications operations in Guangdong province and Shanghai municipality branches ("Guangdong and Shanghai Branches")**

  On 15 January 2007, the Company's wholly-owned subsidiary, CNC China entered into an assets transfer agreement with Netcom Group. Pursuant to the agreement, CNC China agreed to sell its assets and liabilities in relation to its fixed-line telecommunications operations in Guangdong and Shanghai Branches in the PRC to Netcom Group for cash consideration of RMB3.5 billion. The disposal was completed on 28 February 2007 upon the approval granted from the Ministry of Industry and Information Technology ("MIIT", the former Ministry of Information Industry has been consolidated into the MIIT).

- **Purchase of assets and business of Guizhou branch of Unicom Group**

  Pursuant to an asset transfer agreement entered between CUCL and Unicom Group on 16 November 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a wholly-owned subsidiary of Unicom Group)) of Guizhou branch of Unicom Group ("Guizhou Business") at a cash consideration of RMB880 million. In addition, pursuant to the asset transfer agreement, the profit or loss of the Guizhou Business for the period from 31 December 2006 to 31 December 2007 (i.e, the effective date of the acquisition) was transferred to Unicom Group.

- **Acquisition of Beijing Telecommunications Planning and Designing Institute Corporation Limited ("Beijing Telecom P&D Institute")**

  On 5 December 2007, China Netcom Group System Integration Limited Corporation ("System Integration Corporation"), a wholly-owned subsidiary of CNC China, entered into an equity interest transfer agreement with China Netcom Group Beijing Communications Corporation ("Beijing Communications Corporation", a subsidiary of Netcom Group), pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from Beijing Communications Corporation for a total consideration of RMB299 million. The acquisition was completed on 31 December 2007.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 First-time Adoption of International Financial Reporting Standards ("IFRSs") and Statement of Compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). These financial statements also comply with HKFRSs, which are consistent with IFRSs, as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.

Although HKFRSs have been fully converged with IFRSs in all material respects since 1 January 2005, these financial statements are the first published financial statements in which the Group makes an explicit and unreserved statement of compliance with IFRSs. Therefore, in preparing these financial statements, management has given due consideration to the requirements of IFRS 1, "First-time Adoption of International Financial Reporting Standards". As the Group's financial statements for the year ended 31 December 2008 are the first annual financial statements that comply with IFRSs and HKFRSs, the Group is required to establish its IFRS accounting policies for the year ended 31 December 2008 and except for the standard described below, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 January 2007, being the beginning of the earliest period for which the Group presents full comparative information in these financial statements.

With due regard to the Group's accounting policies in previous periods and the requirements of IFRS 1, management has elected to apply the optional exemption to not apply IFRS 3 "Business Combinations" retrospectively to past business combinations that occurred prior to 1 January 2005. In addition, the Group has elected to apply IFRS 2 "Share-based Payment" to equity instruments that were granted after 7 November 2002 that vested on or after 1 January 2005. As a result, the conversion from HKFRSs to IFRSs did not result in any impact on the Group's accounts. As such, the Group makes an explicit and unreserved statement of compliance with IFRSs in the first IFRS financial statements which included amounts arising from business combinations in prior years in the comparatives. Accordingly, these financial statements continue to include a statement of compliance with HKFRSs as well as including for the first time a statement of compliance with IFRSs, without adjustment to the Group's and the Company's financial position, the Group's financial performance or cash flows either at the date of transition to IFRSs or at the end of latest period presented in accordance with HKFRSs.

The comparative amounts of the consolidated financial statements were restated in accordance with HKFRSs. For details, please refer to Note 2.2. Under IFRSs, there is no restatement as the same accounting policies are applied to the opening balance sheet and throughout all periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of property, plant and equipment (other than buildings and telecommunications equipment of the GSM business), and financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises ("CAS") issued by the Ministry of Finance, which became effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Group's IFRS/HKFRS financial statements and PRC statutory financial statements. The principal adjustments made to the PRC statutory financial statements to conform to IFRS/HKFRS include the following:

- reversal of the revaluation surplus or deficit and related depreciation and amortisation charges arising from the revaluation of assets (mainly property, plant and equipment) performed by independent valuers for the purpose of reporting to the relevant PRC government authorities prior to 1 January 2007;
- recognition of the revaluation surplus or deficit and related depreciation charges for the purpose of reporting the property, plant and equipment (other than buildings and telecommunications equipment of the GSM business) at revalued amounts under IFRS/HKFRS;
- recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;
- capitalisation of the direct costs associated with the acquisition of subsidiaries prior to 2005;
- additional capitalisation of borrowing costs prior to the adoption of CAS on 1 January 2007;
- capitalisation and amortisation of upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers prior to the adoption of CAS on 1 January 2007; and
- adjustments for deferred taxation in relation to IFRS/HKFRS adjustments.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

Discontinued Operations

On 2 June 2008, the Company, CUCL and China Telecom entered into the Framework Agreement to dispose of the assets and liabilities in relation to the CDMA business and the disposal was completed on 1 October 2008. In accordance with IFRS/HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" issued by the IASB/HKICPA ("IFRS/HKFRS 5"), the results and cash flows of the operations of the CDMA business segment of the Group have been presented as discontinued operations in the consolidated income statement and cash flow statement of the Group for the year ended 31 December 2008, and the 2007 comparative figures for the consolidated income statement and cash flow statement were also reclassified as discontinued operations accordingly. The difference between the consideration received and receivable and the book value of net assets disposed of is recorded as "Gain on the disposal of discontinued operations" in the consolidated income statement for the year ended 31 December 2008.

On 15 January 2007, CNC China entered into an assets transfer agreement with Netcom Group to dispose of the assets and liabilities in relation to the telecommunications operations of its Guangdong and Shanghai Branches in the PRC and the disposal was completed on 28 February 2007. In accordance with IFRS/HKFRS 5, the results and cash flows of the operations of the Guangdong and Shanghai Branches have been presented as discontinued operations in the consolidated income statement and cash flow statement of the Group for the year ended 31 December 2007.

For details, please refer to Note 33.

Business Combination of Entities and Business under Common Control

The merger between the Company and China Netcom is considered to be a business combination of entities under common control as their respective ultimate holding companies, namely Unicom Group and Netcom Group, are both under the common control of SASAC. Further, the 2008 Business Combination was carried out by reference to the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector dated 24 May 2008 jointly issued by MIIT, the National Development and Reform Commission("NDRC") and the Ministry of Finance of the PRC. As set out in Note 1, Unicom Group and Netcom Group had merged on 6 January 2009 following the merger between the Company and China Netcom.

The acquisition of Beijing Telecom P&D Institute in 2007 was considered to be a business combination of entities under common control of Netcom Group as Beijing Telecom P&D Institute was a wholly-owned subsidiary of Beijing Communications Corporation, which is a wholly-owned subsidiary of Netcom Group.

The acquisition of Guizhou Business in 2007 was also considered to be a business combination of entity and business under common control as the Group and Guizhou Business were both under the common control of Unicom Group.

Upon the adoption of HKFRSs in 2005 by the Group, the above transactions have been accounted for using merger accounting in accordance with the Accounting Guideline 5 "Merger Accounting for Common Control Combinations" ("AG 5") issued by the HKICPA. With regard to IFRSs, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method which is consistent with HKFRSs. The acquired assets and liabilities are stated at predecessor values, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and business acquired had always been part of the Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

Changes of Accounting Policies and Estimates

Since the 2008 Business Combination is accounted for as a business combination of entities under common control, the Group has restated all its HKFRS 2007 comparative amounts as if the merger had been completed on the earliest date of the periods being presented, i.e., 1 January 2007. In addition, to align the accounting policies of the Group and China Netcom, the Group has adopted the following changes solely to its HKFRS accounting policies:

(a) Measurement of property, plant and equipment

Pursuant to a resolution passed by the Board of Directors on 13 August 2008, the Group changed the following accounting policies for the property, plant and equipment held by the Group prior to the merger with China Netcom:

1) Buildings are stated at historical costs less accumulated depreciation and accumulated impairment losses instead of at revalued amounts;

2) Other property, plant and equipment (other than the telecommunications equipment of GSM business) are stated at revalued amounts instead of historical costs less accumulated depreciation and accumulated impairment losses.

The change in accounting policy in relation to buildings has been applied on a retrospective basis. The change in accounting policy for other property, plant and equipment (other than the telecommunications equipment of GSM business) to the revaluation basis has been treated as a revaluation occurring at the beginning of the earliest period presented in these financial statements. Accordingly, a revaluation of property, plant and equipment (other than the telecommunications equipment of GSM business) as at 1 January 2007 was performed by an independent property valuation firm, using the replacement cost or open market value approach, as appropriate.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

Changes of Accounting Policies and Estimates (Continued)

(a) Measurement of property, plant and equipment (Continued)

The impact of the changes of accounting policies for property, plant and equipment is summarised as follows:

	As at 1 January	As at 31 December		Year ended 31 December	
	2007	**2008**	2007	**2008**	2007
Continuing operations:					
Change in measurement of buildings					
Decrease in property, plant and equipment, net	(349)	**(324)**	(335)	–	–
Decrease in deferred tax liabilities	104	**73**	76	–	–
Decrease in revaluation reserve	273	**304**	301	–	–
Increase in retained profits	(28)	**(53)**	(42)	–	–
Decrease in depreciation and amortisation charge	–	**–**	–	**(11)**	(14)
Increase in deferred tax expense	–	**–**	–	**3**	–
Change in measurement of other property, plant and equipment (other than the telecommunications equipment of GSM business)					
Decrease in property, plant and equipment, net	(814)	**(504)**	(659)	–	–
Increase in deferred tax assets	269	**125**	164	–	–
Increase in revaluation reserve, net	(265)	**(135)**	(215)	–	–
Decrease in retained profits	810	**514**	710	–	–
Decrease in depreciation and amortisation charge	–	**–**	–	**(155)**	(155)
Increase in deferred tax expense	–	**–**	–	**39**	128

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

Changes of Accounting Policies and Estimates (Continued)

(a) Measurement of property, plant and equipment (Continued)

The above changes in accounting policies did not have significant impact on the earnings per share for the years ended 31 December 2008 and 2007.

(b) Subscriber points reward program

The Group has implemented a subscriber points reward program, which is a bonus points based scheme that rewards subscribers according to their service consumption, loyalty and payment history. In prior years, the Group recognised the estimated costs under the subscriber points reward program as "other operating expenses". In 2008, the Group early adopted IFRIC/HK(IFRIC)-Int 13. Upon the early adoption of IFRIC/HK(IFRIC)-Int 13, a portion of the consideration received or receivable from customers is allocated to the bonus points by reference to their fair value. The fair value of the subscriber points award is recorded as deferred revenue when the rewards are granted and recognised as revenue when the points are redeemed or expired. The deferred revenue is recognised based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date and (iii) the expected bonus points redemption rate. The adoption of IFRIC/HK(IFRIC)-Int 13 represents a change solely in HKFRS accounting policy which has been applied retrospectively so the comparatives presented have been restated to conform with the changed policy.

The impact of change of accounting policy is summarised as follows:

	As at 31 December 2008	As at 31 December 2007
Decrease in payables and accrued liabilities	(118)	(634)
Increase in deferred revenue	118	634

	Year ended 31 December 2008	Year ended 31 December 2007
Continuing operations:		
Increase/(decrease) in revenue	264	(55)
(Increase)/ decrease in expense	(264)	55
Discontinued operations:		
Increase/(decrease) in revenue	118	(23)
(Increase)/ decrease in expense	(118)	23

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

The following tables summarise the changes to the 2007 comparative financial information in connection with the disposal of the CDMA Business, 2008 Business Combination and changes of accounting policies:

	The Group					
	As previously reported	CDMA Business (discontinued operations)	2008 Business Combination	Changes of accounting policies	Eliminations	As restated
For the year ended/ as at 31 December 2007						
Results of continuing operations:						
Revenue	99,539	(31,197)	84,005	(78)	(1,582)	150,687
Profit for the year	9,301	(656)	11,472	41	–	20,158
Financial position:						
Non-current assets	132,588	–	170,078	(754)	–	301,912
Current assets	16,834	–	15,508	–	(167)	32,175
Total assets	149,422	–	185,586	(754)	(167)	334,087
Non-current liabilities	2,974	–	28,128	423	–	31,525
Current liabilities	49,231	–	75,405	(423)	(167)	124,046
Total liabilities	52,205	–	103,533	–	(167)	155,571
Net assets	97,217	–	82,053	(754)	–	178,516

	The Company		
	As previously reported	Change of accounting policy	As restated
For the year ended/ as at 31 December 2007			
Results of continuing operations:			
Profit for the year	2,757	151	2,908
Financial position:			
Non-current assets	64,203	501	64,704
Current assets	8,485	–	8,485
Total assets	72,688	501	73,189
Non-current liabilities	1,461	–	1,461
Current liabilities	2,267	–	2,267
Total liabilities	3,728	–	3,728
Net assets	68,960	501	69,461

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

Going Concern Assumption

As at 31 December 2008, the current liabilities of the Group exceeded the current assets by approximately RMB89.1 billion (31 December 2007: approximately RMB91.9 billion). Given the current global economic conditions and the Group's expected capital expenditure in the foreseeable future, management has comprehensively considered the Group's available sources of funds as follows:

- The Group's continuous net cash inflow from operating activities;
- Unutilised banking facilities of approximately RMB92.0 billion; and
- Other available sources of financing from domestic banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimise its fund raising strategy from short, medium and long-term perspectives and to seize the opportunity in the current capital market to take advantage of the low interest rates by issuing medium to long-term debts with low financing cost.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2008 have been prepared under the going concern basis.

Critical Accounting Estimates and Judgment

The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

New Accounting Standards, Amendments and Interpretations Pronouncements

The IASB has issued a number of new and revised IFRSs and interpretations that are first effective for the current accounting period commencing 1 January 2008 or are available for early adoption. The equivalent new and revised HKFRSs and interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(a) The following interpretation is early adopted by the Group

- IFRIC/HK(IFRIC) - Int 13, "Customer loyalty programmes" (effective from 1 July 2008). IFRIC/HK(IFRIC) - Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. Comparatives for 2007 have been restated upon adoption of this new interpretation. For the financial impact of the early adoption of IFRIC/HK(IFRIC) - Int 13 on the Group's financial statements, please refer to point (b) "Subscriber points reward program" under the section headed "Change of Accounting Policies and Estimate" of this Note.

(b) The following new amendment and interpretation are effective in 2008 and are relevant and are applicable to the Group's operations

- IFRIC/HK(IFRIC)-Int 11, "Group and treasury share transactions" provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. In previous years, the Company granted certain share options to its subsidiaries' employees and recognised the share-based compensation cost in accordance with the transitional provision of IFRS/HKFRS 2. Upon the adoption of IFRIC/HK(IFRIC)-Int 11, equity-settled share-based compensation plan in which the Company grants share options to subsidiaries' employees are accounted for as an increase in the value of investments in the subsidiaries in the Company's balance sheet which is eliminated on consolidation. Accordingly, the share-based compensation cost previously recognised by the Company in its unconsolidated financial statements of approximately RMB151 million for the year ended 31 December 2007 was allocated to the subsidiaries and the related business segments. The segment information for the year ended 31 December 2007 has been restated to reflect the effect of the adoption of IFRIC/HK(IFRIC)-Int 11.

- IAS/HKAS 39, "Financial instruments: Recognition and measurement", amendment on reclassification of financial assets permits reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met. The related amendment to IFRS/HKFRS 7, "Financial instruments: Disclosures", introduces disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. This amendment does not have any impact on the Group's financial statements, as the Group has not reclassified any financial assets.

(c) The following interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2008 but are not relevant to the Group's operation

- IFRIC/HK(IFRIC)-Int 12, "Service concession arrangements".

- IFRIC/HK(IFRIC)-Int 14, "The limit on a defined benefit asset, minimum funding requirements and their interaction".

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(d) Standards, amendments to standards and interpretations to existing standards have been issued but not yet effective in 2008 and have not been early adopted by the Group

- IFRS/HKFRS 2 (Amendment), "Share-based payment" (effective from 1 January 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

- IFRS/HKFRS 8, "Operating segments" (effective from 1 January 2009). The amended standard replaces IAS/HKAS 14, "Segment reporting", and aligns segment reporting with the requirements of the US standard SFAS 131, "Disclosures about segments of an enterprise and related information". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes.

- IFRS/HKFRS 3 (Revised) "Business combination" (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated income statement. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed.

- IAS/HKAS 1 (Revised), "Presentation of financial statements" (effective from 1 January 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, "non-owner changes in equity") in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. It is likely that both the consolidated income statement and statement of comprehensive income will be presented as performance statements.

- IAS/HKAS 23 (Revised), "Borrowing costs" (effective from 1 January 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(d) Standards, amendments to standards and interpretations to existing standards have been issued but not yet effective in 2008 and have not been early adopted by the Group (Continued)

- IAS/HKAS 27 (Revised) "Consolidated and separate financial statements" (effective from 1 July 2009).The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss.

- IASB's annual improvement project published in May 2008/HKICPA's improvements to HKFRS published in October 2008

  ➢ IAS/HKAS 1 (Amendment), "Presentation of financial statements" (effective from 1 January 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS/HKAS 39, "Financial instruments: Recognition and measurement" are examples of current assets and liabilities respectively.

  ➢ IAS/HKAS 19 (Amendment), "Employee benefits" (effective from 1 January 2009).

    — The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation.

    — The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation.

    — The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.

    — IAS/HKAS 37, "Provisions, contingent liabilities and contingent assets" requires contingent liabilities to be disclosed, not recognised. IAS/HKAS 19 has been amended to be consistent.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(d) Standards, amendments to standards and interpretations to existing standards have been issued but not yet effective in 2008 and have not been early adopted by the Group (Continued)

- IASB's annual improvement project published in May 2008/HKICPA's improvements to HKFRS published in October 2008 (Continued)

  - ➢ IAS/HKAS 23 (Amendment), "Borrowing costs" (effective from 1 January 2009). The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS/HKAS 39 "Financial instruments: Recognition and measurement". This eliminates the inconsistency of terms between IAS/HKAS 39 and IAS/HKAS 23.

  - ➢ IAS/HKAS 27 (Amendment), "Consolidated and separate financial statements" (effective from 1 January 2009). Where an investment in a subsidiary that is accounted for under IAS/HKAS 39, "Financial instruments: recognition and measurement", is classified as held for sale under IFRS/HKFRS 5, "Non-current assets held for sale and discontinued operations", IAS/HKAS 39 would continue to be applied.

  - ➢ IAS/HKAS 36 (Amendment), "Impairment of assets" (effective from 1 January 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made.

  - ➢ IAS/HKAS 40 (Amendment), "Investment property" (and consequential amendments to IAS/HKAS 16) (effective from 1 January 2009). Property that is under construction or development for future use as investment property is within the scope of IAS/HKAS 40. Where the fair value model is applied, such property is, therefore, measured at fair value. However, where fair value of investment property under construction is not reliably measurable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably measurable.

  - ➢ IFRS/HKFRS 5 (Amendment), "Non-current assets held for sale and discontinued operations" (and consequential amendment to IFRS/HKFRS 1, "First-time adoption") (effective from 1 July 2009). The amendment clarifies that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. A consequential amendment to IFRS/HKFRS 1 states that these amendments are applied prospectively from the date of transition to IFRS/HKFRSs.

  - ➢ There are a number of minor amendments to IFRS/HKFRS 7, "Financial instruments: Disclosures", IAS/HKAS 8, "Accounting policies, changes in accounting estimates and errors", IAS/HKAS 10, "Events after the balance sheet date", IAS/HKAS 18, "Revenue" and IAS/HKAS 34, "Interim financial reporting" which are not addressed above.

  The Group is currently evaluating the impact of adopting the above standards/interpretations on the Group's consolidated financial statements.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Upon the disposal of subsidiaries, the difference between the consideration received and receivable and the book value of net assets disposed of is recorded as gain/loss on disposal in the consolidated income statement in the year of disposal.

The Group has acquired the equity interests of certain subsidiaries prior to 2005 (refer to Note 8 for details). Prior to the adoption of HKFRSs in 2005, the Group accounted for the acquisition of subsidiaries under common control in accordance with the original HK SSAP 27 "Accounting for Group Reconstructions" ("HK SSAP 27") under the previous accounting principles generally accepted in Hong Kong and the requirement of the Hong Kong Companies Ordinance. Since the criteria for applying merger accounting under HK SSAP 27 was not satisfied, the purchase method of accounting was used to account for the acquisitions of those subsidiaries (including common control transactions) by the Group prior to 2005.

Under the purchase method of accounting, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Upon the adoption of HKFRSs in 2005, merger accounting is used by the Group to account for the business combination of entities and businesses under common control in accordance with AG 5 issued by the HKICPA. The results of operations and financial position of such entities or businesses are included in the consolidated financial statements as if the businesses were always part of the Group from the beginning of the earliest period presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

Upon the adoption of IFRSs, the Group has elected not to apply IFRS 3 "Business Combination" retrospectively to past business combination that occurred prior to 1 January 2005. In addition, the Group adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRS.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Consolidation (Continued)

(a) Subsidiaries (Continued)

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Minority interests

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of changes in equity within equity, separately from equity attributable to the equity holders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statements as an allocation of the total profit or loss for the year between minority shareholders and the equity holders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains or losses for the Group are recorded in the consolidated financial statements. Purchases from minority interests result in goodwill, being the difference of any consideration paid and the relevant share of the carrying value of the net assets of the subsidiary acquired.

2.4 Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. For details of the Group's business segments, please refer to Note 5. The Group has not presented geographical segments as the Group operates primarily in one geographical segment. This is also consistent with the Group's internal financial reporting.

Unallocated costs primarily represent corporate expenses, realised losses on changes in fair value of the derivative component of the convertible bonds and income tax expenses, whilst unallocated income represents interest income and other gains (including the tax refund on reinvestment in subsidiaries) that cannot be allocated to different operating segments. Segment assets consist primarily of property, plant and equipment, other assets, prepayments, inventories and consumables, receivables and operating cash. Segment liabilities primarily comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.5 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entities operate ("the functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity into other reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on disposal.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6 Property, Plant and Equipment

(i) Construction-in-progress

Construction-in-progress ("CIP") represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of property, plant and equipment.

(ii) Buildings

As discussed in Note 2.2, on 1 January 2007, the Group changed its accounting policy such that buildings held by the Group are stated at cost, instead of revalued amounts, less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives, which is consistent with the accounting policy of China Netcom prior to the merger as discussed in Note 1.

(iii) Other property, plant and equipment

Other property, plant and equipment comprise telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and others. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (a) the exchange transactions lacks commercial substance or (b) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

As discussed in Note 2.2, on 1 January 2007, the Group changed its accounting policy such that all other property, plant and equipment (other than the telecommunications equipment of the GSM business) held by the Group are stated at revalued amounts, instead of historical costs, less accumulated depreciation and accumulated impairment losses, which is consistent with the accounting policy of China Netcom prior to the merger as discussed in Note 1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6 Property, Plant and Equipment (Continued)

(iii) Other property, plant and equipment (Continued)

When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against any revaluation surplus on earlier valuations in respect of the same item and thereafter are debited to income statement. Any subsequent increases are credited to the income statement up to the amount previously debited. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the income statement and depreciation based on the asset's original cost is transferred from the revaluation reserve to retained profits.

Revaluations on fixed assets will be performed with sufficient regularity by independent valuers and in each of the intervening years, valuations are reviewed by management of the Group. The revalued amount is the fair value at the date of revaluation.

(iv) Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	3 - 50 years	3-5%
Telecommunications equipment of GSM business	5 - 15 years	3-5%
Telecommunications equipment of Fixed-line business	5 - 15 years	3-5%
Office furniture, fixtures, motor vehicles and others	5 - 18 years	3-5%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.10).

(v) Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of a property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognised in the income statement. When revalued assets are sold, the residual amounts included in the revaluation reserve are transferred to retained profits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2.8 Lease prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and expensed on a straight line basis over the lease period.

2.9 Other Assets

Other assets mainly represent (i) capitalised direct incremental costs for activating GSM and CDMA subscribers; (ii) installation costs of fixed-line services; (iii) customer acquisition costs; (iv) computer software; and (v) prepaid rental for premises and leased lines.

(i) Capitalised direct incremental costs for activating GSM and CDMA subscribers, including costs of SIM/UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are amortised over the expected customer service periods. The expected customer service periods are estimated based on the expected stabilised churn rates of subscribers.

(ii) The direct incremental costs associated with the installation in relation to Fixed-line business are deferred and expensed to the income statement over the expected customer relationship period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the income statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9 Other Assets (Continued)

(iii) Customer acquisition costs

(a) Customer acquisition costs under contractual CDMA subscriber packages represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Such customer acquisition costs, to the extent recoverable, are amortised over the contractual period (not exceeding 2 years) during which the minimum contract revenue is expected to flow to the Group. Customer acquisition costs of contractual CDMA subscribers are included in "prepayment and other current assets" when the customer contract is within 1 year of expiry, whereas they are recorded as "other assets" when the unexpired contract period is over 1 year.

(b) When certain bifurcation conditions as mentioned in Note 2.21 (a) of Personal Handy-phone System ("PHS") bundled service contracts are met, revenue attributable to handsets given to customers under bundled service contracts is recognised separately in the income statement of the period the contracts are entered into. The cost of these handsets is expensed immediately to the income statement in the same period. When any one of the bifurcation conditions is not met, the costs of handsets given to customers under bundled service contracts are deferred as subscriber acquisition costs, to the extent recoverable, as they meet the definition and criteria for an asset and expensed to the income statement on a systematic basis over the customer service contract period.

(iv) Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives on a straight-line basis.

(v) Long-term prepaid rental for premises and leased lines are amortised using a straight-line method over the lease period.

2.10 Impairment of Non-Financial Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each balance sheet date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset's fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered from impairment are reviewed for possible reversal of the impairment at each reporting date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11 Inventories and Consumables

Inventories, which primarily comprise handsets, SIM cards, UIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Consumables consist of materials and supplies used in maintaining the Group's telecommunication network and are charged to the income statement when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.12 Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets' carrying amount and the present value of estimated future cash flows which is discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of a provision account, and the amount of the loss is recognised in the income statement. When a receivable is proven to be uncollectible with sufficient evidence, it is written off against the provision account for receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

2.13 Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.14 Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15 Convertible Bonds

As the functional currency of the Group is RMB, the conversion of the convertible bonds denominated in Hong Kong Dollars would not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company's shares. In accordance with the requirements of IAS/HKAS 39, "Financial Instruments - Recognition and Measurement", the convertible bond contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds.

On the issue of the convertible bonds, the fair value of the embedded conversion option was calculated using the Binomial model. The derivative component, the embedded conversion option, was carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurred. The remainder of the proceeds was allocated to the debt element of the bonds, net of transaction costs, and was recorded as the liability component. The liability component was subsequently carried at amortised cost until extinguished on conversion or redemption. Interest expense was calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date.

If the convertible bonds were converted, the carrying amounts of the derivative and liability components were transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds were redeemed, any difference between the amount paid and the carrying amounts of both components was recognised in the income statement.

2.16 Deferred Revenue, Advances from Customers and Subscriber Points Reward Program

(a) Deferred revenue

Deferred revenue mainly represents upfront non-refundable revenue, including connection fees, installation fees and receipts from the activation of SIM/UIM cards relating to the GSM and CDMA businesses, which are deferred and recognised over the expected customer service period.

(b) Advances from customers

Advances from customers are amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognised as revenues upon the rendering of services.

(c) Subscriber points reward program

The fair value of providing telecommunications services and the subscriber points reward are allocated based on their relative fair values. A portion of revenue equal to the fair value of the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognised as revenue when the points are redeemed or expired. The deferred revenue is recognised based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.18 Employee Benefits

(a) Retirement benefits

The Group participates in defined contribution pension schemes. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available.

(b) Early retirement benefits

Early retirement benefits are recognised as expenses when the Group reaches agreement with the relevant employees for early retirement.

(c) Housing benefits

One-off cash housing subsidies paid to the PRC employees are charged to the income statement in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

The Group's contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.18 Employee Benefits (Continued)

(d) Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted excluding the impact of any non-market vesting conditions (for example, revenue and profit targets). However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognises the impact of the revision of original estimates, if any, in the income statement of the period in which the revision occurs, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the share options are exercised. The corresponding employee share-based compensation reserve is transferred to share premium.

In connection with the 2008 Business Combination (Note 1), the exchange of China Netcom's options to the Company's options was accounted for as a modification in accordance with IFRS/HKFRS 2 "Share-based Payment" issued by the IASB/HKICPA ("IFRS/HKFRS 2"). The incremental fair value of the exchanged options measured before and after the modification is to be recognised as follows:

- For vested options, the incremental share-based compensation costs are recognised in the income statement immediately;
- For non-vested options, the incremental share-based compensation costs are recognised in the income statement over the remaining vesting period.

2.19 Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.20 Discontinued Operations

A discontinued operation is a component of the Group that may be a major line of business or geographical area of operations that has been disposed of or is held for sale. The results and cash flows of that component are separately reported as "discontinued operations" in the income statement and cash flow statement, respectively. The difference between the consideration received and receivable and the book value of net assets disposed of is recorded as gain/loss on disposal in the consolidated income statement in the year of disposal. The comparative income statement and cash flow statement are also reclassified as "discontinued operations". The assets and liabilities of such component classified as "discontinued operations" or "held for sale" is presented separately in assets and liabilities, respectively, of the consolidated balance sheet, from the date it is first determined to be discontinued operations or assets/liabilities held for sale, and are de-recognised upon the completion of the disposal.

2.21 Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the services and sales of goods or telecommunications products in the ordinary course of the Group's activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration of the type of customer, the type of transaction and the specifics of each arrangement.

(a) Sales of services and goods

- Usage fees and monthly fees are recognised when the service are rendered;
- Revenues from the provision of broadband and other Internet-related services and managed data services are recognised when the services are provided to customers;
- Revenue from telephone cards, which represents service fees received from customers for telephone services, is recognised when the related service is rendered upon actual usage of the telephone cards by customers;
- Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognised on a straight-line basis over the lease term;
- Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalized ring, CDMA 1X wireless data services, caller number display and secretarial services to subscribers, is recognised when service is rendered;
- Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognised when title has been passed to the buyers;

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21 Revenue Recognition (Continued)

(a) Sales of services and goods (Continued)

- For CDMA promotional packages where CDMA handsets are provided to subscribers for their use during a specified contract period (Note 4.2(a)), since the commercial substance of the transaction is to develop new contractual subscribers by offering handsets, the two elements of CDMA cellular services and handsets are considered as a linked transaction. Service revenues from such promotional packages are recognised based upon the actual usage of cellular services at the tariff set out in the contracts.

- Certain PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset. When all of the following criteria are met, PHS handsets and related services are separately recognised as revenues according to their relative fair values. When any one of the following criteria is not met, total revenues from PHS bundled service contracts are recognised on a systematic basis to match the shorter of the pattern of usage of the PHS services by customers and the minimum non-cancellable contractual period.

  (i) PHS handsets and related services have value on a stand-alone basis;

  (ii) Reliable estimate for fair value of PHS handsets and related services exists; and

  (iii) In arrangements that include a general right of refund for the delivered item, performance of the undelivered item is considered probable and substantially in the Group's control.

- Revenue from information communications technology services are recognised when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, services revenue should be recognised only to the extent of recoverable costs incurred, and costs should be recognised as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognised as current expenses immediately and services revenue should not be recognised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21 Revenue Recognition (Continued)

(b) Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method.

(c) Dividend income

Dividend income is recognised when the right to receive payment is established.

2.22 Leases (as the lessee)

(a) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the income statement on a straight-line basis over the period of the lease.

(b) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the liability balance outstanding. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.23 Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

2.24 Taxation

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

(b) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.25 Government Grants

Government grants are recognised at their fair values where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Grants relating to assets are included in non-current liabilities, which are credited to the income statement on a straight-line basis over the expected lives of the related assets. Grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

2.26 Dividend Distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.27 Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

2.28 Earnings per Share and per American Depositary Share ("ADS")

Basic earnings per share is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted earnings per ADS are computed by multiplying earnings per share by 10, which is the number of shares represented by each ADS.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and fair value interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department at its headquarters, following the overall direction determined by the Board of Directors. The Group's finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(a) Market risk

(i) Foreign exchange risk

The Group's major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars and HK dollars. Exchange risk exists with respect to the repayment of indebtedness to foreign lenders and payables to equipment suppliers and contractors.

The Group's finance department at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies to minimise the exposure to the Group. From time to time, the Group may enter into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the year, the Group and the Company had not entered into any forward exchange contracts or currency swap contracts.

As at 31 December 2008 and 2007, the Group had cash and cash equivalents and short-term bank deposits denominated in foreign currencies amounting to RMB1,315 million and RMB1,673 million, respectively (Note 36). As at 31 December 2008 and 2007, the Group had bank borrowings denominated in foreign currencies amounting to RMB1,099 million and RMB4,898 million, respectively (Note 19).

As at 31 December 2008, if the RMB had strengthened/weakened by 10% against the foreign currencies, primarily with respect to US dollars and HK dollars, while all other variables are held constant, the Group would have recognised additional exchange loss/gain of approximately RMB22 million (2007: exchange gain/loss approximately RMB323 million) for foreign currencies denominated cash and cash equivalents, short-term bank deposits and bank loans.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(a) Market risk (Continued)

(ii) Cash flow and fair value interest rate risk

The Group's interest-bearing assets are mainly represented by bank deposits, management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group's interest rate risk arises from interest bearing borrowings including bank loans, corporate bonds and short-term commercial paper. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2008 and 2007, the Group's borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group's outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group's financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements designed to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2008 and 2007.

As at 31 December 2008, the Group had approximately RMB28,879 million (2007: approximately RMB35,296 million) of bank loans, corporate bonds and short-term commercial paper at fixed rates and approximately RMB1,114 million (2007: approximately RMB22,051 million) of bank loans at floating rates.

For the year ended 31 December 2008, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses would have increased/ decreased by approximately RMB125 million (2007: approximately RMB131 million).

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks by the Group as at 31 December 2008 and 2007:

	2008	2007 (As restated)
Short-term bank deposits		
State-owned banks	238	619
Other banks	—	116
	238	735
Cash and cash equivalents		
State-owned banks	8,672	11,484
Other banks	566	495
	9,238	11,979

The Group expects that there is no significant credit risk associated with the bank deposits and cash and cash equivalents since the state-owned banks have support from the government and other banks are medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group's credit exposure is mainly represented by the fair value of accounts receivable for services. The Group has policies to limit the credit exposure on accounts receivable for services. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing. The utilisation of credit limits and the settlement pattern of the customers are regularly monitored by the Group.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(c) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds through short-term bank loans, short-term commercial paper and the issuance of bonds. Due to the dynamic nature of the underlying businesses, the Group's finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilising different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorised by time period from the balance sheet date to the contractual maturity date.

The Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2008				
Long-term bank loans	1,299	108	315	635
Corporate bonds	355	355	6,064	2,360
Other obligations	510	394	1,034	866
Payables and accrued liabilities	63,605	—	—	—
Amounts due to related parties	2,727	—	—	—
Amounts due to domestic carriers	538	—	—	—
Payables in relation to the disposal of the CDMA Business	4,232	—	—	—
Short-term commercial paper	10,447	—	—	—
Short-term bank loans	11,013	—	—	—
	94,726	857	7,413	3,861
At 31 December 2007 (As restated)				
Long-term bank loans	8,665	10,353	3,823	2,840
Corporate bonds	90	90	270	2,450
Other obligations	525	458	1,243	1,051
Payables and accrued liabilities	46,486	—	—	—
Amounts due to related parties	6,015	2,214	4,337	—
Amounts due to domestic carriers	510	—	—	—
Short-term commercial paper	20,629	—	—	—
Short-term bank loans	12,134	—	—	—
	95,054	13,115	9,673	6,341

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(c) Liquidity risk (Continued)

The Company	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2008				
Long-term bank loans	–	–	–	–
At 31 December 2007				
Long-term bank loans	2,353	74	1,521	–

Regarding the Group's going concern basis of assumption for the preparation of its financial statements, please refer the details to Note 2.2.

3.2 Capital risk management

The Group's objectives when managing capital are:

- To safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.
- To support the Group's stability and growth.
- To provide capital for the purpose of strengthening the Group's risk management capability.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest bearing debts plus minority interest over interest bearing debts plus total equity. Interest bearing debts represent short-term commercial paper, short-term bank loans, long-term bank loans, amounts due to related parties and corporate bonds, as shown in the consolidated balance sheet. Total equity represents capital and reserves attributable to the Company's equity holders plus minority interest as shown in the consolidated balance sheet.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.2 Capital risk management (Continued)

The Group's debt-to-capitalisation ratios at 31 December 2008 and 2007 are as follows:

	2008	2007 (As restated)
Interest bearing debts:		
- Short-term commercial paper	10,000	20,000
- Short-term bank loans	10,780	11,850
- Current portion of long-term bank loans	1,216	7,411
- Long-term bank loans	997	16,086
- Corporate bonds	7,000	2,000
- Amounts due to related parties	—	8,129
	29,993	65,476
Minority interest	—	4
Interest bearing debts plus minority interest	29,993	65,480
Total equity:		
- Capital and reserves attributable to equity holders of the Company	206,710	178,512
- Minority interest	—	4
	206,710	178,516
Interest bearing debts plus total equity	236,703	243,996
Debt-to-capitalisation ratio	12.7%	26.8%

The decrease in debt-to-capitalisation ratio during 2008 resulted primarily from the repayment of short-term commercial paper and long-term bank loans by utilising the proceeds from the sale of the CDMA Business by the Group and the issuance of new shares in connection with the merger with China Netcom.

3.3 Fair value estimation

The estimate of fair value of the Company's options is determined by using valuation techniques. The Group selects an appropriate valuation method and makes assumptions with reference to market conditions existing at each valuation date.

The fair value of financial instruments that are actively traded is based on the market price as at balance sheet date. The carrying value of trade receivables (net of impairment provision) and payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Depreciation on property, plant and equipment

Depreciation on the Group's property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

(b) Revaluation of property, plant and equipment

Property, plant and equipment other than buildings and telecommunications equipment of the GSM business (Note 2.6 (iii)) is carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment. Such equipment was revalued on a replacement cost or open market value approach, as appropriate, by an independent valuer. If the revalued amounts differ significantly from the carrying amounts of the equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the equipment. This will have an impact on the Group's future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged to the income statement and thereafter are charged to equity. In addition, the depreciation expenses in future periods will change as the carrying amounts of such equipment change as a result of the revaluation.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.1 Critical accounting estimates and assumptions (Continued)

(c) Impairment of non-current assets

The Group tests whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.10. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management's assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-current assets and the Group's results would be significantly affected. Such impairment losses are recognised in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.

For the year ended 31 December 2008, the Group recognised RMB11,837 million (2007: Nil) of impairment loss on property, plant and equipment in relation to the PHS services. 1% increase in the discount rate used would result in an increase in impairment loss of approximately RMB11 million. For details, please refer to Note 6.

(d) Provision for doubtful debts

Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. The Group evaluates specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. The Group records a provision based on its best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as at each reporting date, the Group makes a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. The Group makes such estimates based on its past experience, historical collection patterns, subscribers' creditworthiness and collection trends. For general subscribers, the Group makes a full provision for receivables aged over 3 months, which is consistent with its credit policy with respect to the relevant subscribers.

The Group's estimates described above are based on past experience, subscribers' creditworthiness and collection trends. If circumstances change (e.g. due to factors including developments in the Group's business and the external market environment), the Group may need to re-evaluate its policies on doubtful debts, and make additional provisions in the future.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.1 Critical accounting estimates and assumptions (Continued)

(e) Income tax and deferred taxation

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred tax assets, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to impairment loss and revaluation deficit on property, plant and equipment, provision for doubtful debts, deferred revenue and accruals of expenses not yet deductible for tax purpose. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB5,326 million as at 31 December 2008 (2007: approximately RMB2,514 million). Deferred tax assets are recognised based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact the Group's results or financial position.

(f) Equity-settled share options

On 15 October 2008, the Company granted share options under the Special Purpose Share Option Scheme. The fair value of this option which is not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select an appropriate valuation method and makes assumptions that are mainly based on market conditions existing at the grant date. The valuation model requires the input of subjective assumptions, including the volatility of share price, dividend yield and expected option life. Changes in subjective input assumptions can materially affect the fair value estimate. For details, please refer to Note 32.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.2 Critical judgments in applying the Group's accounting policies

Recognition of upfront non-refundable revenue and direct incremental costs

(a) Mobile telecommunications services

The Group defers and amortises upfront non-refundable revenue, including connection fees and activation fees of SIM cards or UIM cards from cellular subscribers over the expected customer service period. Accordingly, the related direct incremental costs of acquiring and activating GSM and CDMA subscribers, including costs of SIM or UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are also capitalised and amortised over the same expected customer service period. The Group only capitalised costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the income statement immediately. The weighted average customer service period of Cellular Business based on current estimation after considering the prevailing market environment is approximately 3 years (2007: approximately 3 years).

The expected customer service period for the Cellular Business is estimated based on the expected stabilised churn rates of subscribers after taking into consideration factors such as customer retention experience, the expected level of competition, the risk of technological or functional obsolescence of our services and the current regulatory environment. If the estimate of the expected stabilised churn rate changes for future periods as a result of unexpected changes in competition environment, telecommunications technology or regulatory environment, the amount and timing of recognition of these deferred direct incremental costs and deferred revenue would also be changed.

(b) Fixed-line telecommunications services

The Group defers the recognition of upfront customer connection and installation fees and amortises them over the expected customer relationship period of 10 years. The related direct incremental installation costs are deferred and amortised over the same expected customer relationship period of 10 years, except when the direct incremental costs exceed the corresponding installation fees, the excess amounts are immediately written off as an expense to the income statement.

The Group estimates the expected customer relationship period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group's services, technological innovation, and the expected changes in the regulatory and social environment. If the Group's estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues may change for future periods.

5. SEGMENT INFORMATION

Upon the completion of the merger between the Company and China Netcom on 15 October 2008, the Group's business has become more diversified and management has reassessed the segment information presentation for the year ended 31 December 2008. The Group revised its basis of reporting to the chief operating decision maker by combining the data and Internet business and long distance business previously separately reported together with the Fixed-line business to better reflect its business segment results based on the underlying risk and rewards of the businesses. Accordingly, the comparative figures have been restated to conform with the current year's presentation.

The Group's continuing operations comprise two business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Group are classified as follows:

Continuing operations:

- GSM business - the provision of GSM telephone and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;
- Fixed-line business - the provision of fixed-line telecommunications and related services in Liaoning, Jilin, Heilongjiang, Shandong, Shanxi, Henan and Hebei provinces, Neimenggu autonomous region, Tianjin and Beijing municipalities; and the provision of domestic and international data and Internet related services and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China previously separately reported by the Group.

Discontinued operations:

- CDMA business - the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon;
- Fixed-line business - the provision of fixed-line telecommunications and related services in Guangdong and Shanghai Branches.

The Group's primary measure of segment results is based on segment profit or loss before income tax. Unallocated costs primarily represent corporate expenses, realised loss on changes in fair value of derivative component of the convertible bonds and income tax expense whilst unallocated income represents interest income and other income (including the tax refund on reinvestment in subsidiaries), which cannot be identified to different operating segments.

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

5.1 Business Segments

	2008						
	Continuing operations					Discontinued operations (Up to effective date of disposal)	
	GSM business	Fixed-line business	Unallocated amounts	Elimination	Total continuing operations	CDMA business	Total
Service revenue	64,704	82,548	–		147,252	19,077	166,329
Sales of telecommunications products	550	1,104	–		1,654	3,253	4,907
Total revenue from external customers	65,254	83,652	–		148,906	22,330	171,236
Intersegment revenue	157	3,314	–	(3,471)	–	–	–
Total revenue	65,411	86,966	–	(3,471)	148,906	22,330	171,236
Interconnection charges	(10,753)	(4,603)	–	3,345	(12,011)	(1,692)	(13,703)
Depreciation and amortisation	(18,786)	(28,892)	–		(47,678)	(411)	(48,089)
Network, operations and support expenses	(6,658)	(10,038)	–	119	(16,577)	(7,780)	(24,357)
Employee benefit expenses	(5,137)	(13,718)	(47)		(18,902)	(1,600)	(20,502)
Other operating expenses	(15,976)	(17,272)	(341)	7	(33,582)	(8,966)	(42,548)
Financial income/(costs)	175	(2,632)	(668)	714	(2,411)	(6)	(2,417)
Interest income	309	105	539	(714)	239	10	249
Impairment loss on property, plant and equipment	–	(11,837)	–		(11,837)	–	(11,837)
Other income - net	110	1,884	–		1,994	22	2,016
Segment profit/(loss) before income tax	8,695	(37)	(517)		8,141	1,907	10,048
Income tax expenses					(1,801)	(469)	(2,270)
Gain on the disposal of the CDMA business					–	26,135	26,135
Profit for the year					6,340	27,573	33,913
Attributable to:							
Equity holders of the Company					6,340	27,572	33,912
Minority interest					–	1	1
					6,340	27,573	33,913
Other information:							
Provision for doubtful debts	(1,371)	(1,529)	–	–	(2,900)	(383)	(3,283)
Capital expenditures for segment assets (a)	33,852	26,957	9,676	–	70,485	–	70,485

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

5.1 Business Segments (Continued)

2007
(As restated)

	Continuing operations					Discontinued operations (Up to effective date of disposal)			
	GSM business	Fixed-line business	Unallocated amounts	Elimination	Total continuing operations	CDMA business	Fixed-line business - Guangdong and Shanghai Branches	Total discontinued operations	Total
Service revenue	62,547	87,200	–		149,747	26,309	615	26,924	176,671
Sales of telecommunications products	12	928	–		940	4,888	–	4,888	5,828
Total revenue from external customers	62,559	88,128	–		150,687	31,197	615	31,812	182,499
Intersegment revenue	173	3,724	–	(3,897)	–	–	–	–	–
Total revenue	62,732	91,852	–	(3,897)	150,687	31,197	615	31,812	182,499
Interconnection charges	(10,022)	(5,032)	–	3,840	(11,214)	(2,164)	(151)	(2,315)	(13,529)
Depreciation and amortisation	(19,044)	(28,325)	–		(47,369)	(632)	(141)	(773)	(48,142)
Network, operations and support expenses	(6,256)	(9,820)	–	54	(16,022)	(10,203)	(91)	(10,294)	(26,316)
Employee benefit expenses	(4,499)	(12,996)	(45)		(17,540)	(1,823)	(57)	(1,880)	(19,420)
Other operating expenses	(14,132)	(18,619)	(28)	3	(32,776)	(15,227)	(154)	(15,381)	(48,157)
Financial income/(costs)	134	(3,297)	(724)	656	(3,231)	(15)	(26)	(41)	(3,272)
Interest income	107	136	698	(656)	285	15	–	15	300
Realised loss on changes in fair value of derivative component of the convertible bonds	–	–	(569)		(569)	–	–	–	(569)
Other income - net	132	2,077	2,781		4,990	7	2	9	4,999
Segment profit/(loss) before income tax	9,152	15,976	2,113		27,241	1,155	(3)	1,152	28,393
Income tax expenses					(7,083)			(498)	(7,581)
Gain on the disposal of Guangdong and Shanghai Branches					–			626	626
Profit for the year					20,158			1,280	21,438
Attributable to:									
Equity holders of the Company					20,158			1,279	21,437
Minority interest					–			1	1
					20,158			1,280	21,438
Other information:									
(Provision)/reversal for doubtful debts	(1,258)	(942)	–	–	(2,200)	(395)	17	(378)	(2,578)
Capital expenditures for segment assets (a)	16,332	20,040	9,587	–	45,959	–	443	443	46,402

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

5.1 Business Segments (Continued)

	31 December 2008					
	GSM business	**CDMA business**	**Fixed-line business**	**Unallocated amounts**	**Elimination**	**Total**
Total segment assets	168,782	—	202,645	16,329	(42,832)	344,924
Total segment liabilities	82,027	—	98,699	320	(42,832)	138,214

	31 December 2007 (As restated)					
	GSM business	CDMA business	Fixed-line business	Unallocated Amounts	Elimination	Total
Total segment assets	112,657	9,885	210,649	17,234	(16,338)	334,087
Total segment liabilities	49,118	9,101	109,891	3,799	(16,338)	155,571

(a) Capital expenditures classified under "Unallocated amounts" represent capital expenditures on common facilities, which benefit all business segments.

5.2 Geographical Segments

The customers of the Group's services are mainly in Mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue of the Group.

In addition, although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group's non-current assets (including property, plant and equipment and other assets) are situated in Mainland China, as the Group's principal activities are conducted in Mainland China. For 2008 and 2007, substantially all capital expenditures incurred by the Group were to acquire assets located in Mainland China and less than 10% of the Group's assets and operations are located outside Mainland China. Accordingly, no geographical segment information is presented.

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the years ended 31 December 2007 and 2008 are as follows:

	The Group						
	2007 (As restated)						
	Buildings	Tele-communications equipment of GSM business	Tele-communications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction -in-progress	Total
Cost or valuation:							
Beginning of year (As previously reported)	14,804	134,810	34,002	9,675	1,388	13,670	208,349
2008 Business combination under common control (Note 1)	27,545	–	289,263	18,899	166	6,335	342,208
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	(377)	–	(3,985)	–	–	–	(4,362)
Beginning of year (As restated)	41,972	134,810	319,280	28,574	1,554	20,005	546,195
Additions	221	154	849	1,089	8	42,880	45,201
Transfer from CIP	2,422	18,793	17,356	3,777	437	(42,785)	–
Disposal of discontinued operations	(413)	–	(7,635)	(344)	(137)	(1,134)	(9,663)
Disposals	(108)	(2,097)	(2,139)	(678)	(205)	–	(5,227)
End of year (As restated)	44,094	151,660	327,711	32,418	1,657	18,966	576,506
Representing:							
At cost	44,094	151,660	–	–	–	18,966	214,720
At valuation	–	–	327,711	32,418	1,657	–	361,786
	44,094	151,660	327,711	32,418	1,657	18,966	576,506
Accumulated depreciation and impairment:							
Beginning of year (As previously reported)	(3,568)	(71,725)	(14,413)	(5,032)	(802)	(14)	(95,554)
2008 Business combination under common control (Note 1)	(7,081)	–	(151,127)	(9,446)	(78)	–	(167,732)
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	28	–	3,171	–	–	–	3,199
Beginning of year (As restated)	(10,621)	(71,725)	(162,369)	(14,478)	(880)	(14)	(260,087)
Charge for the year	(1,326)	(15,684)	(26,001)	(3,695)	(292)	(10)	(47,008)
Impairment loss for the year	–	–	–	–	–	–	–
Disposal of discontinued operations	60	–	1,867	137	74	–	2,138
Disposals	78	1,963	1,702	613	205	–	4,561
End of year (As restated)	(11,809)	(85,446)	(184,801)	(17,423)	(893)	(24)	(300,396)
Net book value:							
End of year (As restated)	32,285	66,214	142,910	14,995	764	18,942	276,110
Beginning of year (As restated)	31,351	63,085	156,911	14,096	674	19,991	286,108

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

	The Group						
	2008						
	Buildings	Tele-communications equipment of GSM business	Tele-communications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction -in-progress	Total
Cost or valuation:							
Beginning of year (As previously reported)	16,361	151,660	35,481	10,984	1,612	14,966	231,064
2008 Business combination under common control (Note 1)	28,110	–	296,215	21,434	45	4,000	349,804
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	(377)	–	(3,985)	–	–	–	(4,362)
Beginning of year (As restated)	44,094	151,660	327,711	32,418	1,657	18,966	576,506
Additions	200	194	1,272	1,067	7	67,745	70,485
Transfer from CIP	2,039	17,931	21,797	3,788	350	(45,905)	–
Disposal of discontinued operations	(1,077)	(3,469)	–	(284)	(6)	(23)	(4,859)
Disposals	(306)	(3,037)	(5,637)	(903)	(381)	–	(10,264)
End of year	44,950	163,279	345,143	36,086	1,627	40,783	631,868
Representing:							
At cost	44,950	163,279	–	–	–	40,783	249,012
At valuation	–	–	345,143	36,086	1,627	–	382,856
	44,950	163,279	345,143	36,086	1,627	40,783	631,868
Accumulated depreciation and impairment:							
Beginning of year (As previously reported)	(3,827)	(85,446)	(18,230)	(6,505)	(878)	(14)	(114,900)
2008 Business combination under common control (Note 1)	(8,024)	–	(169,897)	(10,918)	(15)	(10)	(188,864)
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	42	–	3,326	–	–	–	3,368
Beginning of year (As restated)	(11,809)	(85,446)	(184,801)	(17,423)	(893)	(24)	(300,396)
Charge for the year	(1,612)	(15,110)	(25,589)	(4,202)	(269)	(9)	(46,791)
Impairment loss for the year	–	–	(11,825)	–	–	(12)	(11,837)
Disposal of discontinued operations	190	1,546	–	126	–	–	1,862
Disposals	212	3,068	4,733	831	349	13	9,206
End of year	(13,019)	(95,942)	(217,482)	(20,668)	(813)	(32)	(347,956)
Net book value:							
End of year	31,931	67,337	127,661	15,418	814	40,751	283,912
Beginning of year (As restated)	32,285	66,214	142,910	14,995	764	18,942	276,110

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

As at 31 December 2008, the carrying value of all the revalued property, plant and equipment aforementioned would have been approximately RMB152,989 million (2007: approximately RMB 172,262 million) had they been stated at cost less accumulated depreciation and impairment. The directors of the Company consider the fair values of these revalued property, plant and equipment were not materially different from their carrying values as at 31 December 2008.

As at 31 December 2008, the net book value of assets held under finance leases was approximately RMB52 million (2007: 408 million).

For the year ended 31 December 2008, interest expense of approximately RMB260 million (2007: approximately RMB439 million) was capitalised to construction-in-progress. The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.51% to 6.80 % for the year ended 31 December 2008 (2007: 3.60% to 5.82%).

For the year ended 31 December 2008, the Group recognised a loss on disposal of property, plant and equipment of approximately RMB33 million (2007: approximately RMB142 million).

Upon the completion of the merger with China Netcom (Note 1), management reconsidered the Group's strategy regarding the PHS services business and expected to gradually phase out this operation. Accordingly, it was expected that the economic performance of PHS services business would deteriorate significantly. Updated analyses and forecasts were prepared by the Group to determine if there had been an impairment of assets. The test for impairment was conducted for the PHS services related equipment, after considering the expected significant decline in revenue and profitability in 2009 and onwards. The impaired PHS services related equipment was written down to their recoverable values, which was determined based on their estimated value in use. Estimated value in use is determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS services related equipment. In estimating the future net cash flows, the Group has made key assumptions and estimates on the appropriate discount rate of 15%, the period covered by the cash flow forecast of 3 years, the future loss of customers at an annual rate of decline ranging from 60% to 80%, and the decrease in average revenue per subscriber at an annual rate of decline at 15%.

These assumptions and estimates are made after considering the historical trends, the prevailing market trends, expected remaining life of the PHS services business and the physical conditions of the PHS services related equipment. Based on the above, the Group recognised an impairment loss on PHS services related equipment of approximately RMB11,837 million for the year ended 31 December 2008 (2007: Nil).

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

	The Company				
	2008				2007
	Tele-communications equipment	Office furniture, fixtures, motor vehicles and others	Construction in-progress	**Total**	Total
Cost :					
Beginning of year	48	7	4	59	59
Additions	—	—	7	7	5
Transfer from CIP	11	—	(11)	—	—
Disposals	(3)	(1)	—	(4)	(5)
End of year	56	6	—	62	59
Accumulated depreciation:					
Beginning of year	(15)	(7)	—	(22)	(20)
Charge for the year	(3)	—	—	(3)	(4)
Disposals	2	1	—	3	2
End of year	(16)	(6)	—	(22)	(22)
Net book value:					
End of year	40	—	—	40	37
Beginning of year	33	—	4	37	39

7. LEASE PREPAYMENTS - GROUP

The Group's long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analysed as follows:

	The Group	
	2008	2007 (As restated)
Held on:		
Leases of between 10 to 50 years	7,734	7,998
Leases of less than 10 years	65	65
	7,799	8,063

For the year ended 31 December 2008, the long-term prepayment for land use rights expensed in the income statement amounted to approximately RMB224 million (2007: approximately RMB261 million).

(All amounts in RMB millions unless otherwise stated)

8. GOODWILL - GROUP

	The Group	
	2008	2007
Cost:		
Beginning of year	**3,144**	3,144
Disposal of the CDMA Business	**(373)**	—
End of year	**2,771**	3,144

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Company in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group's shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRS and AG 5 in 2005 (refer to Note 2.3(a)).

Goodwill is allocated to the Group's cash-generating units ("CGU") identified according to business segments. As at 31 December 2008, all the carrying value of goodwill was attributable to the GSM business. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including revenue annual growth rate of 6% and the applicable discount rate of 12%. Management determined expected operation results based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the business segments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management's assessment results, there was no impairment of goodwill as at 31 December 2008 and 2007 and no reasonable change to the assumptions would lead to an impairment.

Upon disposal of the CDMA business effective on 1 October 2008, goodwill of approximately RMB373 million attributable to the CDMA business arising from the above acquisitions was derecognised.

9. TAXATION - GROUP

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the year. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates the Company's subsidiaries are mainly operated in PRC, the applicable standard enterprise income tax rate is 25% (2007: 33%).

	The Group	
	2008	2007 (As restated)
Provision for enterprise income tax on the estimated taxable profits for the year		
- Hong Kong	**24**	18
- Outside Hong Kong	**4,631**	7,169
	4,655	7,187
Deferred taxation	**(2,854)**	(104)
Income tax expense	**1,801**	7,083

(All amounts in RMB millions unless otherwise stated)

9. TAXATION - GROUP (Continued)

(a) Pursuant to the new PRC enterprise income tax law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and are effective from 1 January 2008 (2007: 33%). However, for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five-year period.

(b) On 6 December 2007, the State Council issued the detailed implementation regulations of the new PRC enterprise income tax law. Pursuant to the regulations, a 5% withholding income tax will be levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign shareholders in Hong Kong. Pursuant to a notice jointly issued by the Ministry of Finance and the State Administration of Taxation on 22 February 2008, where foreign investment enterprises declare dividends in 2008 and beyond out of their cumulative retained profits as at 31 December 2007, such dividends are exempt from withholding income tax. For dividends paid out of profits earned by foreign investment enterprises after 1 January 2008, the 5% withholding income tax will be applicable, unless the investor is deemed as a PRC Tax Resident Enterprise ("TRE"). Currently, the PRC tax authority has not yet announced the formal guideline on the certification procedure of PRC TRE. The Company has made an assessment based on existing laws and regulations and other factors such as sources of income, composition of the Board of Directors and the location of major assets and accounting records, and concluded that it met the definition of PRC TRE after assessment. Therefore, as at 31 December 2008, the Company's subsidiaries in the PRC did not accrue withholding tax on dividends distributed to the Company and there is no deferred tax liability accrued in the Group's consolidated financial statements for the undistributed profit of the Company's subsidiaries in the PRC for the year ended 31 December 2008. The Group will continue to assess the impact on the financial statements in accordance with the detailed guideline to be issued by the PRC tax authority in future. If the Company is determined not to be qualified for the TRE status, deferred tax liabilities would be recorded by the Group for the undistributed profits of the Company's subsidiaries in the PRC.

Reconciliation between applicable statutory tax rate and the effective tax rate:

		The Group	
	Note	**2008**	2007 (As restated)
Applicable PRC statutory tax rate		25.0%	33.0%
Non-deductible expenses		3.0%	0.7%
Realised loss on changes in fair value of derivative component of the convertible bonds		–	0.7%
Non-taxable income			
– Tax refund on reinvestment in subsidiaries	27	–	(4.9%)
– Upfront connection fees arising from Fixed-line business		(4.8%)	(2.8%)
Impact of PRC preferential tax rates and tax holiday		(0.8%)	(0.8%)
Effect of change of tax rate under the new PRC enterprise income tax law	(a)	–	0.3%
Others		(0.3%)	(0.2%)
Effective tax rate		22.1%	26.0%

(All amounts in RMB millions unless otherwise stated)

9. TAXATION - GROUP (Continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when the deferred income taxes relate to the same tax authority. The offset amounts are as follows:

	The Group	
	2008	2007 (As restated)
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**4,891**	2,617
– Deferred tax asset to be recovered within 12 months	**1,605**	1,409
	6,496	4,026
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(931)**	(533)
– Deferred tax liabilities to be settled within 12 months	**(239)**	(979)
	(1,170)	(1,512)
Net deferred tax assets after offsetting	**5,326**	2,514
Deferred tax liabilities that cannot be offset	**(16)**	(17)

There were no material unrecognised deferred tax assets as at 31 December 2008 and 2007.

(All amounts in RMB millions unless otherwise stated)

9. TAXATION - GROUP (Continued)

The movement of the net deferred tax assets/liabilities is as follows:

	The Group	
	2008	2007 (As restated)
Net deferred tax assets after offsetting:		
– Beginning of year	2,514	2,994
– Deferred tax credited/(charged) to the income statement		
– Continuing operations	2,853	106
– Discontinued operations	(35)	(32)
– Deferred tax charged to equity	–	(529)
– Disposal of discontinued operations	(6)	(25)
– End of year	5,326	2,514
The deferred tax liabilities that cannot be offset:		
– Beginning of year	(17)	(15)
– Deferred tax credited/(charged) to the income statement	1	(2)
– End of year	(16)	(17)

(All amounts in RMB millions unless otherwise stated)

9. TAXATION - GROUP (Continued)

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

		The Group	
	Note	**2008**	2007 (As restated)
Mainland China			
Deferred tax assets:			
Provision for doubtful debts		**788**	742
Impairment loss on property, plant and equipment	6	**2,924**	20
Unrecognised revaluation surplus on property, plant and equipment	i	**1,991**	2,061
Revaluation deficit on property, plant and equipment	ii	**170**	236
Write-down of inventories to net realisable value		**11**	41
Accruals of expenses not yet deductible for tax purpose		**145**	144
Deferral and amortisation of upfront non-refundable revenue		**177**	396
Deferred revenue on subscriber points reward programe		**43**	177
Deferred revenue in relation to the provision of supporting services upon the disposal of the CDMA Business	37.2(b)	**102**	—
Accruals of retirement benefits		**33**	40
Others		**112**	169
		6,496	4,026
Deferred tax liabilities:			
Capitalisation and amortisation of direct incremental costs		**(124)**	(322)
Capitalised interest already deducted for tax purpose		**(703)**	(830)
Revaluation surplus on property, plant and equipment	ii	**(343)**	(360)
		(1,170)	(1,512)
		5,326	2,514
Outside Mainland China			
Deferred tax liabilities:			
Accelerated depreciation for tax purpose		**(16)**	(17)

(i) Prior to the merger, the prepayments for the leasehold land and buildings held by China Netcom were revalued for PRC tax purposes as at 31 December 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land and buildings were not recognised under IFRS/HKFRS. Accordingly, deferred tax assets were recorded by the Group under IFRS/HKFRS.

(ii) The property, plant and equipment other than buildings and telecommunications equipment of GSM business are carried at revalued amount under IFRS/HKFRS, which are not used for PRC tax reporting purposes. As a result, the Group recorded the deferred tax assets or liabilities arising from the revaluation deficit or surplus under IFRS/HKFRS.

(All amounts in RMB millions unless otherwise stated)

10. OTHER ASSETS - GROUP

		The Group	
	Note	**2008**	2007 (As restated)
Direct incremental costs for activating mobile subscribers		499	1,301
Customer acquisition costs of contractual CDMA subscribers	4.2(a)	—	2,349
Installation costs of Fixed-line services		2,251	2,848
Prepaid rental for premises and leased lines		2,121	1,887
Purchased software		2,837	2,432
Others		1,288	1,264
		8,996	12,081

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES - COMPANY

(a) Investments in subsidiaries

	The Company	
	2008	2007 (As restated)
Unlisted equity investments, at cost	**159,761**	55,938

As at 31 December 2008, the details of the Company's subsidiaries are as follows:

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held Direct	Indirect	Particular of issued share capital	Principal activities and place of operation
China United Network Communications Corporation Limited (formerly known as China Unicom Corporation Limited)	The PRC, 21 April 2000, limited liability company	100%	–	RMB 64,721,120,000	Telecommunications operation in the PRC
Unicom New World (BVI) Limited	British Virgin Islands, 5 November 2003, limited company	100%	–	1,000 shares, HKD1 each	Investment holding in BVI
China Unicom International Limited	Hong Kong, 24 May 2000, limited company	100%	–	60,100,000 shares, HKD1 each	Telecommunications service in Hong Kong
China Unicom USA Corporation	The United States of America (the "USA"), 24 May 2002, corporation	–	100%	USD 500,000	Telecommunications service in the USA
Billion Express Investments Limited	British Virgin Islands, 15 August 2007, limited company	100%	–	1 share, USD1 each	Investment holding in BVI
China Unicom Limited (formerly known as Central Link Investment Limited)	Hong Kong, 31 August 2007, limited company	–	100%	2 shares, HKD1 each	Dormant
Unicom Vsens Telecommunications Company Limited	The PRC, 19 August 2008, limited liability company	–	100%	RMB 500,000,000	Sales of handsets, telecommunication equipment and provision of technical services in the PRC

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES - COMPANY (Continued)

(a) Investments in subsidiaries (Continued)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particular of issued share capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom Mobile Network Company Limited	The PRC, 31 December 2008, limited liability company	–	100%	RMB 500,000,000	Construction and maintenance of the network in the PRC
China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, 22 October 1999, limited company	100%	–	6,699,197,200 shares, USD0.04 each	Investment holding in Hong Kong
China Netcom (Group) Company Limited	The PRC, 6 August 1999, limited liability company	–	100%	RMB 73,370,557,827.69	Provision of network communications services in the PRC
China Netcom Corporation International Limited	Bermuda, 15 October 2002, limited company	–	100%	USD 12,000	Investment holding in Bermuda
China Netcom Group System Integration Limited Corporation	The PRC, 30 April 2006, limited liability company	–	100%	RMB 550,000,000	Provision of system integration services in the PRC
China Netcom Group Broadband Online Limited Corporation	The PRC, 29 March 2006, limited liability company	–	100%	RMB 30,000,000	Provision of internet information services and value-added telecommunications services in the PRC
Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, 1 June 2007 limited liability company	–	100%	RMB 264,227,115.02	Provision of telecommunications network construction, planning and technical consulting services in the PRC

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES - COMPANY

(Continued)

(b) Loans to subsidiaries

(i) In October 2003, the Company and CUCL signed an agreement for a long-term unsecured loan of USD700 million with terms similar to the long-term syndicated bank loan of the Company to finance the network construction of CUCL (Note 19(a)). The loan was split into 3 tranches (i) USD200 million 3-year loan; (ii) USD300 million 5-year loan and (iii) USD200 million 7-year loan and carried an interest rate of 0.4%, 0.47% and 0.55% over US dollar LIBOR per annum, respectively. During 2006, CUCL fully repaid the USD200 million 3-year loan. In September and November 2008, CUCL has repaid the USD300 million 5-year loan and USD200 million 7-year loan, respectively.

(ii) In September 2006, the Company and CUCL signed an agreement for a long-term unsecured loan of USD995 million. The loan is interest bearing at 5.67% per annum and wholly repayable in 2009.

(iii) In July 2006, the Company and Unicom Macau signed an agreement for a long-term loan facility of HKD60 million. During 2008, Unicom Macau has fully utilised the facility. The loans are unsecured, interest-free and repayable in September 2008. In November 2008, Unicom Macau has fully repaid the loan. The facility was discontinued subsequent to the repayment of the loan.

In September 2007, the Company and Unicom Macau signed another agreement for a long-term loan facility of MOP40 million. Unicom Macau did not utilise this facility and it was discontinued upon the disposal of the CDMA Business.

(iv) The carrying amounts of loans to subsidiaries approximated their fair values as at the balance sheet date.

(c) Amounts due to/from subsidiaries

The amounts due to/from subsidiaries, other than loans to subsidiaries as disclosed above, are unsecured, interest-free and repayable on demand.

12. INVENTORIES AND CONSUMABLES - GROUP

	The Group	
	2008	2007 (As restated)
Handsets and other customer end products	**302**	1,753
Telephone cards	**403**	585
Consumables	**422**	449
Others	**44**	28
	1,171	2,815

(All amounts in RMB millions unless otherwise stated)

13. ACCOUNTS RECEIVABLE, NET - GROUP

	The Group	
	2008	2007 (As restated)
Accounts receivable for GSM business	3,098	2,559
Accounts receivable for CDMA business	–	1,637
Accounts receivable for Fixed-line business	8,689	9,788
Sub-total	11,787	13,984
Less: Provision for doubtful debts for GSM business	(1,347)	(1,028)
Provision for doubtful debts for CDMA business	–	(442)
Provision for doubtful debts for Fixed-line business	(1,853)	(1,500)
	8,587	11,014

The aging analysis of accounts receivable is as follows:

	The Group	
	2008	2007 (As restated)
Within one month	6,078	7,295
More than one month to three months	1,479	2,595
More than three months to one year	2,792	2,882
More than one year	1,438	1,212
	11,787	13,984

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.

There is no significant concentration of credit risk with respect to individual customers' receivables, as the Group has a large number of customers.

As at 31 December 2008, accounts receivable of approximately RMB2,039 million (2007: approximately 2,726 million) were past due but not impaired. These relate to customers for which there is no recent history of default. The aged analysis of these receivables was as follows:

	The Group	
	2008	2007 (As restated)
More than one month to three months	1,546	2,095
More than three months to one year	323	499
More than one year	170	132
	2,039	2,726

(All amounts in RMB millions unless otherwise stated)

13. ACCOUNTS RECEIVABLE, NET - GROUP (Continued)

As at 31 December 2008, accounts receivable of approximately RMB3,200 million (2007: approximately RMB2,970 million) were impaired. The individually impaired receivables mainly relate to subscriber usage fees. The aging of these receivables is as follows:

	The Group	
	2008	2007 (As restated)
More than three months to one year	**2,023**	2,054
More than one year	**1,177**	916
	3,200	2,970

Provision for doubtful debts is analysed as follows:

	The Group	
	2008	2007 (As restated)
Balance, beginning of year	**2,970**	4,386
Provision for the year:		
- Continuing operations	**2,900**	2,200
- Discontinued operations	**383**	378
Written-off during the year	**(2,393)**	(3,954)
Disposal of discontinued operations	**(660)**	(40)
Balance, end of year	**3,200**	2,970

The creation and release of provisions for impaired receivables have been recognised in the income statement. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the fair value of accounts receivable mentioned above. The Group does not hold any collateral as security.

(All amounts in RMB millions unless otherwise stated)

14. PREPAYMENTS AND OTHER CURRENT ASSETS

		The Group		The Company	
	Note	**2008**	2007 (As restated)	**2008**	2007
Prepaid rental		670	526	1	–
Deposits and prepayments		800	915	5	5
Advances to employees		226	225	–	–
Customer acquisition costs of contractual CDMA subscribers	4.2(a)	–	508	–	–
Tax refund on reinvestment in subsidiaries	27	–	1,459	–	–
Others		731	681	1	7
		2,427	4,314	7	12

The aging analysis of prepayments and other current assets is as follows:

	The Group		The Company	
	2008	2007 (As restated)	**2008**	2007
Within one year	2,106	3,989	5	10
More than one year	321	325	2	2
	2,427	4,314	7	12

As at 31 December 2008, there was no impairment for the prepayments and other current assets.

15. SHORT-TERM BANK DEPOSITS

	The Group		The Company	
	2008	2007 (As restated)	**2008**	2007
Bank deposits with maturity exceeding three months	221	721	122	636
Restricted bank deposits	17	14	–	–
	238	735	122	636

As at 31 December 2008, restricted bank deposits primarily represented deposits that were subject to externally imposed restriction relating to construction payable as requested by a contractor.

16. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2008	2007 (As restated)	**2008**	2007
Cash at bank and in hand	**8,721**	11,388	**5**	31
Bank deposits with original maturities of three months or less	**517**	591	**325**	463
	9,238	11,979	**330**	494

17. SHARE CAPITAL - COMPANY

	The Company	
	2008 HKD millions	2007 HKD millions
Authorised:		
30,000,000,000 ordinary shares of HKD0.10 each	**3,000**	3,000

Issued and fully paid:	**Number of shares millions**	**Ordinary shares, par value of HKD0.10 each HKD millions**	**Share capital**	**Share premium**	**Total**
At 1 January 2007	12,681	1,268	1,344	53,223	54,567
Employee share option scheme					
- Issuance of shares upon exercise of options (Note 32)	54	5	5	366	371
Conversion of convertible bonds	900	90	88	10,731	10,819
At 31 December 2007	13,635	1,363	1,437	64,320	65,757
Employee share option scheme					
- Issuance of shares upon exercise of options (Note 32)	**31**	**3**	**3**	**252**	**255**
Issuance of shares in connection with 2008 Business Combination (Note a)	**10,102**	**1,010**	**889**	**102,212**	**103,101**
At 31 December 2008	**23,768**	**2,376**	**2,329**	**166,784**	**169,113**

Note a : Pursuant to an ordinary resolution passed at the extraordinary general meeting held on 16 September 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion on 15 October 2008 in exchange for the entire issued share capital of China Netcom. Please refer to Note 1 for details.

(All amounts in RMB millions unless otherwise stated)

18. RESERVES

(a) Nature and purpose of statutory reserves

CUCL and CNC China are registered as foreign investment enterprises in the PRC. In accordance with the respective Articles of Association, they are required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and minority interests but before dividend distribution.

CUCL and CNC China are required to allocate at least 10% of their profit after tax and minority interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL and CNC China appropriated approximately RMB3,523 million and RMB19 million, respectively, (2007: approximately RMB718 million and RMB 868 million, respectively) to the general reserve fund for the year ended 31 December 2008.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRS/HKFRS, the appropriations to the staff bonus and welfare fund will be charged to the income statement as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2008 and 2007, no appropriation to staff bonus and welfare fund has been made by CUCL or CNC China.

According to a PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group's upfront connection fees in respect of Fixed-line business are not subject to PRC enterprise income tax and an amount equal to the upfront connection fees recognised in the retained profits should be transferred from retained profits to a statutory reserve. Up to 31 December 2008, the Group has made an accumulated appropriation of approximately RMB11,592 million to the statutory reserve (Up to 31 December 2007 : approximately RMB10,706 million).

(b) Profit attributable to equity holders

For the year ended 31 December 2008, profit attributable to equity holders included a profit of approximately RMB4,474 million (2007: approximately RMB2,908 million), which has been dealt with in the financial statements of the Company. As at 31 December 2008, the amount of profit distributable to equity holders of the Company amounted to approximately RMB5,083 million (2007: approximately RMB3,341 million).

(All amounts in RMB millions unless otherwise stated)

19. LONG-TERM BANK LOANS

		The Group		The Company	
	Interest rates and final maturity	2008	2007 (As restated)	2008	2007
RMB denominated bank loans	Fixed interest rates of 3.60% per annum with maturity through 2010				
- unsecured		–	200	–	–
		–	200	–	–
RMB denominated bank loans	Floating interest rates ranging from 4.86% to 6.80% (2007: 2.40% to 10.08%) per annum with maturity through 2009 (2007: maturity through 2009)				
- unsecured		1,114	18,399	–	–
		1,114	18,399	–	–
USD denominated bank loans	Fixed interest rates ranging from Nil to 5.65% (2007: Nil to 6.15%) per annum with maturity through 2039 (2007: maturity through 2039)				
- secured		146	211	–	–
- unsecured		377	377	–	–
		523	588	–	–
USD denominated bank loans	Floating interest rates of USD LIBOR plus interest margin 0.35% to 0.44% for 2007 per annum with maturity through 2010 (a)				
- unsecured		–	3,652	–	3,652
		–	3,652	–	3,652
Japanese Yen denominated bank loans	Fixed interest rates of 2.12% (2007: 2.12%) per annum with maturity through 2014 (2007: maturity through 2014)				
- unsecured		234	234	–	–
		234	234	–	–

(All amounts in RMB millions unless otherwise stated)

19. LONG-TERM BANK LOANS (Continued)

	Interest rates and final maturity	The Group 2008	The Group 2007 (As restated)	The Company 2008	The Company 2007
Euro denominated bank loans	Fixed interest rates ranging from 0.50% to 2.50% (2007: 1.10% to 7.85%) per annum with maturity through 2034 (2007: maturity through 2034)				
- unsecured		342	415	–	–
		342	415	–	–
HKD denominated bank loans	Fixed interest rates of 3.75% for 2007 per annum with maturity through 2010				
- unsecured		–	9	–	–
		–	9	–	–
Sub-total		2,213	23,497	–	3,652
Less: Current portion		(1,216)	(7,411)	–	(2,191)
		997	16,086	–	1,461

The repayment schedule of the long-term bank loans is as follows:

	The Group 2008	The Group 2007 (As restated)	The Company 2008	The Company 2007
Balances due:				
- no later than one year	1,216	7,411	–	2,191
- later than one year and no later than two years	96	9,671	–	–
- later than two years and no later than five years	287	3,613	–	1,461
- later than five years	614	2,802	–	–
	2,213	23,497	–	3,652
Less: Portion classified as current liabilities	(1,216)	(7,411)	–	(2,191)
	997	16,086	–	1,461

(All amounts in RMB millions unless otherwise stated)

19. LONG-TERM BANK LOANS (Continued)

(a) On 26 September 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD700 million. This facility was split into 3 tranches (i) USD200 million 3-year loan; (ii) USD300 million 5-year loan; and (iii) USD200 million 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche, respectively. In October 2003, the Company and CUCL entered into an agreement to re-lend such funds to CUCL with similar terms to finance the network construction of CUCL. The Company fully repaid the USD200 million 3-year loan in 2006, the USD300 million 5-year loan in September 2008 and the USD200 million 7-year loan in November 2008 after obtaining consent for repayment from the relevant lenders.

(b) The fair values of the Group's non-current portion of long-term bank loans at 31 December 2008 and 2007 were as follows:

	The Group	
	2008	2007 (As restated)
Long-term bank loans	**690**	14,547

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.59% to 6.56% (31 December 2007: 3.25% to 7.05%).

(c) As at 31 December 2008, bank loans of approximately RMB146 million (2007: approximately RMB163 million) were secured by corporate guarantees granted by third parties.

(d) As at 31 December 2008, there were no corporate guarantees granted by Netcom Group (2007: approximately RMB49 million).

20. CORPORATE BONDS

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB 5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.

21. CONVERTIBLE BONDS

On 20 August 2007, the Company received a notice delivered by SK Telecom Co., Ltd., ("SK Telecom") the sole holder of outstanding zero coupon convertible bonds of USD1 billion, pursuant to the terms and conditions of the convertible bonds for the conversion in full of the convertible bonds into the Company's shares. Accordingly, on 31 August 2007, the Company allotted and issued 899,745,075 ordinary shares of HKD0.10 each of the Company to SK Telecom.

Prior to the conversion, the change in the fair value of the conversion option from 31 December 2006 to 20 August 2007 resulted in a fair value loss of approximately RMB569 million, which has been recorded in the 'Realised loss on changes in fair value of derivative component of convertible bonds' in the income statement for the year ended 31 December 2007.

The convertible bonds with carrying value of approximately RMB10,818 million as at 20 August 2007 were fully converted into 899,745,075 ordinary shares of HKD0.10 each of the Company. The share conversion resulted in an increase in share capital and share premium by approximately RMB88 million and RMB10,731 million, respectively (Note 17).

(All amounts in RMB millions unless otherwise stated)

22. OTHER OBLIGATIONS - GROUP

	Contractual obligations in relation to early retirement benefits Note (b)	Provision made in relation to one-off cash housing subsidies Note (a) & (b)	Total
As at 1 January 2007	3,137	3,185	6,322
Additions during the year	—	—	—
Payments during the year	(605)	(329)	(934)
As at 31 December 2007	2,532	2,856	5,388
Analysis of total other obligations:			
- current portion	525	2,856	3,381
- non-current portion	2,007	—	2,007
	2,532	2,856	5,388
As at 1 January 2008	2,532	2,856	5,388
Additions during the year	—	—	—
Payments during the year	(423)	(354)	(777)
As at 31 December 2008	2,109	2,502	4,611
Analysis of total other obligations:			
- current portion	510	2,502	3,012
- non-current portion	1,599	—	1,599
	2,109	2,502	4,611

(All amounts in RMB millions unless otherwise stated)

22. OTHER OBLIGATIONS - GROUP (Continued)

(a) Certain staff quarters, prior to 1998, have been sold to certain of the Group's employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal government based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales or quarters were terminated, the Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounting to RMB4,142 million, which was charged to the income statement in the year ended 31 December 2000 (the year in which the Council circular in respect of cash subsidies was issued).

(b) Pursuant to the reorganisation undertaken on 30 June 2004 between China Netcom, China Netcom (Holding) Company Limited and Netcom Group and the acquisition of the principal telecommunications operations, assets and liabilities in the four Northern provinces/autonomous region, namely Shanxi province, Neimenggu autonomous region, Jilin province and Heilongjiang province from Netcom Group (the "Acquisition of New Horizon"), if the actual payments required for these subsidies and early retirement benefits differ from the amount provided as at 30 June 2004 and 30 June 2005, Netcom Group will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided. Upon the completion of Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group.

23. PAYABLES AND ACCRUED LIABILITIES

	The Group		The Company	
	2008	2007 (As restated)	**2008**	2007
Payables to contractors and equipment suppliers	**52,389**	32,700	**—**	—
Payables to telecommunications product suppliers	**1,491**	2,949	**—**	—
Customer/contractor deposits	**2,082**	2,826	**—**	—
Repair and maintenance expense payables	**1,511**	1,774	**—**	—
Salary and welfare payables	**949**	1,311	**—**	—
Interest payable	**263**	468	**—**	27
Amounts due to services providers/content providers	**961**	1,256	**—**	—
Accrued expenses	**3,064**	3,534	**—**	—
Others	**2,977**	2,494	**104**	31
	65,687	49,312	**104**	58

(All amounts in RMB millions unless otherwise stated)

23. PAYABLES AND ACCRUED LIABILITIES (Continued)

The aging analysis of payables and accrued liabilities is as follows:

	The Group		The Company	
	2008	2007 (As restated)	**2008**	2007
Less than six months	**51,975**	36,502	**104**	58
Six months to one year	**7,052**	6,754	**—**	—
More than one year	**6,660**	6,056	**—**	—
	65,687	49,312	**104**	58

24. SHORT-TERM COMMERCIAL PAPER - GROUP

CNC China issued two lots of RMB10 billion each unsecured commercial paper with repayment periods of 365 days and 270 days on 30 April 2007 and 18 September 2007 in the PRC capital market respectively. The effective interest rates are 3.34% and 3.93% per annum respectively. The aggregated net cash proceeds raised in these exercises was RMB20 billion. These commercial papers were fully repaid on 9 May 2008 and 16 June 2008, respectively.

CNC China issued RMB10 billion unsecured commercial paper with repayment periods of 365 days on 6 October 2008 in the PRC capital market. The effective interest rate is 4.47% per annum. The net cash proceeds raised in the PRC capital market were RMB10 billion.

25. SHORT-TERM BANK LOANS - GROUP

		The Group	
	Interest rates and final maturity	**2008**	2007 (As restated)
RMB denominated bank loans	Fixed interest rates ranging from 4.54% to 6.80% (2007: 4.86% to 6.72%) per annum with maturity through 2009 (2007: maturity through 2008)		
- unsecured		**10,780**	11,850
		10,780	11,850

The carrying values of short-term bank loans approximate their fair values as at the balance sheet date.

(All amounts in RMB millions unless otherwise stated)

26. REVENUE - GROUP

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the NDRC, the MIIT and the provincial price regulatory authorities.

Revenue from continuing operations is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB4,164 million for the year ended 31 December 2008 (2007: approximately RMB4,191 million).

The major components of revenue for continuing operations are as follows:

	2008	2007 (As restated)
GSM business		
- Usage and monthly fees	40,464	42,077
- Value-added services revenue	16,263	13,528
- Interconnection fee	6,858	5,851
- Other service revenue	1,119	1,091
Total GSM service revenue	64,704	62,547
Fixed-line business		
- Usage and monthly fees	37,324	44,227
- Broadband services revenue	18,114	14,273
- Interconnection fees	7,500	7,911
- Value-added services revenue	6,591	6,758
- Leased line income	4,597	3,741
- Information communications technology services revenue	3,124	3,986
- Other Internet-related services and managed data services revenue	1,673	1,835
- Upfront installation fees	1,181	1,283
- Upfront connection fees	886	1,517
- Advertising and media services revenue	697	380
- Other service revenue	861	1,289
Total Fixed-line service revenue	82,548	87,200
Sales of telecommunications products	1,654	940
Total revenue from external customers	148,906	150,687

(All amounts in RMB millions unless otherwise stated)

27. OTHER INCOME - NET - GROUP

	Note	2008	2007 (As restated)
Continuing operations:			
Tax refund on reinvestment in subsidiaries	(a)	–	4,001
Gain on the non-monetary assets exchange	(b)	1,305	386
Others		689	603
		1,994	4,990

Note (a): During 2007, the Company and China Netcom reinvested the undistributed profits into the subsidiaries and were granted a refund of a portion of the taxes previously paid by these subsidiaries as permitted under the tax law effective until 31 December 2007. This tax refund on reinvestment in subsidiaries was recorded as "other income".

Note (b): Please refer to Note (b)(iii) to the consolidated cash flow statement for details.

28. NETWORK, OPERATIONS AND SUPPORT EXPENSES - GROUP

	2008	2007 (As restated)
Continuing operations:		
Repair and maintenance	5,431	5,466
Power and water charges	5,451	4,952
Operating leases	3,613	3,453
Consumables	1,384	1,524
Others	698	627
Total network, operations and support expenses	16,577	16,022

(All amounts in RMB millions unless otherwise stated)

29. OTHER OPERATING EXPENSES - GROUP

	2008	2007 (As restated)
Continuing operations:		
Provision for doubtful debts	**2,900**	2,200
Cost of telecommunications products sold	**2,067**	1,233
Cost of hardware sold in relation to information communications technology services	**2,461**	3,491
Commission expenses	**10,104**	9,784
Advertising and promotion expenses	**2,669**	2,601
Customer installation cost	**1,961**	2,036
Customer acquisition and retention cost	**2,650**	3,068
Auditors' remuneration	**107**	123
Property management charge	**1,090**	923
Office and administrative expenses	**2,440**	2,728
Transportation expense	**1,714**	1,492
Miscellaneous taxes and fees	**566**	504
Others	**2,853**	2,593
Total other operating expenses	**33,582**	32,776

30. FINANCE COSTS - GROUP

	Note	2008	2007 (As restated)
Continuing operations:			
Finance costs:			
- Interest on bank loans, corporate bonds and commercial paper repayable within 5 years		**2,367**	2,992
- Interest on bank loans, repayable over 5 years		**144**	198
- Interest expense on convertible bonds		**—**	242
- Deferred consideration related to Acquisition of New Horizon		**224**	375
- Less: Amounts capitalised in construction-in-progress	6	**(260)**	(439)
Total interest expense		**2,475**	3,368
- Exchange gain, net		**(270)**	(457)
- Others		**206**	320
Total finance costs		**2,411**	3,231

31. EMPLOYEE BENEFIT EXPENSES - GROUP

	Note	2008	2007 (As restated)
Continuing operations:			
Employee benefit expenses:			
- Salaries and wages		15,442	14,087
- Contributions to defined contribution pension schemes		2,110	1,854
- Contributions to supplementary defined contribution pension schemes		51	56
- Contributions to housing fund		1,049	913
- Monetary housing benefits		–	27
- Other housing benefits		166	433
- Share-based compensation	32	84	170
Total		18,902	17,540

31.1 Directors' and senior management's emoluments

The remuneration of every Director for the year ended 31 December 2008 is set out below:

Name of Director	Notes	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable (RMB'000)	Other benefits Note(a) (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Chang Xiaobing		–	2,135	939	198	23	3,295
Lu Yimin	(b)	–	321	171	–	6	498
Zuo Xunsheng	(b)	–	321	171	9	6	507
Tong Jilu		–	1,512	803	127	23	2,465
Cesareo Alierta Izuel	(c)	57	–	–	–	–	57
Kim Shin Bae	(d)	57	–	–	–	–	57
Wu Jinglian		365	–	–	–	–	365
Cheung Wing Lam, Linus		347	–	–	–	–	347
Wong Wai Ming		360	–	–	–	–	360
John Lawson Thornton	(e)	74	–	–	–	–	74
Timpson Chung Shui Ming	(e)	74	–	–	–	–	74
Shang Bing	(f)	–	733	–	101	9	843
Yang Xiaowei	(f)	–	471	–	72	9	552
Li Zhengmao	(f)	–	471	–	72	9	552
Li Gang	(g)	–	946	492	146	12	1,596
Zhang Junan	(g)	–	946	492	146	19	1,603
Miao Jianhua	(h)	–	471	–	–	9	480
Lu Jianguo	(i)	225	–	–	146	–	371
Lee Suk Hwan	(j)	211	–	–	–	–	211
Shan Weijian	(k)	260	–	–	–	–	260
Total		2,030	8,327	3,068	1,017	125	14,567

31. EMPLOYEE BENEFIT EXPENSES - GROUP (Continued)

31.1 Directors' and senior management's emoluments (Continued)

The remuneration of every Director for the year ended 31 December 2007 is set out below:

Name of Director	Notes	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable (RMB'000)	Other benefits Note(a) (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Chang Xiaobing		–	2,247	1,730	715	21	4,713
Shang Bing	(f)	–	1,966	1,405	612	21	4,004
Tong Jilu		–	1,592	1,112	469	21	3,194
Yang Xiaowei	(f)	–	1,264	848	434	21	2,567
Li Zhengmao	(f)	–	1,264	848	434	21	2,567
Li Gang	(g)	–	1,264	848	410	21	2,543
Zhang Junan	(g)	–	1,264	848	410	21	2,543
Miao Jianhua	(h)	–	595	402	–	9	1,006
Lu Jianguo	(i)	300	–	–	434	–	734
Lee Suk Hwan	(j)	54	–	–	–	–	54
Wu Jinglian		384	–	–	24	–	408
Shan Weijian	(k)	346	–	–	24	–	370
Cheung Wing Lam, Linus		365	–	–	24	–	389
Wong Wai Ming		375	–	–	–	–	375
Li Jianguo	(l)	–	659	–	229	12	900
Total		1,824	12,115	8,041	4,219	168	26,367

(All amounts in RMB millions unless otherwise stated)

31. EMPLOYEE BENEFIT EXPENSES - GROUP (Continued)

31.1 Directors' and senior management's emoluments (Continued)

Notes:

(a) Other benefits represent the value of share options granted to the directors of the Company under the Company's share option schemes.

(b) Mr. Lu Yimin and Mr. Zuo Xunsheng were appointed as executive directors on 15 October 2008.

(c) Mr. Cesareo Alierta Izuel was appointed as a non-executive director on 15 October 2008.

(d) Mr. Kim Shin Bae was appointed as a non-executive director on 15 October 2008 and resigned as a non-executive director on 22 January 2009.

(e) Mr.John Lawson Thornton and Mr. Timpson Chung Shui Ming were appointed as independent non-executive directors on 15 October 2008.

(f) Mr. Shang Bing, Mr. Yang Xiaowei and Mr. Li Zhengmao resigned as executive directors on 23 May 2008.

(g) Mr. Li Gang and Mr. Zhang Junan resigned as executive directors on 23 May 2008.

(h) Mr. Miao Jianhua was appointed as executive director on 12 July 2007 and resigned as executive director on 23 May 2008.

(i) Mr. Lu Jianguo resigned as non-executive director on 15 October 2008.

(j) Mr. Lee Suk Hwan was appointed as non-executive director on 23 October 2007 and resigned on 15 October 2008.

(k) Mr. Shan Weijian resigned as independent non-executive director on 15 October 2008.

(l) Ms. Li Jianguo resigned as executive director on 9 July 2007.

Pursuant to the option proposal made pursuant to the merger between the Company and China Netcom, 686,894 share options were granted to the then director of China Netcom who was later appointed as Director of the Company on 15 October 2008. Save as disclosed above, no share options were granted to the Directors (2007: Nil).

No directors waived the right to receive emoluments during the year (2007: Nil).

During 2008 and 2007, the Company did not incur any payment to any director for loss of office or as an inducement to any director to join the Company.

31. EMPLOYEE BENEFIT EXPENSES - GROUP (Continued)

31.2 Five highest paid individuals

Of the five highest paid individuals for the year ended 31 December 2008, two of them are existing directors of the Company and their remuneration has been disclosed in Note 31.1. For the remaining three highest paid individuals, two of them were past directors and one was an employee of the Company whose remuneration falls within the band from RMB2.0 million to RMB2.5 million. For the year ended 31 December 2007, all of the five highest paid individuals were the then directors of the Company whose remuneration was disclosed in Note 31.1.

	2008 (RMB'000)	2007 (RMB'000)
Salaries and allowances	3,603	–
Bonuses paid and payable	1,875	–
Other benefits (Note 31.1(a))	557	–
Contributions to pension schemes	66	–
	6,101	–

32. EQUITY-SETTLED SHARE OPTION SCHEMES

32.1 Fixed award pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme")

Pursuant to the resolution passed by the Board of Directors in June 2000, the Company adopted the Pre-Global Offering Share Option Scheme on 1 June 2000 for the granting of share options to qualified employees on the following terms:

(i) the exercise price is equivalent to the share issue price of the Global Offering of HKD15.42 per share (excluding the brokerage fee and SEHK transaction levy); and

(ii) the share options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further options can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the share option scheme (Note 32.2) on 13 May 2002 and 11 May 2007, respectively. Apart from the above two terms, the principal terms are substantially the same as the amended Share Option Scheme in all material aspects.

(All amounts in RMB millions unless otherwise stated)

32. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

32.2 Share option scheme (the "Share Option Scheme")

On 1 June 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme as described above) not exceeding 10% of the total issued share capital of the Company. Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of the shares; and

(ii) 80% of the average of the closing prices of shares on the SEHK on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the SEHK.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from 22 June 2000.

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i) share option may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii) minimum subscription price shall not be less than the higher of:

- the nominal value of the shares;
- the closing price of the shares of the stock exchange as stated in the stock exchange's quotation sheets on the offer date in respect of the share options; and
- the average closing price of the shares on the stock exchange's quotation sheets for the five trading days immediately preceding the offer date.

On 11 May 2007, the Company further amended the Share Option Scheme with major amendments related to the exercise of options upon cessation of employment. These amendments are made in order to reduce the administrative burden on the Company to monitor outstanding options for grantees whose employment has been terminated.

All of the share options granted under Note 32.1 and 32.2 are governed by the amended terms of the Pre-Global Share Option Scheme and the Share Option Scheme as mentioned above.

(All amounts in RMB millions unless otherwise stated)

32. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

32.3 Special Purpose Unicom Share Option Scheme (the "Special Purpose Share Option Scheme")

Prior to the 2008 Business Combination, China Netcom granted share options to its directors and employees (including employees of its subsidiaries) in years 2004 and 2005 pursuant to a shareholders' resolution passed on 30 September 2004.

Pursuant to China Netcom's share option plan, China Netcom granted 158,640,000 options with an exercise price of HK$ 8.40 each to certain of its directors and employees, immediately prior to the closing of its global offering on 22 October 2004, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering ("First Grant"), excluding brokerage and trading fees, and transaction and investor compensation levies. The First Grant has an exercise period of six years from the date of grant. The grantees can exercise 40 percent of the options granted from 17 May 2006, a further 20 percent of the options granted from 17 May 2007, a further 20 percent of the options granted from 17 May 2008 and a further 20 percent of the options granted from 17 May 2009. All unexercised share options will expire on 16 November 2010.

On 6 December 2005, the board of directors of China Netcom approved the grant of 79,320,000 shares of share options with an exercise price of HK$12.45 to certain management personnel and other professional personnel designated by the Compensation Committee of the newly acquired four Northern provinces/autonomous region ("Second Grant"). The grantees can exercise 40 percent of the option granted from 6 December 2007, a further 20 percent of the options granted from 6 December 2008, a further 20 percent of the options granted from 6 December 2009 and a further 20 percent of the options granted from 6 December 2010. All unexercised share options will be expired on 5 December 2011.

The grant date fair value of the share options granted in the First Grant and the Second Grant is determined by the Black-Scholes model. The weighted average fair value of the First Grant and the Second Grant on grant date was determined as HKD1.22 per share (RMB1.28 per share) and HKD1.28 per share (RMB1.34 per share), respectively.

Modifications to certain clauses of the share options schemes of China Netcom were approved on 16 May 2006, pursuant to a resolution of the extraordinary general meeting of China Netcom. The modifications were mainly related to eligibility of the participants, number of options and exercise vesting schedules, rights upon cessation of employment, death and loss of capacity, performance targets, and cancellation of options. The modifications did not have any significant impact on the financial statements.

Pursuant to the ordinary resolution passed by the shareholders on 16 September 2008, the Company adopted the Special Purpose Share Option Scheme in connection with the merger of the Company and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the Companies Ordinance for the granting of options to holders of China Netcom options outstanding at 14 October 2008 ("Eligible Participants"). Pursuant to this scheme, no fractional options can be granted and the maximum number of shares which may be issued upon the exercise of all options granted under this scheme and any other share options schemes of the Company must not in aggregate exceed 10% of the issued share capital of the Company as at the date of approval of this scheme.

32. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

32.3 Special Purpose Unicom Share Option Scheme (the "Special Purpose Share Option Scheme") (Continued)

The number of options and exercise price of options granted under the Special Purpose Share Option Scheme are as follows:

(i) The exercise price of options under this scheme is equal to (a) the exercise price of an outstanding China Netcom option held by the Eligible Participants divided by (b) the share exchange ratio 1.508.

(ii) The total number of options granted by the Company to all Eligible Participants under this scheme shall be equal to the product of (a) the share exchange ratio and (b) the number of China Netcom options outstanding as at 14 October 2008.

The above formula ensures that the value of options which granted under this scheme received by a holder of China Netcom options is equivalent to the "see-through" price of that holder's outstanding China Netcom options.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 30 September 2014.

No further options can be granted under the Special Purpose Share Option Scheme.

(All amounts in RMB millions unless otherwise stated)

32. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

32.3 Special Purpose Unicom Share Option Scheme (the "Special Purpose Share Option Scheme") (Continued)

Details of share options granted by China Netcom, immediately prior to the merger between the Company and China Netcom (i.e. 14 October 2008) and the share options outstanding, immediately prior to the merger between the Company and China Netcom (i.e. 14 October 2008) are as follows:

	For the period from 1 January 2008 to 14 October 2008		2007	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of period/year	**10.32**	**150,844,560**	10.21	176,646,900
Granted	**—**	**—**	—	—
Forfeited/cancelled	**9.55**	**(139,620)**	8.40	(2,117,440)
Cancelled in exchange for the Company's options	**10.30**	**(125,836,140)**	—	—
Exercised	**10.45**	**(24,868,800)**	9.67	(23,684,900)
Balance, end of period/year	**—**	**—**	10.32	150,844,560
Representing:				
First Grant		**—**		79,263,860
Second Grant		**—**		71,580,700
Balance, end of period/year		**—**		150,844,560
Exercisable at end of period/year	**—**	**—**	10.59	45,218,610

(All amounts in RMB millions unless otherwise stated)

32. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

32.3 Special Purpose Unicom Share Option Scheme (the "Special Purpose Share Option Scheme") (Continued)

Details of share options of China Netcom exercised during the period from 1 January 2008 to 14 October 2008 and 2007 are as follows:

For the period from 1 January 2008 to 14 October 2008:

Grant	Exercise price HKD	Weighted average closing price per share at respective days immediately before date of exercise of options HKD	Proceeds received HKD	Number of shares involved
First Grant	8.40	26.17	103,316,640	12,299,600
Second Grant	12.45	25.46	156,486,540	12,569,200
			259,803,180	24,868,800

For the year ended 31 December 2007:

Grant	Exercise price HKD	Weighted average closing price per share at respective days immediately before date of exercise of options HKD	Proceeds received HKD	Number of shares involved
First Grant	8.40	22.23	136,343,760	16,231,400
Second Grant	12.45	23.92	92,796,075	7,453,500
			229,139,835	23,684,900

(All amounts in RMB millions unless otherwise stated)

32. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

The Group accounted for the exchange of options based on the estimated fair value of share options at the modification date by using the Black-Scholes valuation model. Because the Black-Scholes valuation model requires the input of subjective assumptions, including the volatility of share price, change in subjective input assumptions can materially affect the fair value estimate. Accordingly, the weighted average fair values of 2004 and 2005 Special Purpose Share Options granted under the Special Purpose Share Option Scheme was HKD6.01 and HKD4.00, respectively. The significant assumptions used and the numbers of options granted are as follows:

	2004 Special Purpose Share Option	2005 Special Purpose Share Option
Stock price	HKD11.60	HKD11.60
Exercise price	HKD5.57	HKD8.26
Volatility	55%	49%
Dividend yield	2%	2%
Risk-free rate	0.24-1.06%	0.28-1.54%
Expected life	0.30-1.09 years	0.32-2.32 years
Weighted average option value	HKD6.01	HKD4.00
Number of options granted	100,831,432	88,929,468

The volatility measured at the standard deviation of expected share price returns was based on statistical analysis of daily share prices over the last 2 to 3 years. Expected dividends were based on historical dividends. Risk-free rate was by reference to the yield of Hong Kong Exchange Fund Notes with a term similar to the expected option life.

The total incremental fair value of the exchanged options was determined to be RMB21 million which was measured by reference to the incremental fair value of the options granted under the Special Purpose Share Option Scheme as at 15 October 2008 (the modification date) over the fair value of China Netcom options as at 15 October 2008. For the year ended 31 December 2008, share-based compensation expense of approximately RMB9 million was recorded by the Group as a result of this modification.

(All amounts in RMB millions unless otherwise stated)

32. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	The Company			
	2008		2007	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	**7.12**	**257,279,600**	6.95	314,256,000
Granted	**6.83**	**189,760,900**	—	—
Forfeited	**6.37**	**(2,720,334)**	8.43	(3,420,800)
Exercised	**7.62**	**(31,246,000)**	6.03	(53,555,600)
Balance, end of year	**6.95**	**413,074,166**	7.12	257,279,600
Exercisable at end of year	**7.14**	**245,359,027**	8.48	92,713,600

Employee share options exercised for the year ended 31 December 2008 resulted in 31,246,000 shares being issued (2007: 53,555,600 shares), with exercise proceeds of approximately RMB216 million (2007: approximately RMB313 million).

(All amounts in RMB millions unless otherwise stated)

32. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

As at balance sheet date, information of outstanding share options is summarised as follows:

Date of options grant	Vesting period	Exercisable period	The price per share to be paid on exercise of options	Number of share options outstanding as at 31 December 2008	Number of share options outstanding as at 31 December 2007
Share options granted under the Pre-Global Offering Share Option Scheme:					
22 June 2000	22 June 2000 to 21 June 2002	22 June 2002 to 21 June 2010	HKD15.42	**16,977,600**	21,126,800
Share options granted under the Share Option Scheme:					
30 June 2001	30 June 2001	30 June 2001 to 22 June 2010	HKD15.42	**4,350,000**	5,608,000
10 July 2002 (Note i)	10 July 2002 to 10 July 2005	10 July 2003 to 9 July 2008	HKD6.18	**–**	3,308,000
21 May 2003	21 May 2003 to 21 May 2006	21 May 2004 to 20 May 2009	HKD4.30	**8,956,000**	11,092,800
20 July 2004	20 July 2004 to 20 July 2007	20 July 2005 to 19 July 2010	HKD5.92	**41,024,000**	50,924,000
21 December 2004	21 December 2004 to 21 December 2007	21 December 2005 to 20 December 2010	HKD6.20	**654,000**	654,000
15 February 2006	15 February 2006 to 15 February 2009	15 February 2008 to 14 February 2012	HKD6.35	**151,556,000**	164,566,000
Share options granted under the Special Purpose Share Option Scheme:					
15 October 2008 ("2004 Special Purpose Share Options")	15 October 2008 to 17 May 2009	15 October 2008 to 16 November 2010	HKD5.57	**100,627,098**	–
15 October 2008 ("2005 Special Purpose Share Options")	15 October 2008 to 6 December 2010	15 October 2008 to 5 December 2011	HKD8.26	**88,929,468**	–
				413,074,166	257,279,600

The options outstanding as at 31 December 2008 had a weighted average remaining contractual life of 2.47 years (2007: 3.47 years).

Note i: All outstanding options granted on 10 July 2002 have been exercised, therefore no options are expired under this grant.

(All amounts in RMB millions unless otherwise stated)

32. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

Details of share options exercised during 2008 and 2007 are as follows:

For the year ended 31 December 2008:

Grant	Exercise price HKD	Weighted average closing price per share at respective days immediately before date of exercise of options HKD	Proceeds received HKD	Number of shares involved
22 June 2000	15.42	18.73	63,980,664	4,149,200
30 June 2001	15.42	18.38	18,781,560	1,218,000
10 July 2002	6.18	15.88	20,443,440	3,308,000
21 May 2003	4.30	16.90	8,947,440	2,080,800
20 July 2004	5.92	17.81	58,240,960	9,838,000
15 February 2006	6.35	17.62	67,640,200	10,652,000
			238,034,264	31,246,000

For the year ended 31 December 2007:

Grant	Exercise price HKD	Weighted average closing price per share at respective days immediately before date of exercise of options HKD	Proceeds received HKD	Number of shares involved
22 June 2000	15.42	17.56	34,657,992	2,247,600
30 June 2001	15.42	17.62	8,450,160	548,000
10 July 2002	6.18	12.96	49,793,496	8,057,200
21 May 2003	4.30	12.95	60,057,240	13,966,800
20 July 2004	5.92	13.77	170,117,120	28,736,000
			323,076,008	53,555,600

For the year ended 31 December 2008, employee share-based compensation expense recorded for continuing operations amounted to approximately RMB84 million (2007: approximately RMB170 million).

(All amounts in RMB millions unless otherwise stated)

33. DISPOSAL GROUP AND DISCONTINUED OPERATIONS

Discontinued operations

On 2 June 2008 and on 27 July 2008, the Company, CUCL and China Telecom entered into the Framework Agreement and the Disposal Agreement, respectively, to sell the CDMA business to China Telecom. The disposal was completed on 1 October 2008 (Note 1). The gain on disposal, net of corresponding income tax of approximately RMB9.0 billion, amounted to approximately RMB26.1 billion.

The net assets of CDMA business as at the effective date of the disposal of the CDMA Business were as listed below:

Net assets disposed of:	Note	As at 1 October 2008
Cash and cash equivalents	(a)	4,612
Property, plant and equipment		2,997
Goodwill		373
Deferred tax assets		6
Other assets		3,958
Inventories		525
Accounts receivable, net		690
Prepayments and other current assets		808
Deferred revenue		(444)
Payable and accrued liabilities		(1,144)
Advances from customers		(4,428)
Minority interest		(5)
		7,948
Fair value of future service agreed in Disposal Agreement	37.2(b)	517
Transaction cost and taxations		184
Income tax expense arising from the disposal of the CDMA business		9,016
Gain on the disposal of the CDMA business recognised in income statement		26,135
Cash consideration on the disposal of the CDMA business		43,800
Less: Cash consideration receivable from disposal of the CDMA business		(13,140)
Cash and cash equivalents included in disposed CDMA business		(1,148)
Net cash inflow		29,512

Note (a): The balance included the cash payable of approximately RMB3,464 million upon the final agreement of the values of assets and liabilities transferred to China Telecom in accordance with the Disposal Agreement.

(All amounts in RMB millions unless otherwise stated)

33. DISPOSAL GROUP AND DISCONTINUED OPERATIONS (Continued)

Discontinued operations (Continued)

On 15 January 2007, CNC China, entered into an assets transfer agreement with Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong and Shanghai Branches. The disposal was completed on 28 February 2007. The gain on disposal, net of corresponding income tax of approximately RMB301 million, amounted to approximately RMB626 million.

The net assets of Guangdong and Shanghai Branches as at the completion date are as listed below:

Net assets disposed of:	As at 28 February 2007
Cash and cash equivalents	23
Accounts receivable and other current assets	416
Property, plant and equipment and other non-current assets	7,630
Current portion of deferred revenue	(183)
Accounts payable	(2,046)
Long-term bank loans	(3,000)
Other liabilities	(267)
	2,573
Income tax expense arising from the disposal of Guangdong and Shanghai Branches	301
Gain on the disposal of Guangdong and Shanghai Branches recognised in income statement	626
Cash consideration on the disposal of Guangdong and Shanghai Branches	3,500
Less: cash and cash equivalents included in disposed Guangdong and Shanghai Branches	(23)
Net cash inflow	3,477

(All amounts in RMB millions unless otherwise stated)

33. DISPOSAL GROUP AND DISCONTINUED OPERATIONS (Continued)

Discontinued operations (Continued)

The results and cash flows of the CDMA business and the Fixed-line business-Guangdong and Shanghai Branches for the years ended 31 December 2008 and 2007, respectively, are presented as discontinued operations as follows:

	CDMA Business		Fixed-line business-Guangdong and Shanghai Branches		Total	
	For the period from 1 January 2008 to 30 September 2008	For the year ended 31 December 2007	**For the year ended 31 December 2008**	For the period from 1 January 2007 to 28 February 2007	**For the year ended 31 December 2008**	For the year ended 31 December 2007
Revenue	22,330	31,197	–	615	22,330	31,812
Expenses	(20,423)	(30,042)	–	(618)	(20,423)	(30,660)
Profit/(loss) before income tax from discontinued operations	1,907	1,155	–	(3)	1,907	1,152
Income tax expenses	(469)	(499)	–	1	(469)	(498)
Profit/(loss) for the period of discontinued operations	1,438	656	–	(2)	1,438	654
Gain on disposal of discontinued operations before tax	35,151	–	–	927	35,151	927
Income tax expenses	(9,016)	–	–	(301)	(9,016)	(301)
Gain on disposal of discontinued operations after tax	26,135	–	–	626	26,135	626
Profit for the period/year from discontinued operations	27,573	656	–	624	27,573	1,280

(All amounts in RMB millions unless otherwise stated)

33. DISPOSAL GROUP AND DISCONTINUED OPERATIONS (Continued)

Discontinued operations (Continued)

	CDMA Business		Fixed-line business-Guangdong and Shanghai Branches		Total	
	For the period from 1 January 2008 to 30 September 2008	For the year ended 31 December 2007	**For the year ended 31 December 2008**	For the period from 1 January 2007 to 28 February 2007	**For the year ended 31 December 2008**	For the year ended 31 December 2007
Net cash inflow from operating activities	656	837	–	388	656	1,225
Net cash outflow from investing activities	(23)	(25)	–	(374)	(23)	(399)
Cash inflow from disposal of discontinued operations	29,512	–	–	3,477	29,512	3,477
Net cash inflow/(outflow) from investing activities	29,489	(25)	–	3,103	29,489	3,078
Net cash inflow from financing activities	–	–	–	–	–	–
Net cash inflow from discontinued operations	30,145	812	–	3,491	30,145	4,303

(All amounts in RMB millions unless otherwise stated)

34. DIVIDENDS

At the annual general meeting held on 16 May 2008, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended 31 December 2007 totaling approximately RMB2,732 million which has been reflected as a reduction of retained profits for the year ended 31 December 2008. As at 31 December 2008, such dividends have been paid by the Company, except for dividends payable of approximately RMB149 million due to Unicom BVI.

At a meeting held on 31 March 2009, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.20 per ordinary share to the shareholders for the year ended 31 December 2008 totalling approximately RMB4,754 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2008, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2009.

	2008	2007 (As restated)
Proposed final dividend:		
RMB0.20 (2007: RMB0.20) per ordinary share by the Company	4,754	2,727
HKD nil (2007: HKD0.592) per ordinary share by China Netcom (Note a)	—	3,700
	4,754	6,427
Dividend paid:		
By the Company	2,732	2,285
By China Netcom (Note a)	3,499	3,600
	6,231	5,885

Note a : Since the 2008 Business Combination is accounted for as a business combination of entities under common control, accordingly, the proposed final dividend and dividend paid are restated to include China Netcom as if it had always been part of the Group.

35. EARNINGS PER SHARE

Earnings per share and ADS:

Basic earnings per share for the years ended 31 December 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2007.

Diluted earnings per share for the years ended 31 December 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2007, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme; (iii) share options granted under the Special Purpose Share Option Scheme and (iv) the Convertible Bonds (for the year ended 31 December 2007 only). The potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	2008	2007 (As restated)
Numerator (in RMB millions):		
Profit attributable to the equity holders of the Company		
- Continuing operations	6,340	20,158
- Discontinued operations	27,572	1,279
	33,912	21,437
Denominator (in millions):		
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share	23,751	23,075
Dilutive equivalent shares arising from share options	190	246
Shares used in computing diluted earnings per share	23,941	23,321
Basic earnings per share (in RMB)		
- Continuing operations	0.27	0.87
- Discontinued operations	1.16	0.06
	1.43	0.93
Diluted earnings per share (in RMB)		
- Continuing operations	0.27	0.86
- Discontinued operations	1.15	0.06
	1.42	0.92

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

(All amounts in RMB millions unless otherwise stated)

36. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, accounts receivable, amounts due from ultimate holding company, related parties and domestic carriers. Financial liabilities of the Group mainly include payables and accrued liabilities, short-term bank loans, short-term commercial paper, corporate bonds, long-term bank loans and amounts due to ultimate holding company, related parties and domestic carriers.

Cash and cash equivalents and short-term bank deposits denominated in foreign currencies, as summarised below, have been translated to RMB at the applicable rates quoted by the People's Bank of China as at 31 December 2008 and 2007.

	The Group					
	2008			2007 (As restated)		
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
- denominated in HK dollars	223	0.88	197	552	0.94	518
- denominated in US dollars	134	6.83	914	65	7.30	471
- denominated in EURO	4	9.66	43	3	10.67	28
- denominated in Japanese Yen	50	0.08	4	247	0.06	16
- denominated in GBP	2	9.88	20	–	14.58	4
Sub-total			1,178			1,037
Short-term bank deposits:						
- denominated in HK dollars	–	0.88	–	71	0.94	67
- denominated in US dollars	20	6.83	137	78	7.30	569
Sub-total			137			636
Total			1,315			1,673

(All amounts in RMB millions unless otherwise stated)

36. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	The Company					
	2008			2007		
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
- denominated in HK dollars	72	0.88	63	355	0.94	332
- denominated in US dollars	39	6.83	267	22	7.30	162
Sub-total			330			494
Short-term bank deposits:						
- denominated in HK dollars	–	0.88	–	71	0.94	67
- denominated in US dollars	18	6.83	122	78	7.30	569
Sub-total			122			636
Total			452			1,130

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People's Bank of China. The carrying amounts of the Group's cash and cash equivalents, short-term bank deposits, other current financial assets and liabilities approximated their fair values as at 31 December 2008 and 2007 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair value as at balance sheet date.

In connection with the fair value of the Group's non-current portion of long-term bank loans, please refer to Note 19 (b) for details.

37. RELATED PARTY TRANSACTIONS - GROUP

Unicom Group and Netcom Group are state-owned enterprises directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-owned enterprises and their subsidiaries, in addition to Unicom Group and Netcom Group, directly or indirectly controlled by the PRC government are also considered to be related parties of the Group. Neither Unicom Group and Netcom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers other state-owned enterprises, including other telecommunications service operators, equipment vendors, construction vendors, lessors of assets and state-owned banks in the PRC, have material transactions with the Group in its ordinary course of business. These transactions are carried out on terms similar to those obtained by other state-owned parties and have been reflected in the financial statements.

The Group's telecommunications networks depend, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been adequately disclosed below.

(All amounts in RMB millions unless otherwise stated)

37. RELATED PARTY TRANSACTIONS - GROUP (Continued)

37.1 Transactions with Unicom Group, Netcom Group and their subsidiaries

(a) Significant recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group, Netcom Group and their subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Note	**2008**	2007 (As restated)
Transactions with Unicom Group, Netcom Group and their subsidiaries:			
Continuing operations:			
Interconnection revenues	(ii), (iv)	808	723
Interconnection charges	(iii), (iv)	768	742
Rental income for premises and facilities	(i), (v)	18	19
Revenue for leasing of transmission line capacity	(i), (vi)	36	7
Charges for leasing of transmission line capacity	(i), (vii)	80	23
Charge for operator-based subscriber value-added services	(i), (viii)	297	259
Charge for customer services	(i), (ix)	713	683
Agency fee incurred for subscriber development services	(i), (x)	150	92
Charges for cellular subscriber value-added service	(i), (xi)	153	37
Rental charges for premises, equipment and facilities	(i), (xii)	35	31
Charges for the international gateway services	(i), (xiii)	7	15
Purchase of telecom cards	(i), (xiv)	549	618
Agency fee incurred for procurement of telecommunications equipment	(i), (xv)	20	18
Charge for engineering design and technical service	(i), (xvi)	287	117
Charge for engineering and information technology-related services	(xvii)	2,603	1,946
Common corporate services income	(xviii)	140	121
Charges for common corporate services	(xviii)	563	477
Rental income from properties	(xix)	10	1
Rental charges for premises	(xix)	642	636
Property sub-lease rental charges	(xix)	1	11
Purchases of materials	(xx)	512	668
Charges for ancillary telecommunications support services	(xxi)	558	448
Charges for support services	(xxii)	461	536
Charges for lease of telecommunications facility	(xxiii)	306	309
Income from information communication technologies services	(xxiv)	151	130

(All amounts in RMB millions unless otherwise stated)

37. RELATED PARTY TRANSACTIONS - GROUP (Continued)

37.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(a) Significant recurring transactions (Continued)

	Note	2008	2007 (As restated)
Discontinued operations:			
Interconnection revenue	(ii), (iv)	17	26
Interconnection charges	(iii), (iv)	13	17
Charges for leasing of transmission line capacity	(i), (vii)	3	—
Charge for operator-based subscriber value-added services	(i), (viii)	89	119
Charge for customer services	(i), (ix)	111	178
Agency fee incurred for subscriber development services	(i), (x)	24	23
CDMA network capacity lease rental	(xxv)	6,009	8,382
Constructed capacity related cost of CDMA network	(xxvi)	234	215
Charges for cellular subscriber value-added service	(i), (xi)	46	17
Purchase of telecom cards	(i), (xiv)	40	79
Charge for engineering design and technical service	(i), (xvi)	3	1

(i) On 26 October 2006, CUCL entered into a new agreement "2006 Comprehensive Services Agreement" to continue to carry out related party transactions. The new agreement was approved by the independent shareholders of the Company on 1 December 2006, and became effective from 1 January 2007. Upon completion of the acquisition of Guizhou Business in 2007, the 2006 Comprehensive Services Agreement was amended where necessary so that the service area of CUCL was extended to include Guizhou province. In addition, the rights and obligations of Guizhou branch of Unicom Group under the framework agreement entered into with Guizhou branch of Unicom Huasheng for the procurement of CDMA mobile handsets on 19 December 2006 were assigned to and assumed by CUCL.

Pursuant to the ordinary resolution passed at the extraordinary general meeting held on 16 September 2008, the independent shareholders of the Company approved the 2006 Comprehensive Services Agreement be amended with effect from 15 October 2008 to include CNC China as a party (the "Second 2006 Comprehensive Services Agreement").

Also, the independent shareholders of the Company approved the following agreements:

- Framework Agreement for Engineering and Information Technology Services dated 12 August 2008
- Engineering and Information Technology Services Agreement 2008-2010
- Domestic Interconnection Settlement Agreement 2008-2010
- International Long Distance Voice Services Settlement Agreement 2008-2010
- Framework Agreement for Interconnection Settlement dated 12 August 2008

(All amounts in RMB millions unless otherwise stated)

37. RELATED PARTY TRANSACTIONS - GROUP (Continued)

37.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(a) Significant recurring transactions (Continued)

(ii) Interconnection revenues represent the amounts received or receivable from Unicom Group and Netcom Group for calls from their networks to the Group's networks.

(iii) Interconnection charges are for calls made from the Group's networks to Unicom Group and Netcom Group' networks.

(iv) Pursuant to the Framework Agreement for Interconnection Settlement dated 12 August 2008 entered between CUCL and Netcom Group, CUCL and Netcom Group agreed to interconnect the network of Netcom Group on the one hand and that of CUCL on the other and settle charges in respect of domestic long distance voice services within their respective service regions and international long distance voice services.

Interconnection settlement between Unicom Group and Netcom Group' networks and the Group's network are based on standards established from time to time by the MIIT.

(v) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, the Group agreed to provide premises to Unicom New Guoxin Telecommunications Corporation Limited ("Unicom New Guoxin"). The rental amount is based on the lower of depreciation costs and market price for similar premises in that locality.

(vi) Pursuant to the agreement entered between the branches of CUCL and 21 Provinces in Southern China of Netcom Group, revenue for leasing of transmission line capacity is based on market rates.

(vii) Pursuant to Framework Agreement for Telecommunications Facilities Leasing dated 12 August 2008 entered between CUCL and Netcom Group, the charges payable by CUCL are based on the annual depreciation charges of such transmission line capacity (not higher than market rates).

(viii) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, the Group shall retain 40% of the actually received revenue generated from the value-added services provided by New Guoxin to the Group's subscribers and allocate 60% of such revenue to New Guoxin. The settlement should be made among branches of the Group and New Guoxin respectively.

(ix) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, New Guoxin provides business inquiries, tariff inquiries, account maintenance, complaints handling, and customer interview and subscriber retention services to the Group's customers. The service fee payable by the Group shall be calculated on the basis of the customer service costs plus a profit margin, which shall not exceed 10%. The customer service costs were determined by the actual cost per operator seat and the number of effective operator seats. In addition, Guangdong has been added as one of the economically developed metropolises in determining the cost per operator seat.

(x) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, New Guoxin provides subscriber development services to the Group through telephone or other channels by utilising its own network, equipment and operators. The agency fee chargeable to the Group does not exceed the average of agency fees chargeable by any independent third party agent in the same region.

(All amounts in RMB millions unless otherwise stated)

37. RELATED PARTY TRANSACTIONS - GROUP (Continued)

37.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(a) Significant recurring transactions (Continued)

(xi) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, UNISK (Beijing) Information Technology Corporation Limited ("UNISK") and Unicom NewSpace Corporation Limited ("Unicom NewSpace") agreed to provide the cellular subscribers of CUCL with various types of value-added services through its cellular communication network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group's subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK and Unicom NewSpace for settlement, on the condition that such proportion allocated to UNISK and Unicom NewSpace does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK and Unicom NewSpace by the Group varies depending on the types of value-added service provided to the Group.

(xii) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(xiii) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group's international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(xiv) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, the Group agreed to purchase telephone cards from Unicom Group (to be imported by Unicom Xingye Science and Technology Trade Company Limited ("Unicom Xingye") at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts. Prices and volumes are subject to review by the parties on an annual basis.

(xv) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, Unicom Import and Export Company Limited ("Unicom I/E Co") agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.55% (for contracts up to an amount of USD30 million (inclusive)) and 0.35% (for contracts with an amount of more than USD30 million) of the value of imported equipment, and 0.25% (for contracts up to an amount of RMB200 million (inclusive)) and 0.15% (for contracts with an amount of more than RMB200 million) of the value of domestic equipment for such services.

(xvi) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, China Information Technology Deigning & Consulting Institute ("CITDCI") agreed to provide engineering design and technical services to the Group based on its demands and requirements. The service fee standards for the engineering design and technical services are determined based on standards promulgated by the relevant government authorities. In addition, such prices should not be higher than those adopted by an independent third party providing similar services in the same industry.

(xvii) Pursuant to Framework Agreement for Engineering and Information Technology Services dated 12 August 2008 entered between CUCL and Netcom Group and Engineering and Information Technology Services Agreement 2008-2010 entered between CNC China and Netcom Group, the charges payable by CUCL and CNC China for the above services are determined with reference to market rates and are settled when the relevant services are provided.

(All amounts in RMB millions unless otherwise stated)

37. RELATED PARTY TRANSACTIONS - GROUP (Continued)

37.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(a) Significant recurring transactions (Continued)

(xviii) Pursuant to Master Sharing Agreement 2008-2010 entered between CNC China and Netcom Group, expenses associated with common corporate services is allocated between CNC China and Netcom Group based on total assets as appropriate.

(xix) Pursuant to Property Leasing Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Property Leasing dated 12 August 2008 entered between CUCL and Netcom Group, the charges payable by CNC China and CUCL are based on market rates or the depreciation charges and taxes (only not higher than the market rates) in respect of each property. The charges are subject to review every year.

(xx) Pursuant to Materials Procurement Agreement 2008-2010 entered between CNC China and Netcom Group, the charges payable by CNC China to Netcom Group are based on market rates or cost-plus basis.

(xxi) Pursuant to Ancillary Telecommunications Services Agreement 2008-2010 entered between CNC China and Netcom Group, and the Framework Agreement for Ancillary Telecommunications Services dated 12 August 2008 entered between CUCL and Netcom Group, Netcom Group agreed to provide services including certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services. The charges are based on market rates and settled as and when the relevant services are provided.

(xxii) Pursuant to Support Services Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Support Services dated 12 August 2008 entered between CUCL and Netcom Group, Netcom Group agreed to provide services including equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services. The charges are based on market rates and settled as and when the relevant services are provided.

(xxiii) Pursuant to Telecommunications Facilities Leasing Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Telecommunications Facilities Leasing dated 12 August 2008 entered between CUCL and Netcom Group, CNC China agreed to lease the international telecommunications facilities and inter-provincial transmission optic fibers from Netcom Group. The lease payment is based on the depreciation charge of the leased assets.

(xxiv) Pursuant to Information and Communications Technology Agreement 2008-2010 entered between System Integration Corporation and Netcom Group, System Integration Corporation, agreed to provide information communications technology services to Netcom Group and also to subcontract services ancillary to the provision of information communications technology services, namely, the system installation and configuration services, to the subsidiaries and branches of Netcom Group in Netcom Group's southern service region in the PRC. The charges payable by Netcom Group are based on market value.

(xxv) On 26 October 2006, CUCL entered into the new agreement "2006 CDMA Lease Agreement" with Unicom Group and Unicom New Horizon to continue to carry out related party transactions. The new agreement was approved by the independent shareholders of the Company on 1 December 2006, and became effective from 1 January 2007. As disclosed in the announcement dated 28 July 2008, the Company, CUCL and China Telecom agreed on the CDMA Business disposal and the Company agreed to waive the CDMA network purchase option and terminate the 2006 CDMA Lease Agreement, in each case with effect from the completion of the CDMA Business disposal. During the Company's extraordinary general meeting of shareholders held on 16 September 2008, the Company's independent shareholders approved the waiver of the CDMA network purchase option and the termination of the 2006 CDMA Lease Agreement. Upon the completion of the CDMA Business disposal on 1 October 2008, the 2006 CDMA Lease Agreement was terminated.

(All amounts in RMB millions unless otherwise stated)

37. RELATED PARTY TRANSACTIONS - GROUP (Continued)

37.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(a) Significant recurring transactions (Continued)

(xxvi) Pursuant to 2006 CDMA Lease Agreement, the constructed capacity related costs in connection with the CDMA network capacity used by the Group, including the rentals for the exchange centers and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Group. The proportion of the constructed capacity related costs to be borne by the Group is calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the CDMA network.

(xxvii) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group are granted the right to use these trademarks on a royalty free and renewal basis.

(b) Other significant transaction

In 2008, the Company completed the merger with China Netcom by way of a scheme of arrangement. For details, please refer to Note 1.

(c) Amounts due from and to Unicom Group, Netcom Group and their subsidiaries

As at 31 December 2007, an amount due to Netcom Group of RMB5,880 million represented the deferred payment arising from the Acquisition of New Horizon which was unsecured, interest bearing at 5.265% per annum with final maturity through 30 June 2010. In 2008, the Group fully repaid the amount. The deferred payment as at 31 December 2007 is analysed as follows:

	The Group	
	2008	2007
Within one year	–	1,960
In the second year	–	1,960
In the third year	–	1,960
Total	–	5,880

In addition, the balance as at 31 December 2007 included the payables to related parties of approximately RMB 2,249 million with interest rates ranging from 3.0% to 3.8% per annum, which was unsecured and repayable within 3 years. In 2008, the Group fully repaid the amount.

Apart from these, amounts due from and to Unicom Group, Netcom Group and their subsidiaries are unsecured, interest free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of the transactions with Unicom Group, Netcom Group and their subsidiaries as described in (a) above.

(All amounts in RMB millions unless otherwise stated)

37. RELATED PARTY TRANSACTIONS - GROUP (Continued)

37.2 Domestic carriers

(a) Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

		The Group	
	Note	**2008**	2007 (As restated)
Interconnection revenue	(i)	11,816	11,000
Interconnection charges	(i)	10,819	10,367
Leased line revenue	(ii)	500	539
Leased line charges	(ii)	269	350

(i) The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group's networks and the network of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MIIT.

(ii) Leased line charges are paid or payable to domestic carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to domestic carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.

(All amounts in RMB millions unless otherwise stated)

37. RELATED PARTY TRANSACTIONS - GROUP (Continued)

37.2 Domestic carriers (Continued)

(b) Disposal of the Group's CDMA business to China Telecom

In 2008, the Company completed the disposal of the CDMA Business to China Telecom. For details, please refer to Note 1 and Note 33.

Pursuant to the Disposal Agreement, the Group is committed to providing certain supporting services to China Telecom at no consideration during the transitional period. Such services include providing the use of certain telecommunications equipment, properties and information technology services in certain regions. The value of such services are estimated by the Group based on the costs of the underlying equipment or properties plus a margin. A portion of the consideration for the disposal of the CDMA Business equal to the estimated value of such services has been deferred and will be recognised over the expected service period.

In addition, pursuant to the Disposal Agreement, upon the completion of the CDMA Business disposal, CUCL and China Telecom would enter into agreements with respect to the swapping and operation of certain jointly used network assets in accordance with the terms set out in the Disposal Agreement. As at 31 March 2009, the negotiation of the agreements is in progress. Based on the latest negotiations, the Group estimated that the swapping and operation of these jointly used network assets would not have a significant impact on the consolidated financial statements.

As at 31 December 2008, the balances due from/to China Telecom in relation to the disposal of the CDMA Business were as follows:

Proceeds receivable	13,140
Advances from customers received on behalf of China Telecom	(768)
Cash payable upon the final agreement of the values of assets and liabilities transferred to China Telecom in accordance with the Disposal Agreement	(3,464)

(All amounts in RMB millions unless otherwise stated)

37. RELATED PARTY TRANSACTIONS - GROUP (Continued)

37.2 Domestic carriers (Continued)

(c) Amounts due from and to domestic carriers

	The Group	
	2008	2007 (As restated)
Amounts due from domestic carriers		
- Receivables for interconnection revenue and leased line revenue	914	894
- Less: Provision for doubtful debts	(49)	(78)
	865	816
Amounts due to domestic carriers		
- Payables for interconnection charges and leased lines charges	538	510

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

37.3 Other major state-owned financial institutions

(a) Transactions with other major state-owned financial institutions in the PRC

The following is a summary of significant transactions with other major state-owned financial institutions in the PRC in the ordinary course of business:

	The Group	
	2008	2007 (As restated)
Finance income/costs, include:		
- Interest income	238	278
- Interest expense	2,008	2,250
Short-term bank loans received	50,614	63,125
Short-term commercial paper received	10,000	20,000
Long-term bank loans received	2,888	2,559
Issuance of corporate bonds	5,000	2,000
Short-term bank loans repaid	51,184	81,685
Short-term commercial paper repaid	20,000	10,000
Long-term bank loans repaid	20,524	9,583

(All amounts in RMB millions unless otherwise stated)

37. RELATED PARTY TRANSACTIONS - GROUP (Continued)

37.3 Other major state-owned financial institutions (Continued)

(b) Amounts due from and to other major state-owned financial institutions in the PRC

The balances with other major state-owned financial institutions in the PRC in various line items of the consolidated balance sheet are listed as follows:

	The Group	
	2008	2007 (As restated)
Current assets		
Short-term bank deposits	**238**	619
Cash and cash equivalents	**8,672**	11,484
Non-current liabilities		
Long-term bank loans	**997**	14,625
Corporate bonds	**7,000**	2,000
Current liabilities		
Short-term commercial paper	**10,000**	20,000
Current portion of long-term bank loans	**1,216**	7,411

(All amounts in RMB millions unless otherwise stated)

38. CONTINGENCIES AND COMMITMENTS

38.1 Capital commitments

As at 31 December 2008 and 2007, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	The Group			
	2008			2007 (As restated)
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	1,162	4,914	6,076	3,802
Authorised but not contracted for	846	6,092	6,938	2,508
Total	2,008	11,006	13,014	6,310

As at 31 December 2008, approximately RMB159 million (2007: approximately RMB153 million) of capital commitment outstanding was denominated in US dollars, equivalent to approximately USD23 million (2007: approximately USD21 million). As at 31 December 2007, the capital commitments were mainly related to continuing operations.

As at 31 December 2007, the Company had capital commitments in relation to the capacity expansion of marine cable, as follows:

	The Company	
	2008	2007
Authorised and contracted for	—	—
Authorised but not contracted for	—	19
	—	19

(All amounts in RMB millions unless otherwise stated)

38. CONTINGENCIES AND COMMITMENTS (Continued)

38.2 Operating lease commitments

As at 31 December 2008 and 2007, the Group had total future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group			
	2008			2007 (As restated)
	Land and buildings	Equipment	Total	Total
Leases expiring:				
- no later than one year	1,438	390	1,828	9,096
- later than one year and no later than five years	3,876	695	4,571	3,287
- later than five years	1,764	193	1,957	2,031
Total	7,078	1,278	8,356	14,414

As at 31 December 2007, the operating lease commitments included the leasing fees for the CDMA network capacity based on the 2006 CDMA Lease Agreement of approximately RMB7,543 million relating to discontinued operations. During the Company's Extraordinary General Meeting of shareholders held on 16 September 2008, the Company's independent shareholders approved the termination of the 2006 CDMA Lease Agreement. Upon the completion of the CDMA Business disposal on 1 October 2008, the 2006 CDMA Lease Agreement was terminated (see Note 37.1(a) (xxv)).

As at 31 December 2008 and 2007, the Company had total future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Company	
	2008	2007
Office premise lease expiring:		
- no later than one year	4	10
- later than one year and no later than five years	—	4
Total	4	14

38.3 Contingent liabilities

As aforementioned in Note 26, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China. Based on management's assessment and preliminary discussions with MIIT and NDRC, management considered that the Group had complied with the regulations issued by the relevant government authorities for all periods covered by the investigation, and the likelihood of a cash outflow as a result of the investigation is remote. Accordingly, no contingent liabilities in relation to the investigation were recorded as at 31 December 2008.

(All amounts in RMB millions unless otherwise stated)

39. EVENTS AFTER BALANCE SHEET DATE

(a) Acquisitions of certain assets and business from Unicom Group and Netcom Group

On 16 December 2008, CUCL agreed to acquire from Unicom Group and Netcom Group (i) the fixed-line business across the 21 provinces in Southern China (but not the underlying fixed assets) and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches, (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries, (iii) a 100% equity interest in Unicom Xingye owned by Unicom Group, (iv) a 100% equity interest in CITDCI owned by Unicom Group and (v) a 100% equity interest in New Guoxin owned by Unicom Group (the "2009 Business Combination") at a consideration of approximately RMB6.43 billion but subject to certain adjustments.

The proposed 2009 Business Combination was approved by the independent shareholders of the Company in an extraordinary general meeting held on 14 January 2009 and was completed on 31 January 2009.

(b) Leasing of telecommunications network in Southern China from Unicom New Horizon

In connection with the 2009 Business Combination, CUCL, Unicom Group, Netcom Group and Unicom New Horizon entered into an agreement dated 16 December 2008 in relation to the lease of the telecommunications networks of 21 provinces in Southern China by CUCL from Unicom New Horizon on an exclusive basis upon the completion of the 2009 Business Combination for an annual lease fee of RMB2.0 billion and RMB2.2 billion for the two financial years ending 31 December 2009 and 31 December 2010, respectively. The initial term of the lease is two years effective from 1 January 2009 and the lease is renewable at the option of CUCL.

(c) Granting of the license to operate 3G digital cellular business with WCDMA technology

On 7 January 2009, MIIT has granted approval for Unicom Group to license CUCL to operate 3G digital cellular business with WCDMA technology nationwide in China.

(d) Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2008. For details, please refer to Note 34.

40. COMPARATIVE FIGURES

As stated in Note 2.2, 2007 comparative figures have been restated to reflect the effects of the 2008 Business Combination under common control, which is accounted for using merger accounting in accordance with HKFRS. In addition, the results and cash flows of the CDMA business segment have been presented as discontinued operations and accordingly, the 2007 comparative figures of the consolidated income statement and cash flow statement had been reclassified in accordance with HKFRS. For comparative purposes, certain comparative figures have also been reclassified to conform with current year presentation to align the financial statements presentation of the Group and China Netcom and the effect of the change in accounting policies under HKFRS (Please refer to Note 2.2 for details).

41. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 31 March 2009.

Financial Summary

For the five-year ended 31 December 2008
(All amounts in RMB millions, except per share data)

Selected financial summary, including selected consolidated income statement data and consolidated balance sheet data for 2004, 2005 and 2006 were prepared in accordance with HKFRS. Selected financial summary, including selected consolidated income statement data and balance sheet data for 2007 and 2008 were prepared in accordance with IFRS/HKFRS.

RESULTS

Selected Income Statement Data

	2008	2007 (As restated)	2006 (As restated)	2005 (As restated)	2004 (As restated)
Continuing operations					
Revenue	**148,906**	150,687	145,917	139,600	132,628
Interconnection charges	**(12,011)**	(11,214)	(8,735)	(6,851)	(5,712)
Depreciation and amortisation	**(47,678)**	(47,369)	(46,877)	(44,341)	(43,264)
Network, operations and support expenses	**(16,577)**	(16,022)	(15,000)	(14,239)	(12,102)
Employee benefit expenses	**(18,902)**	(17,540)	(16,950)	(16,261)	(15,269)
Other operating expenses	**(33,582)**	(32,776)	(30,756)	(28,838)	(29,359)
Finance costs	**(2,411)**	(3,231)	(4,375)	(4,430)	(5,476)
Interest income	**239**	285	392	226	161
Impairment loss on property, plant and equipment	**(11,837)**	—	(2,544)	—	(11,318)
Realised/unrealised loss on changes in fair value of derivative component of the convertible bonds	**—**	(569)	(2,397)	—	—
Other income - net	**1,994**	4,990	857	307	221
Profit from continuing operations before income tax	**8,141**	27,241	19,532	25,173	10,510
Income tax expenses	**(1,801)**	(7,083)	(6,092)	(5,696)	(1,739)
Profit from continuing operations	**6,340**	20,158	13,440	19,477	8,771
Profit from discontinued operations	**27,573**	1,280	2,519	(600)	(1,604)
Profit for the year	**33,913**	21,438	15,959	18,877	7,167
Attributable to:					
Equity holders of the Company	**33,912**	21,437	15,959	18,877	7,167
Minority interest	**1**	1	—	—	—
	33,913	21,438	15,959	18,877	7,167

(All amounts in RMB millions, except per share data)

RESULTS (Continued)

Selected Income Statement Data (Continued)

	2008	2007 (As restated)	2006 (As restated)	2005 (As restated)	2004 (As restated)
Earnings per share for profit attributable to the equity holders of the Company					
- basic (RMB)	**1.43**	0.93	0.71	0.84	0.34
- diluted (RMB)	**1.42**	0.92	0.70	0.84	0.34
Earnings per share for profit from continuing operations attributable to the equity holders of the Company					
- basic (RMB)	**0.27**	0.87	0.60	0.87	0.42
- diluted (RMB)	**0.27**	0.86	0.59	0.86	0.42
Earnings per share for profit from discontinued operations attributable to the equity holders of the Company					
- basic (RMB)	**1.16**	0.06	0.11	(0.03)	(0.08)
- diluted (RMB)	**1.15**	0.06	0.11	(0.02)	(0.08)

(All amounts in RMB millions, except per share data)

RESULTS (Continued)

Selected Balance Sheet Data

	2008	2007 (As restated)	2006 (As restated)	2005 (As restated)	2004 (As restated)
Property, plant and equipment, net	**283,912**	276,110	286,108	289,229	297,463
Current assets	**36,120**	32,175	38,696	30,023	42,035
Accounts receivable, net	**8,587**	11,014	10,843	11,092	11,568
Cash and cash equivalents	**9,238**	11,979	19,866	10,426	15,360
Total assets	**344,924**	334,087	350,222	346,029	365,935
Current liabilities	**125,219**	124,046	141,747	150,205	153,649
Payables and accrued liabilities	**65,687**	49,312	46,375	39,007	42,838
Short-term loans	**11,996**	19,261	41,410	65,430	76,656
Short-term commercial paper	**10,000**	20,000	16,898	9,865	—
Long-term loans	**997**	16,086	27,253	29,207	50,058
Corporate bonds	**7,000**	2,000	—	—	—
Convertible bonds	**—**	—	10,325	—	—
Total liabilities	**138,214**	155,571	196,954	206,225	228,431
Total equity	**206,710**	178,516	153,268	139,804	137,504

Note:

Prior to 2007, the accounting policies between the Group and China Netcom were not fully aligned such that the buildings held by the Group (other than those held by China Netcom) were stated at revalued amounts less accumulated depreciation and accumulated impairment losses, while all property, plant and equipment other than the buildings (other than those held by China Netcom) were stated at historical costs less accumulated depreciation and accumulated impairment losses.

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company's operating strategies and future plans and objectives of management, mergers and acquisitions, and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its network expansion plans and related expenditure plans, including, among others: those relating to 3G digital cellular business and 3G network infrastructure build-outs; its future business condition and financial results; cash flows; dividends; financing plans; its ability to upgrade and expand existing networks and increase network efficiency; its ability to improve existing services and offer new services; its ability to develop new technology applications; its ability to leverage its position as an integrated telecommunications operator and expand into new businesses and new markets; future growth of market demand of, and opportunities for, the Company's new and existing products and services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update these forward-looking statements.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of the future performance of the Company. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

- any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT, the State-owned Assets Supervision and Administration Commission and other relevant government authorities of the PRC;
- the level of demand for telecommunications services;
- competitive forces in more liberalized markets, including pricing pressures and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- the effects of tariff reduction initiatives;
- the availability, terms and deployment of capital, and the impact of regulatory and competitive developments on capital outlays;
- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;
- any changes in the PRC telecommunications industry resulted from the issuance of the licenses of third generation mobile telecommunications by the PRC government;
- the results of the ongoing restructuring of the PRC telecommunications industry;
- any changes in the effects of competition on the demand and price of the Company's telecommunications services;
- the effect of the Company's restructuring and the integration of the Company and China Netcom Group Corporation (Hong Kong) Limited following the completion of the merger;
- the effect of the Company's proposed adjustment in its business strategies relating to the personal handy-phone system business;
- any changes in telecommunications and related technologies and applications based on such technologies;
- any changes in political, economic, legal and social conditions in the PRC, including the PRC government's policies and initiatives with respect to economic development in light of the current economy downturn, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market; and
- the potential continued slowdown of economic activities at home and abroad.

Designed by: Equity Financial Press Limited

www.chinaunicom.com.hk

China Unicom (Hong Kong) Limited
75th Floor, The Center, 99 Queen's Road Central, Hong Kong
Tel (852) 2126 2018 Fax (852) 2126 2016